MAKE MORE POSSIBLE

Rogers Communications Inc.

2020 Annual Report

MAKE MORE POSSIBLE Rogers Communications Inc. 2020 Annual Report

OUR PURPOSE To connect Canadians to a world of possibilities and the memorable moments that matter most in their lives 03 About Rogers 04 Create best-in-class customer experiences by putting our customers first in everything we do 06 Invest in our networks and technology to deliver leading performance and reliability 08 Deliver innovative solutions and compelling content that our customers will love 10 Drive profitable growth in all the markets we serve 12 Develop our people and a high performance culture 14 Be a strong, socially responsible leader in our communities across Canada 16 A message from Edward 18 A message from Joe 20 Senior Executive Officers & Directors 22 2020 Financial Report 152 Corporate and shareholder information 2 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

ABOUT ROGERS We are a team of proud Canadians dedicated to making more possible for our customers each and every day. Our founder, Ted Rogers, believed in the power of communication to enrich, entertain, and embolden Canadians. He followed in his father’s footsteps, and at the age of 27, purchased his first radio station, CHFI. From these modest beginnings, Rogers has grown to become a proud Canadian company — a company devoted to delivering the very best in wireless, residential, and media to Canadians and Canadian businesses. ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT | 3

OUR COMPANY PRIORITIES In addition to keeping our customers connected and keeping our people safe throughout the pandemic, our six company priorities guided our work and decision-making in 2020. We further improved our operational execution, made well-timed investments to grow our core businesses, and delivered increased long-term shareholder value. Below are some highlights from 2020. 1 Create best-in-class customer experiences by putting our customers first in everything we do We see you out at all hours of the day and night. Thank you for Keeping up the network through this difficult time stay safe, Your local neighbours 4 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

Improved monthly Wireless postpaid churn by 11 basis points to 1.00% Accelerated our digital-first plan and added self-serve options during COVID-19, with overall digital adoption up 6 points to 84% and virtual assistant conversations up over 130% Moved to 100% Canada-based customer care specialists and opened our Kelowna Customer Solution Centre virtually Introduced an Ignite self-installation program, including a Drop & Go option, as a safe, easy, no-contact way for customers to install our Ignite InternetTM and Ignite TVTM services, with over 93% of customers easily installing their products themselves since the beginning of April The entire process was so easy. From ordering, to arranging an appointment, to delivery and set up. Launched Express Pickup, making Rogers the only national carrier to give customers the convenience of ordering online and picking up in-store on the same day Expanded Pro On-the-GoTM to more cities across Canada, including Vancouver, Calgary, Edmonton, and Ottawa Supported customers with goodwill measures at the onset of COVID-19 by waiving pay-per-use international roaming fees in all available destinations until April 30, 2020 and long-distance voice calling fees across Canada until June 30, 2020 ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT | 5

2 Invest in our networks and technology to deliver leading performance and reliability ROGERS 5G 6 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

Launched and expanded Canada’s first and largest 5G network to over 170 cities and towns and started rolling out Canada’s first 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver to be ready to support future devices and chipsets as they become available Started rolling out wireless home broadband Internet service to more than 100 communities in Southwestern Ontario Strengthened our Advanced Services portfolio to make it easier for businesses and governments to serve the public, including with new Internet of Things (IoT) collaborations Added capacity and managed traffic where needed to ensure customers stayed connected during COVID-19, with total traffic on our networks up by over 50% during the first few months Expanded our cable network through the acquisition of Cable Cable Inc. and Ruralwave Inc. in the Ontario Kawartha Lakes region, and announced a partnership with Southwestern Integrated Fibre Technology (SWIFT) to bring services to underserved communities in the Regional Municipality of Waterloo and Dufferin, Norfolk, Oxford, and Simcoe counties in Ontario Evolved our 5G partner ecosystem and 5G research and development – launched Canada’s first 5G smart city in Kelowna in partnership with UBC; launched 5G Create Lab at Communitech to develop leading 5G solutions Named best wireless network in Canada for the second year in a row, in July, by umlaut, the global leader in mobile network benchmarking Earned the number one spot in the Canada Wireless Network Quality Study by J.D. Power in the West and Ontario, in April Ranked most consistent national wireless and broadband Internet provider in Canada by Ookla, in Q3 and Q4 of 2020 Best 20 in 20 Test Best 20 in 20 Test OOKLA® JD POWER ROGERS JD POWER ROGERS ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT | 7

3 Deliver innovative solutions and compelling content that our customers will love NHL ON SN All SEASON LONG 8 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

Launched Ignite SmartStreamTM, an entertainment add-on for Ignite Internet customers, to give customers access to their favourite streaming services in one place Launched 14 new apps and subscription video on-demand services on Ignite TV and expanded free content on Ignite TV with the introduction of new apps, including Fun at Home and Health at Home, tubi, XITE, and zone-ify Leveraged our media assets to advance inclusion and diversity, including a prime time special Ending Racism: What Will it Take?, a new digital series LIVE: #Cityline Real on Race, and a new SportsnetTM interview series Top of HER GameTM Delivered industry-leading coverage with the return of live sports, with Sportsnet the most-watched sports media brand in Canada in 2020, and Sportsnet National the number one Canadian network overall in prime time in August SMArTSTreAM LIVE: # CitylineReal ON RACE TUESDAYS 3 PM ET Launched access to Amazon Music on Ignite TV so customers can listen to their favourite music, as well as thousands of playlists and stations Provided free access for our customers to a rotating selection of channels for a select period of time during COVID-19 and temporarily removed data usage caps for customers on limited home Internet plans so they could stream, surf, and connect during the initial phase of the pandemic ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT | 9

4 Drive profitable growth in all the markets we serve 10 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

Attracted 245,000 net Wireless postpaid subscribers 218,000 net Ignite TV subscribers Expanded consolidated adjusted EBITDA margin by 90 basis points Generated free cash flow of $2,366 million up 4% ROGERS 302 NOW OPEN Ended the year with strong liquidity position of $5.7 billion Paid over $1 billion in dividends ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT | 11

5

Develop our people and a high performance culture

ROGERS
Mosaic

12 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

5 Develop our people and a high performance culture 12 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

Launched new five-year Inclusion and Diversity Strategy with measurable targets and held 85 Inclusion & Diversity events and listening sessions Delivered enhanced programs and employee communications to ensure employees were supported and informed during COVID-19 Extended our employee virtual health care solution to provide access to health care professionals during COVID-19 Received Canada’s Top 100 Employers Award for the eighth year in a row and reclaimed certification for Canada’s Most Admired Corporate Cultures in 2020 Achieved all-time high employee engagement score of 87%, up two points from 2019 and seven points above best-in-class Waterstone CANADA’S MOST ADMIRED CORPORATE CULTURES 2019 - 2020 Canada’s Top 100 Employers ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT | 13

6

TEAM | ÉQUIPE
ROGERS

113

JAYS CARE
FOUNDATION

14 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

6 Be a strong, socially responsible leader in our communities across Canada 113 TEAM EQUIPE ROGERS JAYS CARE FOUNDATION 14 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

Partnered with Food Banks Canada and Jays Care Foundation for Step Up to the Plate, using the Rogers Centre™ for the largest food hamper program in the organization’s history, distributing over eight million meals for Canadian families Launched an awareness campaign across media and digital assets to raise money for Food Banks Canada to address acute food shortages during COVID-19; and donated more than one million meals through a corporate donation and employee contributions Donated $1 million to Jays Care Foundation to deliver programs to support 35,000 youth across Canada, including virtual summer camps for 10,000 marginalized youth Raised approximately $1 million through the Hearts and Smiles campaign in support of The Frontline Fund to help Canada’s frontline health care workers during COVID-19 Ted Rogers Scholarship Fund #Forward Together ROGERS Make more possible WOMEN’S SHELTERS CANADA THANKS! Big Brothers Big Sisters of ROGERS Rylan Announced a $10 million commitment over the next five years in free advertising and creative services via our sports and media assets to charities and small businesses that support Black, Indigenous and People of Colour and equity-seeking communities Launched the 60,000 Hours Challenge as part of The 60 Project to mark our 60th anniversary in 2020, with employee volunteers supporting over 200 organizations Awarded scholarships, through the Ted Rogers Scholarship Fund, to over 400 young people to pursue post-secondary education, with an estimated 75% of community recipients from Black, Indigenous, and People of Colour communities ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT | 15

AMESSAGE FROM EDWARD Edward S. Rogers Chair of the Board Rogers Communications Inc. Dear Fellow Shareholders, 2020 tested our business as never before but our team rose to the challenge. Our networks were strong and resilient, we demonstrated leadership in delivering 5G to Canadians, our balance sheet remained sound, and we supported our most vulnerable communities. Navigating our business effectively through challenging times In 2020, while we prioritized the actions we needed to take as a result of COVID-19, our results started to improve over the second half of the year and we ended the year with a strong balance sheet and solid efficiency gains across our businesses. While consolidated revenue was down 8%, we were able to expand consolidated adjusted EBITDA margins by 90 basis points. In our Wireless business, we ended the year with 2.5 million unlimited data customers, which grew 79% year over year, and represents the largest customer base in Canada that is no longer paying overage charges. However, we felt the impacts of global travel restrictions and reduced store traffic due to the pandemic’s retail restrictions, but we increased our customer base in the second half of the year and attracted 245,000 net new wireless subscribers as customers embraced our digital transaction options. In our Cable business, revenue was consistent with last year, adjusted EBITDA grew 1%, and we expanded margins by 50 basis points. We saw significant growth in our Ignite TV subscriber base, which grew 67% on a year over year basis to over 540,000 subscribers. We also achieved capital efficiency gains through the growing popularity of customer self-install options for Ignite Internet and Ignite TV. Finally, our Sports and Media business was notably impacted by COVID-19. We experienced lower sports-related revenue associated with the Toronto Blue Jays not being able to play in front of fans at the Rogers Centre, as well as overall declines in television and radio advertising revenue across the country. However, we have the best sports assets in the country, and we know fans are excited with the prospects of watching and supporting their favourite teams as major sports leagues continue to recover. Healthy balance sheet, strong cash flow generation, and delivering results for shareholders Despite these pandemic-driven pressures affecting our 2020 results, our underlying assets remain very strong. We generated free cash flow of $2.4 billion, an increase of 4%, and we returned $1.0 billion in dividends to shareholders. As the economy moves past the COVID-19 environment, we anticipate solid improvements in our business, underpinned by a healthy balance sheet and targeted and consistent investments in our networks. I am tremendously proud of our operational transformation, in real-time, to keep our employees safe and our customers connected, while still pursuing opportunities to grow and innovate. Investing for the future and launching Canada’s largest and most reliable 5G network This innovation was demonstrated as we solidified our 5G leadership position, launching and expanding Canada’s first and largest 5G network to more than 170 cities and towns. We also began our rollout of Canada’s first 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver. 16 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

With increased adoption of our 5G-ready Rogers Infinite plans, Rogers now has the largest unlimited customer base in Canada. Rogers continues to deliver the best wireless network in Canada, an achievement recognized for the second year in a row by umlaut, the global leader in mobile network benchmarking. We were also ranked number one in the Canada Wireless Network Quality Study by J.D. Power in Ontario and in the West, and we were ranked most consistent national wireless and broadband Internet provider in Canada by Ookla in November. At Rogers for Business, we continue to enable small business and entrepreneurs to stay productive and connected to their customers and people. With innovative IoT solutions and collaboration tools, we provide seamless solutions for businesses and governments. As 5G’s possibilities come to life and the economy regains stable footing, we will be there As the economy moves past the COVID-19 environment, we anticipate solid improvements in our business, underpinned by a healthy balance sheet and targeted and consistent investments in our networks. to support our Rogers for Business customers as they rebuild and reconnect. Our #1 priority is to deliver the best customer experience, and this year, our 100% Canadian-based customer care team stepped up to provide the additional support and care needed by customers in these extraordinary times. At the peak of the pandemic, we developed and launched interactive digital touchpoints and self-serve options to keep our customers’ needs met despite the physical distance. Customers have embraced these advancements and we will continue to build on them to keep pace with evolving customer needs. Supporting our communities as a leading Canadian corporation While continuing to stay focused on the future and ensure our business ran smoothly, our Rogers team also worked to ensure we supported the most vulnerable residents in our communities. I would like to thank the Rogers team for their incredible efforts in giving back to our communities from coast-to-coast-to-coast this year. Setting record levels of volunteerism and giving across the company, the Rogers family was pleased to support these efforts with $60 million in donations to charities across the country for families in need. In an unprecedented year, Rogers Communications showed unwavering leadership and commitment to our customers, incredible resilience in the face of the pandemic’s challenges, and entrepreneurial spirit and focus on our long-term future growth and success. I want to express my thanks to our President and CEO, Joe Natale, the management team, and our full team of approximately 23,500 for all their efforts as we collectively showed our strength and resilience to deliver for Canadians during an unprecedented year. Edward S. Rogers Chair of the Board Rogers Communications Inc. ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT | 17

A MESSAGE FROM JOE Joe Natale President and CEO Rogers Communications Inc. My Fellow Shareholders, 2020 was an extraordinary year in so many ways. Our company turned 60 – a major milestone that reminded us of our deep history in Canada and the generations of innovation we helped catalyze. That history met the future head-on when in January of last year, we were proudly the first carrier to bring a 5G network to Canada as we launched this cutting-edge technology in downtown Toronto, Montreal, Vancouver, and Ottawa and continued to drive Canada’s largest 5G network to more than 170 communities across Canada. Three months into 2020, however, all of us were faced with a challenge none of us could have predicted. Every Canadian was affected by the pandemic, as was every aspect of our wireless, cable, and sports and media businesses. Customers worked from home and stopped travelling. Work from home became the rule versus the exception. Sports leagues paused and stadiums were idled. Through all these changes, our networks and operations had to shift seamlessly to ensure Canadians stayed connected and served and we had to find new ways of doing business in order to offset the significant financial pressures being felt across the business. We saw sharp revenue and adjusted EBITDA declines associated with COVID-19 of $1.4 billion and $500 million, respectively, with our wireless and sports and media businesses feeling the most impact. Our cable business was resilient, with stable revenue and profitability through the period, and expanding margins through our efficiency initiatives. Despite the environment, we grew free cash flow by 4% in 2020, and ended the year with a healthy balance sheet, including $5.7 billion in available liquidity. Notwithstanding the short-term impacts on our businesses, the fundamental long-term value of our wireless, cable, and sports and media assets remain intact. With exceptional assets, a strong balance sheet, and efficient operations across all of our businesses, Rogers is well positioned as the economy recovers. Throughout the pandemic, with millions of Canadians relying on us to work, learn, and connect from home, our networks have served as the connective tissue across peoples’ lives. Despite the unprecedented spike in demand with home Internet traffic shooting up more than 50%, our networks held up incredibly well. Being ready for this moment took decades of investment – $60 billion over the last 35 years in our networks. These investments contribute to Canadians enjoying the fastest mobile download speeds in the world – faster than all other G7 countries – according to OpenSignal, an independent global body that provides analytics and insights on wireless connectivity. But investment alone didn’t get us here. The extraordinary efforts of our team enabled network connection, but also, personal connection. Our Rogers Sports & Media teams turned basements and backyards into studios to deliver the news to Canadians 24/7. And our Sportsnet team kept Canadians entertained through creative, digital programming during a required hiatus from live sports. Our strong culture of innovation was also evident in our customer service pivots. Our offerings and delivery transformed in record time. In under five weeks, we moved 90% of our team to work from home – including our 7,000 Canada-based contact centre employees .18 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

PARTICIPATION HOUSE. Markham www.participationhouse.net 9 BUTTERNUT LANE AUTHORIZED PARKING ONLY The fundamentals of our operations accelerated our digital service offerings. Our apps helped customers navigate self-installations and service issues without technicians having to enter homes. While many customers have embraced digital, for those who required a retail experience, we kept our stores open where allowed and evolved our unique Pro On-the-Go service to bring the retail experience to our customers’ front doors. The launch of our Express Pickup service – a first in our industry – enabled customers to order their devices online but pick up at a store on the same day. These capabilities were built with durability in mind and were accelerations of initiatives already underway. They will form the basis of our operating platform going forward long past COVID-19 delivering better customer experiences and lower operating costs. In 2020, with more customers looking to connect, we added over 120,000 customer relationships across our products. We now have more than 540,000 Ignite TV customers and 2.5 million Infinite customers. Our continued focus on improving the customer experience has yielded a significant increase in our likelihood to recommend scores across the business. 2020 was also an important year for new action tackling anti-Black racism and renewed efforts for inclusion and diversity within and beyond our workplace. We reset our five-year Inclusion & Diversity strategy with meaningful reporting targets. We signed a pledge to the BlackNorth initiative and became a partner of the Black Professionals in Tech Network to onboard more Black talent into our company. And we mandated Unconscious Bias training for all our leaders. Our work here continues in 2021. In a year that tested our team like no other, we achieved record employee engagement levels (87%) and secured our position as one of Canada’s Top 100 Employers for the 8th year in a row. We also reclaimed our certification as one of Canada’s Most Admired Corporate Cultures. The engagement, and helping hands, of our team reached beyond the virtual walls of our organization and into our most vulnerable communities. We achieved new company records for volunteerism and supported nearly 1,500 charities. We leveraged the full range of our unique corporate assets – from giving free devices and plans to Big Brothers Big Sisters, to transforming the Rogers Centre into the largest food pantry from which to distribute eight million meals for Canadian families as part of our Step Up To The Plate initiative with Jays Care Foundation. We used our media assets to ensure women fleeing domestic violence had awareness of who to call, and access to free phones and data plans once they found safety in shelters. Millions of dollars in scholarships and community grants went to help rising talent across the country. We expect shareholders to benefit from the investments we are making across our businesses, particularly with our 5G network. Going forward, you should expect Rogers to maintain its disciplined and balanced approach to capital allocation, with a prioritization on growing our core businesses, while continuing to return steady dividends and excess capital to shareholders over the long term. Rogers has been part of the Canadian fabric for 60 years. And today, as our nation moves through the stages of recovery and rebuilds what’s been lost, we will be there to help Canadians create a new, and better, future. In a year like no other, I am tremendously proud of our accomplishments and the dedication of our team to keep our customers and Canadians connected. I would also like to thank you, our shareholders, for your ongoing support. Building out the deep footprints of our founder Ted Rogers, we proudly continue our path of innovation and smart investments to make more possible for Canadians. My very best, Joe ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT | 19

SENIOR EXECUTIVE OFFICERS As at March 4, 2021 1. Joe Natale President and Chief Executive Officer 2. Eric P. Agius Chief Customer Officer 3. Jordan R. Banks President, Rogers Sports & Media 4. Lisa L. Durocher Executive Vice President, Financial and Emerging Services 5. Jorge Fernandes Chief Technology and Information Officer 6. Brent R. Johnston President, Wireless 7. Graeme McPhail Chief Legal and Regulatory Officer and Secretary 8. Sevaun T. Palvetzian Chief Communications Officer 9. Dean Prevost President, Connected Home and Rogers for Business 10. James M. Reid Chief Human Resources Officer 11. Tony Staffieri, FCPA, FCA Chief Financial Officer 20 | ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT

DIRECTORS As at March 4, 2021 1. Edward S. Rogers Chair 2. Bonnie R. Brooks, C.M. Company Director 3. Robert Dépatie Company Director 4. Robert J. Gemmell Company Director 5. Alan D. Horn, CPA, CA President and Chief Executive Officer, Rogers Telecommunications Limited 6. Ellis Jacob, C.M., O.Ont., FCPA, FCA, FCMA President and CEO of Cineplex Inc. 7. Philip B. Lind, C.M. Vice Chair 8. John A. MacDonald Lead Director 9. Isabelle Marcoux, C.M. Chair, Transcontinental Inc. 10. Joe Natale President and Chief Executive Officer 11. The Hon. David R. Peterson, PC, QC Chairman Emeritus, Cassels Brock & Blackwell LLP 12. Loretta A. Rogers Company Director 13. Martha L. Rogers Company Director 14. Melinda M. Rogers-Hixon Deputy Chair ROGERS COMMUNICATIONS INC. 2020 ANNUAL REPORT | 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

2020 Financial Report

23	MANAGEMENT’S DISCUSSION AND ANALYSIS

25	Executive Summary
	25	About Rogers
	25	2020 Highlights
	27	Financial Highlights

28	Understanding Our Business
	28	Products and Services
	29	Competition
	31	Industry Trends

33	Our Strategy, Key Performance Drivers, and Strategic Highlights
	33	Our Strategic Priorities
	34	2020 Objectives
	34	Key Performance Drivers and 2020 Strategic Highlights
	37	2021 Objectives
	37	Financial and Operating Guidance

38	Capability to Deliver Results
	38	Leading Networks
	40	Powerful Brands
	40	Widespread Product Distribution
	40	First-Class Media Content
	41	Customer Experience
	41	Engaged People
	41	Financial Strength and Flexibility
	42	Widespread Shareholder Base and Dividends

43	2020 Financial Results
	43	Summary of Consolidated Results
	44	Key Changes in Financial Results This Year Compared to 2019
	45	Wireless
	46	Cable
	47	Media
	48	Capital Expenditures
	49	Review of Consolidated Performance
	52	Quarterly Results
	55	Overview of Financial Position

56	Managing Our Liquidity and Financial Resources
	56	Sources and Uses of Cash
	59	Financial Condition
	60	Financial Risk Management
	63	Dividends and Share Information
	65	Commitments and Contractual Obligations
	65	Off-Balance Sheet Arrangements

66	Governance and Risk Management
	66	Governance at Rogers
	67	Corporate Responsibility
	69	Income Tax and Other Government Payments
	69	Risk Management
	70	Risks and Uncertainties Affecting Our Business
	77	Controls and Procedures

78	Regulation In Our Industry
	80	Wireless
	82	Cable

85	Other Information
	85	Accounting Policies
	88	Key Performance Indicators
	91	Non-GAAP Measures and Related Performance Measures
	93	Summary of Financial Results of Long-Term Debt Guarantor
	94	Five-Year Summary of Consolidated Financial Results

22     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2020. This MD&A should be read in conjunction with our 2020 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at March 4, 2021 and was approved by RCI’s Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, first quarter refers to the three months ended March 31, 2020, second quarter refers to the three months ended June 30, 2020, third quarter refers to the three months ended September 30, 2020, fourth quarter refers to the three months ended December 31, 2020, this year refers to the twelve months ended December 31, 2020, and last year refers to the twelve months ended December 31, 2019. All results commentary is compared to the equivalent periods in 2019 or as at December 31, 2019, as applicable, unless otherwise indicated.

Effective January 1, 2020, we updated our Cable segment financial and key performance indicator disclosures such that we began presenting Cable average revenue per account (ARPA), customer relationships, and market penetration. We also amended our subscriber reporting to report Internet and Ignite TV™ subscribers, removing legacy Television subscribers and Phone subscribers. In addition to the changes to our key performance indicators, we no longer report revenue by our Cable sub-products (i.e. Internet, Television, and Phone) and instead, we present a single “service revenue” amount. These changes are a result of the way in which we manage our business due to the ongoing convergence of the technology used to deliver Internet and television services and represent the key metrics against which we will measure growth in our Cable segment. See “Results of our Reportable Segments – Cable” and “Key Performance Indicators” for more information.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2021 Rogers Communications

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•

typically includes words like could, expect, may, anticipate, assume, believe, likely, intend, estimate, plan, project, predict, potential, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary, that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes conclusions, forecasts, and projections related to the following items, some of which are non-GAAP measures (see “Non-GAAP Measures and Related Performance Measures”), among others:

•	revenue;
•	total service revenue;
•	adjusted EBITDA;
•	capital expenditures;
•	cash income tax payments;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements;
•	our debt leverage ratio;
•	the COVID-19 pandemic (COVID-19) and its impact on us; and
•	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;
•	technology deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions;
•	industry structure and stability; and
•	the anticipated impact of COVID-19 on our operations, liquidity, financial condition, or results.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

•	regulatory changes;
•	technological changes;
•	economic, geopolitical, and other conditions affecting commercial activity;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the entertainment, information, and/or communications industries;
•	the integration of acquisitions;
•	changing consumer habits and preferences;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities;
•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others; and
•	new interpretations and new accounting standards from accounting standards bodies.

These risks, uncertainties, and other factors can also affect our objectives, strategies, and intentions. Many of these risks, uncertainties, and other factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in this MD&A entitled “Regulation In Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document does not constitute part of this MD&A.

You can also find information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business at investors.rogers.com.

24     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Executive Summary

ABOUT ROGERS

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 23,500 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada. We report our results of operations in three reportable segments. See “Understanding Our Business” for more information.

2020 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31

(In millions of dollars, except margins and per share amounts)	2020	2019	% Chg
Consolidated
Total revenue	13,916	15,073	(8)
Total service revenue [1]	11,955	12,965	(8)
Adjusted EBITDA [2]	5,857	6,212	(6)
Adjusted EBITDA margin [2]	42.1%	41.2%	0.9 pts

Net income	1,592	2,043	(22)
Adjusted net income [2]	1,725	2,135	(19)

Basic earnings per share	$3.15	$3.99	(21)
Adjusted basic earnings per share [2]	$3.42	$4.17	(18)

Capital expenditures [3]	2,312	2,807	(18)
Cash provided by operating activities	4,321	4,526	(5)
Free cash flow [2]	2,366	2,278	4
Wireless
Service revenue	6,579	7,156	(8)
Revenue	8,530	9,250	(8)
Adjusted EBITDA	4,067	4,345	(6)
Adjusted EBITDA service margin [4]	61.8%	60.7%	1.1 pts
Adjusted EBITDA margin [5]	47.7%	47.0%	0.7 pts
Cable
Revenue	3,946	3,954	–
Adjusted EBITDA	1,935	1,919	1
Adjusted EBITDA margin	49.0%	48.5%	0.5 pts
Media
Revenue	1,606	2,072	(22)
Adjusted EBITDA	51	140	(64)
Adjusted EBITDA margin	3.2%	6.8%	(3.6 pts )

[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the ratios in which they are used.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[4]	Calculated using Wireless service revenue.
[5]	Calculated using Wireless total revenue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE INDICATORS

	As at or years ended December 31
	2020	2019	Chg
Subscriber results (in thousands) [1]
Wireless postpaid net additions	245	334	(89)
Wireless prepaid net losses	(142)	(97)	(45)
Wireless subscribers	10,943	10,840	103

Internet net additions	57	104	(47)
Internet subscribers [2,3]	2,598	2,534	64

Ignite TV net additions	218	284	(66)
Total Ignite TV subscribers	544	326	218

Customer relationships net additions	12	21	(9)
Total customer relationships [2,3]	2,530	2,510	20
Additional Wireless metrics [1]
Postpaid churn (monthly)	1.00%	1.11%	(0.11 pts )
Blended ABPU (monthly)	$63.24	$66.23	($2.99)
Blended ARPU (monthly)	$50.75	$55.49	($4.74)
Additional Cable metrics [1]
ARPA (monthly)	$130.70	$131.71	($1.01)
Penetration	55.3%	56.1%	(0.8 pts )
Ratios
Capital intensity [1]	16.6%	18.6%	(2.0 pts )
Dividend payout ratio of net income [1]	63.4%	50.0%	13.4 pts
Dividend payout ratio of free cash flow [1,4]	42.7%	44.9%	(2.2 pts )
Return on assets [1]	4.1%	5.5%	(1.4 pts )
Debt leverage ratio [4]	3.0	2.9	0.1
Employee-related information
Total active employees	23,500	25,300	(1,800)

[1]	As defined. See “Key Performance Indicators”.
[2]

On September 30, 2020, we acquired approximately 2,000 Internet subscribers and customer relationships as a result of our acquisition of Ruralwave Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.

[3]

On October 1, 2020, we acquired approximately 5,000 Internet subscribers and 6,000 customer relationships as a result of our acquisition of Cable Cable Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.

[4]

This ratio uses one or more of free cash flow, adjusted EBITDA, and adjusted net debt, all of which are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the ratios in which they are used.

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FINANCIAL HIGHLIGHTS

Our solid financial position throughout this year enabled us to prioritize the actions we needed to take as a result of COVID-19, continue to make high priority investments in our network, and ensure customers stayed connected during this critical time.

REVENUE

Revenue decreased by 8% this year, largely driven by an 8% decrease in Wireless service revenue and a 22% decrease in Media revenue.

Wireless service revenue decreased by 8% this year, largely as a result of lower roaming revenue due to global travel restrictions during COVID-19, and lower overage revenue, primarily as a result of the continued adoption of our Rogers Infinite™ unlimited data plans. Wireless equipment revenue decreased as a result of lower gross additions and lower device upgrades by existing customers during COVID-19.

Cable revenue was in line with 2019. We remain focused on our Connected Home roadmap, driven by our Ignite TV product, with significant growth in our Ignite TV subscriber base during the past year.

Media revenue decreased by 22% this year, primarily as a result of lower sports-related revenue, including at the Toronto Blue Jays, due to the impact of COVID-19, the suspension of major sports leagues from mid-March until the third quarter, and the postponed start of the 2020-2021 NHL and NBA seasons, which traditionally start early in the fourth quarter, as well as lower advertising revenue related to softness in the advertising market, partially offset by higher revenues at Today’s Shopping Choice™.

ADJUSTED EBITDA

Adjusted EBITDA decreased 6% this year, primarily due to a 6% decrease in Wireless adjusted EBITDA, with a consolidated adjusted EBITDA margin of 42.1%, an expansion of 90 basis points.

Wireless adjusted EBITDA decreased 6% this year as a result of the flow-through impact of the aforementioned decreases in revenue, partially offset by the shift to device financing, which has significantly improved our Wireless equipment margin, and various cost efficiencies and productivity initiatives.

Cable adjusted EBITDA increased 1% this year, primarily as a result of various cost efficiencies.

Media adjusted EBITDA decreased 64% this year primarily due to lower sports and advertising revenue, as discussed above, partially offset by lower sports programming and operating costs due to the suspension of major sports leagues from mid-March until the third quarter and the postponed start of the 2020-2021 NHL and NBA seasons.

NET INCOME AND ADJUSTED NET INCOME

Net income decreased 22% and adjusted net income decreased 19% this year, primarily as a result of the decrease in adjusted EBITDA. See “Review of Consolidated Performance” for more information.

SUBSTANTIAL FREE CASH FLOW SUPPORTS FINANCIAL FLEXIBILITY

We returned substantial cash to shareholders this year through the payment of $1,011 million in dividends. In addition, we declared a $0.50 per share dividend on January 27, 2021.

Our cash provided by operating activities decreased by 5% this year, primarily as a result of lower adjusted EBITDA. Free cash flow increased 4% this year to $2,366 million, primarily as a result of lower capital expenditures, partially offset by lower adjusted EBITDA.

Our debt leverage ratio was 3.0 as at December 31, 2020, up from 2.9 as at December 31, 2019, driven by lower adjusted EBITDA.

Our overall weighted average cost of borrowings was 4.09% as at December 31, 2020 (2019 – 4.30%) and our overall weighted average term to maturity on our debt was 12.8 years as at December 31, 2020 (2019 – 14.1 years).

We ended the year with approximately $5.7 billion of available liquidity (2019 – $2.5 billion), including $2.6 billion (2019 – $1.6 billion) available under our bank and letter of credit facilities, $0.6 billion (2019 – $0.4 billion) available under our $1.2 billion receivables securitization program, and $2.5 billion (2019 – $0.5 billion) in cash and cash equivalents.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Understanding Our Business

Rogers is a leading Canadian technology and media company.

THREE REPORTABLE SEGMENTS

We report our results of operations in three reportable segments. Each segment and the nature of its business are as follows:

Segment	Principal activities

Wireless	Wireless telecommunications operations for Canadian consumers and businesses.

Cable	Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

See “Capability to Deliver Results” for more information about our extensive wireless and cable networks and significant wireless spectrum position.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

PRODUCTS AND SERVICES

WIRELESS

Rogers is a Canadian leader in delivering a range of innovative wireless network technologies and services. We were the first Canadian carrier to launch a 5G network, in January 2020, and we have the largest 5G network in Canada, serving over 160 communities and 45% of the Canadian population as at December 31, 2020. Our postpaid and prepaid wireless services are offered under the Rogers™, Fido™, and chatr™ brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

•	mobile high-speed Internet access, including our Rogers Infinite unlimited data plans;
•	wireless voice and enhanced voice features;
•	Rogers Pro On-the-Go™, a personalized service experience for device delivery and setup to a customer’s location of choice within the service area;
•	Express Pickup, a convenient service for purchasing devices online, with the ability to pick up in-store as soon as the same day;
•	device and accessory financing;
•	wireless home phone;
•	device protection;
•	in-store expert device repair service;
•	text messaging;
•	e-mail;
•	global voice and data roaming, including Roam Like Home™ and Fido Roam™;
•	bridging landline phones with wireless phones through products like Rogers Unison™;
•	machine-to-machine solutions and Internet of Things (IoT) solutions; and
•	advanced wireless solutions for businesses.

CABLE

We are one of the largest cable providers in Canada. Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, smart home monitoring, and advanced home WiFi services to consumers in Ontario, New Brunswick, and on the island of Newfoundland. We also provide services to businesses across Canada that aim to meet the increasing needs of today’s critical business applications.

In 2019, we adopted Comcast’s new WiFi solution as a next step on our innovation roadmap. This whole-home networking solution provides customers with a simple, fast, and intuitive way to control and manage their connected devices. The cloud-based platform links to Data Over Cable Service Interface Specifications (DOCSIS) 3.1 WiFi gateway devices to deliver fast, reliable connectivity in the home and allows customers to easily add and control devices and pair Ignite WiFi™ pods that boost signal strength, and use voice controls to see who is on the network, all in a safe and secure manner.

In 2020, in response to COVID-19, we launched customer self-installation capabilities within Cable as a safe, easy, no-contact way for our customers to install our Ignite Internet™ and Ignite TV services. Since launching in late March, over 93% of our Cable installations have been through the self-install program. We also launched Blitzz™, a remote visual assistance tool that enables customers to access support virtually and reduces the need to deploy field technicians for installation and service calls.

Internet services include:

•	Internet access (including basic and unlimited usage packages), security solutions, and e-mail;
•	access speeds of up to one gigabit per second (Gbps), covering our entire Cable footprint;
•	Rogers Ignite™ and Fido Internet unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation;
•	Rogers Ignite WiFi Hub, offering a personalized WiFi experience with a simple digital dashboard for customers to manage their home WiFi network, providing visibility and control over family usage; and
•	Rogers™ Smart Home Monitoring, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:

•	local and network TV, made available through traditional digital or IP-based Ignite TV, including starter and premium channel packages along with à la carte channels;
•	on-demand television;

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•	cloud-based digital video recorders (DVRs) available with Ignite TV services;
•	voice-activated remote controls, restart features, and integrated apps such as YouTube, Netflix, Sportsnet NOW™, and Amazon Prime Video on Ignite TV;
•	personal video recorders (PVRs), including Whole Home PVR and 4K PVR capabilities;
•	an Ignite TV app, giving customers the ability to experience Ignite TV (including setting recordings) on their smartphone, tablet, laptop, or computer;
•	IgniteTM SmartStreamTM , an entertainment add-on for Ignite InternetTM customers, giving them access to their favourite streaming services in one place;
•	Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Ignite TV app;
•	linear and time-shifted programming;
•	digital specialty channels;
•	4K television programming, including regular season Toronto Blue Jays™ home games and select marquee National Hockey League (NHL) and National Basketball Association (NBA) games; and
•	televised content delivered on smartphones, tablets, and personal computers through the Rogers Anyplace TV™ app.

Phone services include:

•	residential and small business local telephony service; and
•	calling features such as voicemail, call waiting, and long distance.

Enterprise services include:

•

voice, data networking, IP, and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•

optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified information technology (IT) and network technology offerings with security-embedded, cloud-based, professionally managed solutions; and
•	extensive cable access network services for primary, bridging, and back-up (including through our wireless network, if applicable) connectivity.

MEDIA

Our portfolio of Media assets, with a focus on sports and regional TV and radio programming, reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre™ event venue, which hosts the Toronto Blue Jays’ home games, concerts, trade shows, and special events.

Our agreement with the NHL (NHL Agreement), which runs through the 2025-2026 NHL season, allows us to deliver more than 1,200 regular season games during a typical season across television, smartphones, tablets, and personal computers, both through traditional streaming services as well as through NHL LIVE. It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights.

In Television, we operate several conventional and specialty television networks, including:

•	Sportsnet’s four regional stations along with Sportsnet ONE™, Sportsnet 360™, and Sportsnet World™;
•	Citytv™ network, which, together with affiliated stations, has broadcast distribution to approximately 79% of Canadian individuals;
•	OMNI™ multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers;
•	specialty channels that include FX™ (Canada), FXX™ (Canada), and OLN™ (formerly Outdoor Life Network); and
•	Today’s Shopping Choice, Canada’s only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 55 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI™, 680 NEWS™, Sportsnet The FAN™, KiSS™, JACK FM™, and SONiC™.

We also offer a range of digital services and products, including:

•	our digital sports-related assets, including NHL LIVE, Sportsnet NOW™, and Sportsnet NOW+™;
•	other digital assets including FXNOW™ and Citytv NOW™; and
•	a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses.

OTHER

We offer several credit cards, including the Rogers™ World Elite Mastercard, Rogers™ Platinum Mastercard, and the Fido™ Mastercard, which allow customers to earn cashback rewards points on credit card spending.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

•

our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and

•	our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

We also hold a number of interests in marketable securities of publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc.

COMPETITION

The telecommunications industry is a highly competitive industry served by many national, regional, and reseller players giving consumers a broad choice in service providers and plan offerings. The industry is very capital intensive and requires meaningful,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

continual investments to implement next-generation technology and to support existing infrastructure. Given the highly regulated nature of the industry, the already competitive dynamic could be further influenced by regulatory change (see “Regulation In Our Industry” for more information).

Traditional wireline telephony and television services are now offered over the Internet. Consumers continue to change how they choose to communicate or watch video, and this is changing the mix of packages and pricing that service providers offer and could affect churn levels.

In the media industry, there also continues to be a shift in consumer viewing habits towards digital and online media consumption and advertisers are directing more advertising dollars to those media channels. In addition, we now compete with a range of digital and online media companies, including large global companies.

WIRELESS

We compete on customer experience, price, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding, and positioning.

•

Wireless technology – our extensive long-term evolution (LTE) network caters to customers seeking the increased capacity and speed it provides. We are also working to expand our 5G network to further these capabilities. We compete with BCE Inc. (Bell) and TELUS Corporation (Telus) at a national level, and with Vidéotron ltée (Videotron) at a regional level, all of whom operate 5G networks, and with Shaw Communications Inc. (Shaw), Saskatchewan Telecommunications (SaskTel), Xplornet Communications Inc. (Xplornet), and Eastlink Inc. (Eastlink) at a regional level, all of whom operate LTE networks. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, such as WiFi “hotspots” and mobile virtual network operators (MVNO), such as Primus.

•

Product, branding, and pricing – we compete nationally with Bell, Telus, and Shaw, including their flanker brands Virgin Mobile (Bell), Lucky Mobile (Bell), Koodo (Telus), Public Mobile (Telus), and Freedom Mobile (Shaw). We also compete with various regional players and resellers.

•

Distribution of services and devices – we have one of the largest distribution networks in the country, and compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space. We also compete with other service providers on the quality and ease of use of our self-serve options and other digital capabilities.

•	Wireless networks – consolidation amongst regional players, or with incumbent carriers, could alter the regional or national competitive landscapes for Wireless.
•

Spectrum – we currently have the largest spectrum position in the country. Innovation, Science and Economic Development Canada (ISED Canada) has announced that flexible use licences in a 200 MHz frequency range from 3450-3650 MHz will be issued to both existing and new wireless licensees, with an auction of the 3500 MHz spectrum not retained by existing licensees to occur in June 2021. The 3500 MHz spectrum, along with other frequency bands, is essential to the deployment of 5G networks. On August 27, 2020, ISED Canada launched a consultation, proposing changes to the spectrum utilization of the 3800 MHz band, making 250 MHz of the spectrum available for 5G. The outcome of these auctions may increase competition. See “Regulation In Our Industry” for more information.

CABLE

Internet

We compete with other Internet service providers (ISPs) that offer fixed connection residential high-speed Internet access services. Rogers and Fido high-speed Internet services compete directly with, among others:

•	Bell’s Internet services in Ontario, New Brunswick, and on the island of Newfoundland, including Virgin Mobile; and
•	various resellers using wholesale telecommunication company digital subscriber line (DSL) and cable Third-Party Internet Access (TPIA) services in local markets.

A number of different players in the Canadian market also compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic areas in which they have the most extensive networks. In the enterprise market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are as follows:

•	Ontario – Bell, Cogeco Data Services, and Digital Colony;
•	Quebec – Bell, Telus, and Videotron;
•	Atlantic Canada – Bell and Eastlink; and
•	Western Canada – Shaw and Telus.

Television

We compete with:

•	other Canadian multi-channel broadcast distribution undertakings (BDUs), including Bell, Shaw, and other satellite and IPTV providers;
•	over-the-top (OTT) video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, and other channels streaming their own content; and
•

over-the-air local and regional broadcast television signals received directly through antennas, the illegal distribution of Canadian and international channels via video streaming boxes, and the illegal reception of US direct broadcast satellite services.

Phone

While Phone represents a small portion of our business, we compete with other telephony service providers, including:

•	Bell’s wireline phone service in Ontario, New Brunswick, and on the island of Newfoundland;
•

incumbent local exchange carrier (ILEC) local loop resellers and voice over IP (VoIP) service providers (such as Primus Telecommunications Canada Inc. and Comwave Networks Inc.), other VoIP-only service providers (such as Vonage and Skype), and other voice applications that use the Internet access services of ISPs (such as Facebook and WhatsApp); and

•	substitution of wireline for wireless products, including mobile phones and wireless home phone products.

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MEDIA

Competition in Sports Media and Entertainment includes other:

•	televised and online sports broadcasters;
•	Toronto professional teams, for attendance at Toronto Blue Jays games;
•	MLB teams, for Toronto Blue Jays players and fans;
•	local sporting and special event venues;
•	professional sports teams, for merchandise sales revenue; and
•	new digital sports media companies.

Television and Radio, both of which are focused on local and regional content, compete for audiences and advertisers with:

•	other Canadian television and radio stations, including those owned and operated by the CBC, Bell Media, and Corus Entertainment;
•	OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, and other channels streaming their own content;
•	OTT radio offerings, such as iHeartRadio, Apple Music, Spotify, Pandora, and Radioplayer Canada;
•	other media, including newspapers, magazines, and outdoor advertising; and
•	other technologies available on the Internet or through the cloud, such as social media platforms, online web information services, digital assistants, music downloading, and portable media players.

Today’s Shopping Choice competes with:

•	web-only e-commerce sites, including social commerce;
•	retail stores and their related e-commerce websites;
•	infomercials that sell products on television; and
•	other television channels, for channel placement, viewer attention, and loyalty.

Our digital media products compete for readership and advertisers with:

•	online information and entertainment websites and apps, including digital news services, streaming services, and content available via social networking services;
•	magazines, both digital and printed; and
•	other traditional media, such as TV and radio.

INDUSTRY TRENDS

The telecommunications industry in Canada is very capital intensive and highly regulated. Our reportable segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and, in particular, regulatory developments, all of which could limit essential future investments in the Canadian marketplace. See “Risks and Uncertainties Affecting Our Business” and “Regulation In Our Industry” for more information. Below is a summary of the industry trends affecting our specific reportable segments.

WIRELESS TRENDS

The ongoing extensive investment made by Canadian wireless providers has created far-reaching and sophisticated wireless networks that have enabled consumers and businesses to utilize fast multimedia capabilities through wireless data services. Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data. Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions.

Wireless providers are investing in the next generation of broadband wireless data networks, such as Licensed Assisted Access and 5G technologies, to support the growing data demand and new products and applications.

In 2019, we were the first national carrier in Canada to launch unlimited data plans. Following Rogers, certain other wireless carriers in Canada have introduced new unlimited wireless data plans that are simpler for customers to understand, allow for increased consumer data usage, and eliminate overage fees that were being incurred on legacy plans. As at December 31, 2020, we had 2.5 million subscribers on our Rogers Infinite unlimited data plans. In January 2020, we were the first Canadian carrier to launch a 5G network and, in December 2020, the first Canadian carrier to begin rolling out a 5G standalone core network. Our 5G network is the largest 5G network in Canada, reaching more than 170 communities and 45% of the Canadian population.

To help make the cost of new wireless devices more affordable for consumers, Rogers and other Canadian wireless carriers have also introduced wireless device financing, whereby consumers can finance up to the full cost of the device over a 24-month term at 0% interest. We believe being able to finance devices over 24 months will reduce subscriber churn.

In addition to the wireless device financing plans now available, subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact subscriber churn, but may also create gross addition subscriber opportunities as a result of increased churn from other carriers. This trend may also negatively impact the monthly service fees charged to subscribers as they shop for plans that best meet their needs.

Wireless market penetration in Canada is approximately 92% of the population and is expected to continue growing, per the Bank of America Merrill Lynch October 2020 Global Wireless Matrix.

CABLE TRENDS

Technology advancement, non-traditional competitors, consumer behaviours, and regulatory developments are key areas influencing Cable. This market is very capital intensive, and a strong Internet offering is the backbone to effectively serving this market. Applications on the Internet are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward television tier migration (cord shaving) and television cancellation with the intent of substitution (cord cutting) have been growing with increased adoption of OTT services. The Canadian Radio-television and Telecommunications Commission’s (CRTC) decision to lower wholesale Internet access rates may also adversely affect companies that offer wholesale Internet services (see “Regulation In Our Industry” for more information).

Cable and wireline companies are expanding their service offerings to include faster broadband Internet. Canadian companies, including Rogers, are increasingly offering download speeds of 1 Gbps or higher and Internet offerings with unlimited bandwidth.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Consumers are demanding faster-than-ever speeds for streaming online media, uploading personal content, and playing online video games, and for their ever-growing number of connected devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity DOCSIS 3.1 and fibre-to-the-home (FTTH) technologies. These technologies provide faster potential data communication speeds than earlier technologies, allowing both television and Internet signals to reach consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

COVID-19 has required many people to work or study from home simultaneously, further establishing the need for strong cable networks that are able to handle increased capacity than previously existed. Cable and wireline companies have needed to quickly add capacity and manage traffic to continue reliably supporting the needs of Canadians.

Our business customers use fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Businesses and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Canadian wireline companies are dismantling legacy networks and investing in next-generation platforms that combine voice, data, and video solutions onto a single distribution and access platform. As next-generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

Broadcast television technology continues to improve with 4K TV broadcasts and high dynamic range (HDR) for higher resolution and improved video image colour and saturation.

The CRTC Basic Telecommunications Services decision in 2016 established several criteria to improve Internet access for Canadian residents and businesses. As a result, the CRTC believes fixed broadband subscribers should have access to speeds of at least 50 Mbps download and 10 Mbps upload, and access to a service with an unlimited data allowance.

The CRTC has created a new code of conduct for Internet services, which came into effect on January 31, 2020, in order to establish guidelines for consumer interactions with their ISPs.

MEDIA TRENDS

Consumer viewing behaviours are continually evolving and the industry continues to adjust to these changes. Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, networks, and new digital entrants are also experimenting with the delivery of live sports content through online, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

Consumer demand for digital media, content on mobile devices, and on-demand content is increasing and media products, such as magazines, have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. This trend is also causing advertisers to shift their spending from conventional TV and print publishing to digital platforms.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources. Technology has allowed new entrants and even individuals to become media players in their own right.

Some of our competitors have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers.

32     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Our Strategy, Key Performance Drivers, and Strategic Highlights

As part of our long-term vision to become number one, we set annual objectives to measure progress on our six strategic priorities and to address short-term opportunities and risks.

OUR STRATEGIC PRIORITIES

Our long-term vision builds on our many strengths, including our unique mix of technology and media assets. Our focus is clear: deliver best-in-class engagement, a best-in-class customer experience, and industry-leading shareholder value.

To achieve this vision, our strategic priorities are as follows:

•	Create best-in-class customer experiences by putting our customers first in everything we do;
•	Invest in our networks and technology to deliver leading performance, reliability, and coverage;
•	Drive growth in each of our lines of business;
•	Drive best-in-class financial outcomes for our shareholders;
•	Develop our people, drive engagement, and build a high-performing and inclusive culture; and
•	Be a strong, socially and environmentally responsible leader in our communities.

CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

Everything starts and ends with our customers, so improving their experience is core to our strategy. We obsess over our customers’ end-to-end service experiences by listening carefully to the voices of our customers and our frontline. We will continue to focus on eliminating customer friction and being clear, simple, and fair for our customers while we evolve our channel strategy as consumer behaviours continue to change. We continue to build our digital and self-serve capabilities with expanded service channel options so our customers have reliable, consistent, and seamless experiences across our channels.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE, RELIABILITY AND COVERAGE

We believe that networks are the lifeblood of our business and world-class performance is critical to our future. Our plan is to deliver high-performing network services with a focus on core performance, reliability, and coverage. In Wireless, as we continue to roll out Canada’s first and largest 5G network and as our customers’ data demands keep growing, our investments to deliver the best wireless experience in Canada will remain critical. Our investments in our cable network will allow us to continue to improve Cable Internet performance and reliability. Additionally, expanding our network footprint and product reach will help us connect underserved communities and grow our customer base. Underpinning everything are our IT systems, which we continue to modernize, leveraging cloud and data capabilities.

DRIVE GROWTH IN EACH OF OUR LINES OF BUSINESS

Growth and innovation have always been a part of our DNA. We strive to deliver compelling content that our customers will love and innovative products, services, and solutions that make their lives easier and drive market growth. We will execute product roadmaps and leverage proven technologies and remarkable innovations from across the globe, making them more cost-effective for us. Our goal is to be a relevant and respected provider in each region of our country, and we will exploit opportunities to continue to grow in the various regions of Canada. In Media, we will diversify our digital and sports-related growth areas.

DRIVE BEST-IN-CLASS FINANCIAL OUTCOMES FOR OUR SHAREHOLDERS

The overarching goal of our strategy is to accelerate revenue growth in a sustainable way and to translate it into strong margins, profit, free cash flow, return on assets, and returns to shareholders. Our focus is on our core growth drivers with a strong capability in cost and productivity management to support future investments.

DEVELOP OUR PEOPLE, DRIVE ENGAGEMENT, AND BUILD A HIGH-PERFORMING AND INCLUSIVE CULTURE

Our people and our culture are the heart and soul of our success, and their passion for our customers and our company is remarkable. First and foremost, our priority is to ensure their safety and well-being. A high-performing and inclusive culture is integral to our success and that starts by investing in our team and their experience as employees. We are working to strengthen our employment brand so that Rogers remains a destination for top talent and reflects the rich diversity of our country. This means fostering an open, diverse, and inclusive workplace grounded in accountability and performance.

BE A STRONG, SOCIALLY AND ENVIRONMENTALLY RESPONSIBLE LEADER IN OUR COMMUNITIES

Giving back where we live and work is an important part of who we are. We strive to partner with communities and community groups across Canada to deepen our engagement and impact at the local level. We are also focused on growing in a socially and environmentally responsible fashion through an Environmental, Social, and Governance program, continuing to build our reputation as a great Canadian company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2020 OBJECTIVES

For 2020, we set forth the following objectives related to our strategic priorities.

Strategic Priority	2020 Objectives

Create best-in-class customer experiences by putting our customers first in everything we do	Evolve our customer experience across all our channels; solve customer problems the first time they contact us; and invest in tools to create frictionless digital and frontline experiences

Invest in our networks and technology to deliver leading performance and reliability	Continue our cable and wireless network uplift programs; accelerate our network leadership in 5G and IoT; and deliver reliable systems and leverage emerging technologies

Deliver innovative solutions and compelling content that our customers will love	Drive a growth agenda in each of our lines of business; create capabilities to establish great partnerships; and challenge the core value propositions in each of our businesses

Drive profitable growth in all the markets we serve	Deliver on our 2020 financial commitments and execute on our cost management playbook

Develop our people and a high performance culture	Build our culture and reputation as a great Canadian company; attract diverse talent that builds our future workforce; and deliver a differentiated and rewarding employee experience

Be a strong, socially responsible leader in our communities across Canada	Grow our presence both locally and regionally; distinguish our community investment and social responsibility programs; and grow our business in key underserved markets across Canada

KEY PERFORMANCE DRIVERS AND 2020 STRATEGIC HIGHLIGHTS

COVID-19 continues to significantly impact Canadians and economies around the world as a second wave affects Canada and other locations globally. As a critical service provider during this time, it is of utmost importance to ensure our customers stay connected and that our customers and employees remain safe. This has not changed since the onset of the pandemic, when we quickly shifted priorities to keep our team members safe and customers connected.

In March 2020, we took swift action to protect our customers and employees during the pandemic, including temporarily closing the majority of our retail stores across Canada and enabling approximately 90% of our employees to work from home. We also took steps to ensure our customers could stay connected to the world around them, including temporarily providing free services (offering a rotating selection of premium television channels), waiving certain fees for a designated period of time (for example international roaming fees and long distance voice calling fees), and adding network capacity and managing traffic.

In 2020, we also implemented compensation- and health and safety-related programs to help our employees get through this challenging time, including supporting employees unable to work. As provinces relaxed certain public health restrictions, we reopened most of our retail stores throughout the fall, while implementing public health and safety measures. We also launched several community initiatives to support vulnerable Canadians, including partnerships with several organizations to provide digital lifelines to Canadians in need and a historic partnership with Food Banks Canada to support their largest ever food drive.

In the third quarter, live sports, which were suspended in March, resumed (although with no in-person attendance) and allowed our broadcast teams to provide coverage to Canadians despite continued restricted attendance at live sports events. As public health restrictions were lifted to certain extents across the country, we maintained our focus on keeping our employees safe and our customers connected during this time.

In late September, several Canadian provinces declared a second wave of COVID-19 had commenced and provinces have adjusted restrictions, including mandatory closures of certain types of businesses and introducing stricter limits on social gatherings. As an essential service, almost all our retail stores remained open to serve customers, even as lockdowns were reintroduced in certain areas in the fourth quarter. As the fourth quarter progressed, the second wave of COVID-19 accelerated, resulting in lower-than-normal consumer activity during key selling periods. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

The following achievements display the progress we made towards meeting our strategic priorities and the objectives we set along with them, as discussed above.

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CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

•	Improved Wireless postpaid churn by 11 basis points to 1.00%.
•	Accelerated our digital-first plan and added self-serve options during COVID-19, with overall digital adoption up 6 points to 84% and virtual assistant conversations up over 130%.
•	Moved to 100% Canada-based customer care specialists and opened our Kelowna customer solution centre virtually.
•

Introduced an Ignite self-installation program, including a Drop & Go option, as a safe, easy, no-contact way for customers to install our Ignite Internet and Ignite TV services, with over 93% of customers easily installing their products themselves since the beginning of April.

•

Launched Blitzz, a remote visual assistance tool, with our technical support team to enable prompt virtual assistance and reduce the need to deploy field technicians for installation and service calls.

•	Launched Express Pickup, making us the only national carrier to give customers the convenience of ordering online and picking up in-store on the same day.
•	Launched WeFix, a new smartphone repair service at select retail locations allowing customers to get their devices repaired within hours.
•

Expanded Pro On-the-Go to cities across Canada, including Vancouver, Calgary, Edmonton, and Ottawa, a Canadian telecommunications exclusive that brings the store to the customer’s door, as soon as the same day, with free phone delivery and one-on-one expert setup support.

•

Expanded financing to device accessories to make the latest accessories affordable for Rogers customers, including AirPods, Google Nest products, cases, screen protectors, chargers, smart bulbs, and more.

•	Increased adoption of 5G-ready Rogers Infinite unlimited data plans to over 2.5 million subscribers, the largest unlimited customer base in Canada.
•	Grew adoption of Fido Data Overage Protection plans to two-thirds of Fido customers.
•	Launched chatr credit cards to help more Canadian residents build or rebuild their credit, facilitating participation in the digital economy.
•	Launched DAY PASS™, a daily payment option, and Top Up as a Guest, which allows customers to top up an account without signing in, on chatr, both new features focused on affordability and flexibility.
•

Supported customers with goodwill measures at the onset of COVID-19 by waiving pay-per-use international roaming fees in all available destinations until April 30, 2020 and long-distance voice calling fees across Canada until June 30, 2020.

•	Implemented flexible payment options for customers facing financial uncertainty as a result of COVID-19, with no account suspensions or disconnections for a designated period of time.
•

Appointed a Chief Customer Officer as a member of our Executive Leadership Team to strengthen the voice of our customers and frontline teams and launched Connecting with our Customers, where people leaders spend a day with frontline teams to strengthen their understanding of the customer experience and customer improvement processes.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE AND RELIABILITY

•	Launched and expanded Canada’s first and largest 5G network serving over 170 cities and towns.
•	Started rolling out Canada’s first 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver to be ready to support future devices and chipsets as they become available.
•

Awarded best wireless network in Canada for the second year in a row, in July, by umlaut, the global leader in mobile network benchmarking, and earned the number one spot in the Canada Wireless Network Quality Study by J.D. Power in the West and Ontario, in April.

•

Ranked fastest broadband Internet provider in Ontario and New Brunswick and Canada’s most consistent national wireless network and Internet provider in the fourth quarter, according to Ookla’s Speedtest results.

•

Evolved our 5G partner ecosystem and 5G research and development, including through the launch of Canada’s first 5G smart city in Kelowna in partnership with the University of British Columbia and the launch of the 5G Create Lab at Communitech to develop leading 5G solutions.

•	Became a founding member of the 5G Future Forum, which is focused on developing interoperable 5G standards across key geographic regions, including the Americas, Asia-Pacific, and Europe.
•

Strengthened our Advanced Services portfolio to help make it easier for businesses and governments to serve their customers and citizens, including with new IoT collaborations, and established the Rogers Internet of Things Chair with the University of Calgary to advance IoT research.

•

Expanded our cable network through the acquisition of Cable Cable Inc. and Ruralwave Inc., local telecommunications companies in the Ontario Kawartha Lakes region, and announced a partnership with Southwestern Integrated Fibre Technology (SWIFT) to bring services to underserved communities in the Regional Municipality of Waterloo and Dufferin, Norfolk, Oxford, and Simcoe counties in Ontario.

•	Started rolling out wireless home broadband Internet service to more than 100 communities in Southwestern Ontario as part of our commitment to expand connectivity to rural and remote areas.
•

Added capacity and managed traffic where needed to ensure customers stayed connected during COVID-19, with total traffic on our wireline networks up by over 50% during the first months of COVID-19 as more people started working from home.

•	Launched and added capacity for government 1-800 numbers to serve citizens during the public health crisis and enabled temporary COVID-19 health assessment centres.

DELIVER INNOVATIVE SOLUTIONS AND COMPELLING CONTENT THAT OUR CUSTOMERS WILL LOVE

•	Launched Ignite SmartStream, an entertainment add-on for Ignite Internet customers, to give customers access to their favourite streaming services in one place.
•	Launched an exclusive offer in Canada to provide the first six months free when signing up to Apple Music for customers on select Rogers Infinite plans, delivering more value to our customers.
•

Launched 14 new apps and subscription video on-demand services on Ignite TV and expanded free content on Ignite TV with the introduction of new apps, including Fun at Home and Health at Home, tubi, XITE, and zone-ify; launched access to

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Amazon Music so customers can listen to their favourite music, as well as thousands of playlists and stations.
•

Launched Rogers Smart Community™ in partnership with 1VALET to deliver a new platform that consolidates building and management activities into one seamless experience for multi-residential communities and condominiums.

•

Leveraged our media assets to advance inclusion and diversity, including a prime-time special Ending Racism: What Will it Take?, a new digital series LIVE: #Cityline Real on Race, and a new Sportsnet interview series Top of HER Game™.

•	Launched two new national daily newscasts in Arabic and Filipino on OMNI Television™ to reflect these communities and shed light on underreported topics and issues.
•

Brought gender equality in sports to the forefront with the first all-female broadcast team to call an NHL game, a week-long national programming campaign shining the spotlight on female sports game-changers, and partnered with Ryerson University on the Sportsnet Diversity & Gender Equity program.

•

Provided free access for our customers to a rotating selection of channels for a select period of time during COVID-19 and temporarily removed data usage caps for customers on limited home Internet plans so they could stream, surf, and connect during the initial phase of the pandemic.

•	Created original content and programming for Sportsnet viewers with the suspension of live sports during COVID-19.
•

Delivered industry-leading coverage with the return of live sports, with Sportsnet™ the most-watched sports media brand in Canada in 2020 and Sportsnet National the number-one Canadian network overall in primetime in August.

DRIVE PROFITABLE GROWTH IN ALL THE MARKETS WE SERVE

•	Expanded consolidated adjusted EBITDA margin by 90 basis points.
•	Attracted 245,000 net Wireless postpaid subscribers, 57,000 net Internet subscribers, and 218,000 net Ignite TV subscribers.
•	Generated free cash flow of $2,366 million, up 4%.

DEVELOP OUR PEOPLE AND A HIGH PERFORMANCE CULTURE

•	Achieved an all-time high employee engagement score of 87% in our annual employee survey, up two points from 2019 and seven points above best-in-class.
•	Achieved an all-time high score of 93% for employee pride in a company-wide pulse survey during the first months of COVID-19, six points above best-in-class.
•

Received Canada’s Top 100 Employers Award (2021) for the eighth year in a row, by Mediacorp Canada Inc., including Top Employers in the Greater Toronto Area (2021), Top Employers for Young People in Canada (2021), and Best Diversity Employers in Canada (2020).

•	Reclaimed certification for Canada’s Most Admired Corporate Cultures by Waterstone Human Capital in 2020.
•

Accelerated progress during COVID-19 on our plan to offer increased flexibility to our employees through work-from-home programs across the company, with 90% of employees currently working remotely, including approximately 7,000 customer solution specialists.

•	Delivered enhanced programs and employee communications to ensure employees were supported and informed during
COVID-19, with 83% of our teams reporting in our annual employee survey they felt supported on well-being & work-life balance during COVID-19.
•	Extended our employee virtual health care solution in partnership with Sun Life to give employees and their families quick access to health care professionals during COVID-19.
•

Launched a new five-year Inclusion and Diversity (I&D) Strategy with measurable targets, including representation goals for equity-seeking groups across the business, and held 85 I&D events and listening sessions through our Employee Resource Groups.

•

Launched For the Love of Work™, Made Possible by Rogers, a podcast that explores key themes at the heart of a winning employee experience, including resilience, inclusion and diversity, and values, to attract talent and build pride within our team; ranked top 5 in Careers Canada charts on Apple Podcasts from October to December.

BE A STRONG, SOCIALLY RESPONSIBLE LEADER IN OUR COMMUNITIES ACROSS CANADA

•

Partnered with Food Banks Canada (FBC) and Jays Care Foundation for Step Up to the Plate, the largest food hamper program in the organization’s history to distribute eight million meals for Canadian families; launched an awareness campaign across our media and digital assets to raise money for FBC to address acute food shortages during COVID-19; and donated more than one million meals through a corporate donation and employee contributions.

•	Launched the 60,000 Hours Challenge as part of The 60 Project to mark our 60th anniversary in 2020, with employee volunteers supporting over 200 organizations.
•

Announced a $10 million commitment over the next five years in free advertising and creative services to charities and small businesses that support Black, Indigenous and People of Colour (BIPOC) and equity-seeking communities by leveraging our sports and media assets as part of our I&D plan.

•	Raised approximately $1 million through the Hearts and Smiles campaign in support of The Frontline Fund to help Canada’s frontline health care workers during COVID-19.
•

Provided thousands of devices and free voice and data plans as digital lifelines to vulnerable Canadians to help them stay connected, in partnership with Women’s Shelters Canada, National Aboriginal Circle Against Family Violence, Big Brothers Big Sisters of Canada, Pflag Canada, LGBTQ2S+ organizations, seniors’ homes, hospitals, and youth organizations.

•

Provided advertising space across our media and digital assets to promote sheltersafe.ca for women escaping violence and abuse and provided financial support through our Fido brand to national organizations supporting LGBTQ2S+ people.

•	Launched the Team Rogers Community Draft to support families as children return to sport, with assistance toward league fees and access to mentorship.
•

Partnered with the Orange Shirt Society, in its efforts to expand Indigenous education across Canada and raise awareness on Indigenous reconciliation, with a specially designed t-shirt for Orange Shirt Day by Ojibwe artist Patrick Hunter sold on Today’s Shopping Choice and raising nearly $100,000, with all proceeds going to the society.

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•	Donated $1 million to the Jays Care Foundation to deliver programs to support 35,000 youth across Canada, including virtual summer camps for 10,000 marginalized youth.
•	Awarded scholarships, through the Ted Rogers Scholarship Fund, to over 400 young people to pursue post-secondary education, with an estimated 75% of community recipients from BIPOC.
•	Provided nearly $1 million in community grants for the 2019-2020 year to organizations across Canada that support youth and education.
•	Expanded our low-cost Internet program Connected for Success to reach over 250,000 households with 340 housing partners.

2021 OBJECTIVES

Strategic Priority	2021 Objectives

Create best-in-class customer experiences by putting our customers first in everything we do

Accelerate digital and self-serve adoption by building on momentum generated during COVID-19; reinvent experiences across all channels to optimize customer journeys; solve customer problems the first time, or even before, they contact us; and invest in tools, capabilities, and our team to create frictionless digital and frontline experiences.

Invest in our networks and technology to deliver leading performance, reliability, and coverage

Invest in our cable and wireless networks to deliver industry-leading connectivity to our customers; grow our leadership in 5G and reestablish leadership in IoT; expand our network footprint and product reach to connect underserved communities; and modernize our systems by leveraging cloud and data capabilities.

Drive growth in each of our lines of business

Enhance our marketing and sales capabilities to propel consistent and sustainable customer additions; grow our business in key regional markets across Canada; create products, services, and content that customers will love; and anchor our Media strategy in sports and diversify into digital and sports-related growth areas.

Drive best-in-class financial outcomes for our shareholders	Improve financial performance and drive cost and productivity improvements across Rogers.

Develop our people, drive engagement, and build a high-performing and inclusive culture

Ensure the safety and well-being of our employees and evolve our ways of working; build a culture of inclusion for our team members, customers, and communities; and attract top and diverse talent and develop our team as we build our future workforce.

Be a strong, socially and environmentally responsible leader in our communities

Partner with communities across Canada to deepen engagement and increase impact; grow our presence in a sustainable and environmentally responsible manner; and build our culture and reputation as a great Canadian company.

FINANCIAL AND OPERATING GUIDANCE

Historically, we have provided consolidated annual guidance ranges for selected financial metrics on a basis consistent with the annual plans approved by the Board.

2020 FINANCIAL GUIDANCE

In April 2020, due to the uncertainty surrounding the duration and potential outcomes of COVID-19, we withdrew the financial guidance originally issued on January 22, 2020. The impact on our operations and our financial results for the year was material. Although COVID-19 has adversely impacted total service revenue and adjusted EBITDA in the short-term, we generated strong free cash flow, which will continue to remain a priority for us. See “Risks and Uncertainties Affecting Our Business” and “About Forward-Looking Information” for more information on COVID-19, including the impacts it has had and may have on our business and the actions we are taking in response.

2021 FULL-YEAR CONSOLIDATED GUIDANCE

Due to the continued uncertainty surrounding the duration and potential outcomes of COVID-19, we are unable at this time to predict the future overall impact on our operations and financial results, but the impact in 2020 was material and could remain material in 2021. It is difficult at this time to reliably estimate our financial results for full-year 2021. We will therefore not provide a financial outlook for 2021 unless and until such a time as we can make a reasonable estimate of our financial results for 2021. See “Risks and Uncertainties Affecting Our Business” and “About Forward-Looking Information” for more information on COVID-19, including the impacts it has had and may have on our business and the actions we are taking in response.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Capability to Deliver Results

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced wireless networks in Canada, which:

•	is the only national network in Canada fully owned by a single carrier;
•	was the first LTE high-speed network in Canada, reaching 96% of the Canadian population as at December 31, 2020 on our LTE network alone;
•	was the first 5G network in Canada, reaching 45% of the Canadian population as at December 31, 2020 on our 5G network alone;
•	is supported by voice and data roaming agreements with domestic and international carriers in more than 200 destinations, including a growing number of LTE roaming operators; and
•	includes network sharing arrangements with two regional wireless operators that operate in urban and rural parts of Canada.

We are continuously enhancing our IP service infrastructure for all our wireless services. Advances in technology have transformed the ways in which our customers interact and use the variety of tools available to them in their personal and professional lives. Technology has also changed the way businesses operate.

We are augmenting our existing LTE network with 4.5G technology investments that are designed to migrate to a 5G environment. In 2019, we increased our 5G-related trials across key applications and multiple frequencies in preparation for the launch of our 5G network in January 2020. A number of future investments will be required to successfully operate and maintain our 5G network, including but not limited to:

•	refarming spectrum currently used for 2G and 3G to LTE and for 5G;
•	densifying our wireless network with additional macro and small cells in key markets; and
•	purchasing incremental 5G-ready radio network equipment with lower unit and operational costs, and the ability to aggregate more radio carriers and achieve greater spectral efficiency.

In early 2020, we launched our 5G network commercially in downtown Vancouver, Toronto, Ottawa, and Montreal and now reach over 170 communities. We also became the exclusive Canadian member of the global 5G Future Forum, a first-of-its-kind 5G and mobile edge computing forum that includes Verizon, Vodafone, Telstra, KT, and América Móvil.

Our 5G network uses a combination of the 2500 MHz, AWS, and 600 MHz spectrum bands, and is also aggregated with the LTE spectrum bands. 600 MHz spectrum is best suited to carry wireless data across long distances and through dense urban buildings, creating more consistent and higher-quality coverage in both remote and urban areas and in smart cities. We have deployed dynamic spectrum sharing, which allows our existing spectrum supporting 4G to also be used for 5G networks. In the future, we will deploy 3.5 GHz spectrum for 5G to add additional capacity to the network.

Significant spectrum position

Our wireless services are supported by our significant wireless spectrum licence holdings in low-band, mid-band, and high-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the rapidly growing usage of broadband wireless data services;
•	support the expansion and maintenance of our 5G network; and
•	introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2020 include:

Type of spectrum	Rogers licences	Who the licences support

600 MHz	20 to 40 MHz across Canada, covering 100% of the Canadian population.	5G subscribers.

700 MHz	24 MHz in Canada’s major geographic markets, covering 95% of the Canadian population.	4G / 4.5G LTE subscribers; future 5G subscribers.

850 MHz	25 MHz across Canada.	2G GSM, 3.5G HSPA+, 4G / 4.5G LTE subscribers; future 5G subscribers.

1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	2G GSM, 3.5G HSPA+, 4G / 4.5G LTE subscribers; future 5G subscribers.

AWS 1700/2100 MHz	40 MHz in British Columbia and Alberta, 30 MHz in southern Ontario, an additional 10 MHz in the Greater Toronto Area, and 20 MHz in the rest of Canada.	4G / 4.5G LTE subscribers; 5G subscribers.

2500 MHz

40 MHz FDD across the majority of Canada except 20 MHz in parts of Quebec and no holdings in Nunavet and the Northwest Territories. Rogers also holds an additional 25 MHz TDD in key population areas in Quebec, Ontario, and British Columbia.

4G, 4.5G LTE, and 5G subscribers.

3500 MHz	Between 20 MHz and 30 MHz across the majority of the Canadian population.	Fixed wireless subscribers; future 5G fixed and mobile broadband subscribers.

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We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Type of network venture	Who it supports

2300 MHz

Orion Wireless Partnership (Orion) is a joint operation with Bell in which Rogers holds a 50% interest. Orion holds licences for 30 MHz of FDD 2300 MHz spectrum (of which 20 MHz is usable), previously held by Inukshuk Wireless Partnership, primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. The Orion fixed wireless LTE national network utilizes the jointly held 2300 MHz bands.

5G subscribers.

850 MHz, 1900 MHz AWS spectrum, 700 MHz, 2500 MHz TDD

Two network-sharing arrangements to enhance coverage and network capabilities:

• with Bell MTS, which covers 98% of the population across Manitoba; and

• with Videotron to provide HSPA and LTE services across the province of Quebec and Ottawa.

3.5G / 4G HSPA+, 4G LTE, 5G subscribers. 4G LTE subscribers.

CABLE

Our expansive inter-city and intra-city fibre and hybrid fibre-coaxial (HFC) infrastructure delivers services to consumers and businesses in Ontario, New Brunswick, and on the island of Newfoundland. We also operate a transcontinental, facilities-based fibre-optic network with 80,000 kilometres of fibre optic cable that is used to service business customers, including government and other telecommunications service providers. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes local and regional fibre, transmission electronics and systems, hubs, points of presence, and IP routing and switching infrastructure. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, and Chicago; from Toronto through Buffalo; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data and voice traffic.

The network is structured to optimize performance and reliability and to allow for the simultaneous delivery of video, voice, and Internet over a single platform. It is generally constructed in rings that interconnect with distribution hubs, providing redundancy to minimize disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to our network through HFC nodes or FTTH. We connect the HFC node to the network using fibre optic cable and the home to the node using coaxial cable or fibre. Using 860 MHz and 750 MHz of cable spectrum in Ontario and Atlantic Canada, respectively, we deliver video, voice, and broadband services to our customers. HFC node segmentation reduces the number of homes passed per HFC node, thereby increasing the bandwidth and capacity per subscriber.

We continually upgrade the network to improve capacity, enhance performance and reliability, reduce operating costs, and introduce new features and functionality. Our investments are focused on:

•

uplifting our HFC network to 1.2 GHz (and, over time, 1.8 GHz) while at the same time improving network performance, quality, and reliability by deploying digital fibre optics, removing radio frequency amplifiers, and reducing homes passed per node to an average of 60;

•

increasing capacity per subscriber by enabling the 1.2 GHz of spectrum with additional DOCSIS 3.1 downstream and upstream capacity and deploying DOCSIS 4.0 that, over time, are expected to support downstream speeds up to 10 gigabits per second (Gbps);

•	improving video signal compression by moving to more advanced video protocols;
•	improving channel and on-demand capacity through switched digital video; and
•	increasing the FTTH footprint by connecting more homes, multiple dwelling unit buildings, and business premises directly to fibre.

Broadband Internet service is provided using a DOCSIS CCAP 3.0/3.1 platform, which combines multiple radio frequency channels onto one access point at the customer premise, delivering exceptional performance. Over the last 20 years, HFC node segmentation, along with DTV spectrum repurposing and evolution from DOCSIS 1.0 to DOCSIS 3.1, has increased downstream and upstream capacity by approximately 1,000 and 200 times, respectively. This track record of investing in our networks and demonstrating the capability to cost-effectively deploy best-in-class service is one of our key strategies for ensuring that we stay competitive with other service providers that provide Internet service into homes and businesses over copper facilities. By the end of 2016, 100% of our cable network had been upgraded to DOCSIS CCAP technology supporting DOCSIS 3.1 and Ignite Gigabit Internet.

We have been deploying 1 GHz fibre-to-the-curb (FTTC) in new development areas and transitioning to FTTH since 2005. In 2018, we began upgrading our HFC network to a mix of 1.2 GHz FTTC and FTTH. FTTC provides the foundation for subsequent generations of DOCSIS, including Remote PHY and DOCSIS 4.0, which will improve high-speed Internet accessibility, quality, and tier speed attainability, while increasing the capacity of our HFC network. Rogers FTTH is based on gigabit passive optical network (GPON) technology that can support symmetrical downstream/upstream speeds up to 10 Gbps per node in select neighbourhoods.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     39

MANAGEMENT’S DISCUSSION AND ANALYSIS

We continue to invest in and improve our cable network services; for example, with technology to support gigabit Internet speeds, Ignite TV, Rogers 4K TV, our 4K PVR set-top box, and a significant commitment to live broadcasting in 4K, including regular season Toronto Blue Jays home games for 2021 and numerous NHL and NBA games.

Voice-over-cable telephony services are also served using the DOCSIS network. Our offerings ensure a high quality of service by including geographic redundancy and network backup powering. Our phone service includes a rich set of features, such as TV Call Display (available on our NextBox™ set-top boxes), three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

We own and operate some of the most advanced networks and data centres in Canada. We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. Our primary and secondary Network Operation Centres proactively monitor Rogers’ networks to mitigate the risk of service interruptions and to allow for rapid responses to any outages.

Our data centres provide guaranteed uptime and expertise in collocation, cloud, and managed services solutions. We own and operate 9 state-of-the-art, highly reliable, certified data centres across Canada, including:

•	Canada’s first Tier III Design and Construction certified multi-tenant facility in Toronto;
•	Alberta’s first Tier III certified data centre; and
•	a third Tier III certified data centre in Ottawa.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:

•	established networks;
•	extensive distribution;
•	recognizable media content and programming;
•	advertising;
•	event and venue sponsorships;
•	community investment, including the Ted Rogers Scholarship Fund; and
•	naming rights to some of Canada’s landmark buildings.

We also own or utilize some of Canada’s most recognized brands, including:

•	the wireless brands of Rogers, Fido, and chatr;
•	the residential brands of Rogers and Fido;
•	23 TV stations and specialty channels, including Sportsnet, Omni, Citytv, FX (Canada), and FXX (Canada);
•	55 radio stations, including 98.1 CHFI™, 680 NEWS™, Sportsnet The FAN™, KiSS™, JACK FM™, and SONiC™;
•	major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Argonauts;
•	an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver coverage of professional hockey in Canada; and
•	Today’s Shopping Choice, a premium online and TV shopping retailer.

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS

We have an extensive national distribution network and offer our wireless products nationally through multiple channels, including:

•	company-owned Rogers, Fido, and chatr retail stores;
•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
•	an extensive independent dealer network;
•	major retail chains and convenience stores;
•	other distribution channels, such as WOW! mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•	our contact centres;
•	outbound telemarketing; and
•	Rogers Pro On-the-Go, a personalized retail service that delivers and sets up new wireless devices to the customer’s location of choice within the service area.

CABLE

We distribute our residential cable products using various channels, including:

•	company-owned Rogers and Fido retail stores;
•	customer self-serve using rogers.com and fido.ca;
•	our contact centres, outbound telemarketing, and door-to-door agents; and
•	major retail chains.

Our sales team and third-party retailers sell services to the business, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next-generation services.

FIRST-CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives:

•

an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver coverage of professional hockey in Canada across television, smartphones, tablets, and the Internet;

•	exclusive broadcasting and distribution rights of the Toronto Blue Jays in Canada through our ownership of the team;
•	NHL LIVE, an online OTT destination for NHL action on any screen;
•	Sportsnet NOW, Canada’s first OTT sports service, offering 24/7 access to Sportsnet’s TV content;
•	Sportsnet NOW+, which offers access to additional content, such as additional NHL and NBA games, the Bundesliga, Premiership Rugby, and the IndyCar Series;
•	the MLB Network, a 24-hour network dedicated to baseball, brought to Canada on Rogers television services;
•	an 8-year, multi-platform broadcast rights agreement with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada through November 2021; and
•	a 10-year, multi-platform agreement that runs through August 2024, which makes Rogers the exclusive wholesaler and Canadian distributor of World Wrestling Entertainment’s (WWE) flagship programming.

40     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible. To do this, we have invested in several areas to make it easier and more convenient for customers to interact with us, such as:

•	live customer support handled by customer solution specialists located entirely within Canada;
•	an innovative Integrated Voice Response (IVR) system that can take calls in four languages, including English, French, Mandarin, and Cantonese;
•

voice authentication technology across all of our contact centres that automatically identifies our registered customers by their voice, increasing security and protecting customers from potential fraud;

•	self-serve options, including:
•	the ability for Fido and Rogers customers to complete price plan changes and hardware upgrades online;
•

a simplified login, allowing Fido customers to log in to their accounts online or through the Fido MyAccount app using their Facebook login credentials, eliminating the need to remember multiple login credentials and making self-service easier to access;

•	the ability for customers to install their Internet and TV products at their convenience, without the need for a technician visiting their residence; and
•	Rogers EnRoute™, a tool that gives customers the ability to track on their phone when a technician will arrive for an installation or service call;
•	customer care available over Facebook Messenger, Twitter, and online chat through our websites;
•	Rogers Infinite unlimited data plans with no overage charges;
•	24-month, $0 down, interest-free wireless device financing on Rogers Infinite plans and through our Fido Payment Program;
•

Rogers Pro On-the-Go, a personalized retail service whereby within hours of ordering a new wireless device, a connected solutions professional will meet a customer at their time and location of choice (within the service area) and set up their device based on their preferences;

•	Ignite WiFi Hub for all Ignite TV customers to give them ultimate control over their WiFi experience;
•	Family Data Manager, a data manager tool, and Data Top Ups, both of which allow Wireless customers to manage and customize their data usage in real-time through MyRogers;
•	Fido 5 Extra Hours, which grant Fido Pulse customers an additional five hours of data, per billing cycle, at no extra charge;
•

Fido XTRA, a program that gives Fido postpaid Wireless and Internet customers free access to new perks every Thursday, such as deals and giveaways from leading brands on food, drinks, apparel, entertainment, and more;

•	a simple online bill, making it easier for customers to read and understand their monthly charges;
•	Roam Like Home and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations;
•	DAY PASS™, a flexible daily payment option for chatr customers;
•	Top Up as a Guest, which allows chatr customers to top up an account without signing in; and
•	customer self-install for Internet, TV, home phone, smart home monitoring, and Ignite SmartStream services.

ENGAGED PEOPLE

For our team of approximately 23,500 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

•	engaging employees and building high-performing teams through initiatives including engagement surveys and leadership development programs;
•	aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
•	maintaining our commitment to diversity and inclusion; and
•	providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet, conservative debt leverage, and substantial available liquidity of $5.7 billion as at December 31, 2020. Our capital resources consist primarily of cash balances, cash provided by operating activities, available lines of credit, funds available under our receivables securitization program, issuances of US dollar-denominated commercial paper (US CP) under our US CP program, and long-term debt. We also owned approximately $1,535 million of marketable equity securities in publicly traded companies as at December 31, 2020.

The following information is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Financial and Operating Guidance”, “Risks and Uncertainties Affecting Our Business”, and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

We expect that we will have sufficient capital resources to satisfy our anticipated cash funding requirements in 2021, including the funding of dividends on our common shares, repayment of maturing short-term borrowings and long-term debt, and other financing and investing activities. This takes into account our opening cash balance, cash provided by operating activities, and funds available to us under credit facilities, our receivables securitization program, our US CP program, and other bank, publicly issued, or private placement debt from time to time. As at December 31, 2020, there were no significant restrictions on the flow of funds between RCI and its subsidiary companies.

We believe we can satisfy foreseeable additional funding requirements by issuing additional financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing public or private long-term or short-term debt, amending the terms of our receivables securitization or US CP programs, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     41

MANAGEMENT’S DISCUSSION AND ANALYSIS

WIDESPREAD SHAREHOLDER BASE AND DIVIDENDS

RCI’s Class B Non-Voting common shares (Class B Non-Voting Shares) are widely held and actively trade on the TSX and the NYSE with a combined average daily trading volume of approximately 1.7 million shares in 2020. In addition, RCI’s Class A Voting common shares (Class A Shares) trade on the TSX. At the discretion of the Board, we pay an equal dividend on both classes of shares. In 2020, each share paid an annualized dividend of $2.00.

42     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

2020 Financial Results

See “Accounting Policies” in this MD&A and the notes to our 2020 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP Measures and Related Performance Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2020	2019	% Chg
Revenue
Wireless	8,530	9,250	(8)
Cable	3,946	3,954	–
Media	1,606	2,072	(22)
Corporate items and intercompany eliminations	(166)	(203)	(18)
Revenue	13,916	15,073	(8)
Total service revenue [1]	11,955	12,965	(8)
Adjusted EBITDA [2]
Wireless	4,067	4,345	(6)
Cable	1,935	1,919	1
Media	51	140	(64)
Corporate items and intercompany eliminations	(196)	(192)	2
Adjusted EBITDA [2]	5,857	6,212	(6)
Adjusted EBITDA margin [2]	42.1%	41.2%	0.9 pts

Net income	1,592	2,043	(22)
Basic earnings per share	$3.15	$3.99	(21)
Diluted earnings per share	$3.13	$3.97	(21)

Adjusted net income [2]	1,725	2,135	(19)
Adjusted basic earnings per share [2]	$3.42	$4.17	(18)
Adjusted diluted earnings per share [2]	$3.40	$4.15	(18)

Capital expenditures	2,312	2,807	(18)
Cash provided by operating activities	4,321	4,526	(5)
Free cash flow [2]	2,366	2,278	4
[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the ratios in which they are used.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     43

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY CHANGES IN FINANCIAL RESULTS THIS YEAR COMPARED TO 2019

REVENUE

Wireless service revenue decreased this year as a result of lower roaming revenue due to global travel restrictions during COVID-19 and lower overage revenue as a result of the continued adoption of our Rogers Infinite unlimited data plans.

Cable revenue was in line with 2019.

Media revenue decreased this year as a result of lower sports-related revenues, including at the Toronto Blue Jays, due to the impact of COVID-19, the suspension of major sports leagues from mid-March until the third quarter, and the postponed start of the 2020-2021 NHL and NBA seasons, which traditionally start early in the fourth quarter, as well as lower advertising revenue related to softness in the advertising market, partially offset by higher revenues at Today’s Shopping Choice™.

ADJUSTED EBITDA

Wireless adjusted EBITDA decreased this year primarily as a result of the decrease in service revenue as discussed above, partially offset by the shift to device financing, which has significantly improved the Wireless equipment margin, and various cost efficiencies and productivity initiatives. This gave rise to a margin of 47.7%, up 70 basis points from last year.

Cable adjusted EBITDA increased this year as a result of various cost efficiencies, which led to a margin of 49.0%, up 50 basis points from last year.

Media adjusted EBITDA decreased this year primarily as a result of decreased revenue as discussed above, partially offset by lower sports-related costs due to the suspension of major sports leagues from mid-March until the third quarter and the postponed start of the 2020-2021 NHL and NBA seasons, which led to a margin of 3.2%, down 360 basis points from last year.

NET INCOME AND ADJUSTED NET INCOME

Net income and adjusted net income both decreased this year primarily as a result of lower adjusted EBITDA.

44     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

WIRELESS

ROGERS IS CANADA’S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2020, we had:

•	approximately 10.9 million subscribers; and
•	approximately 31% subscriber and revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2020	2019	% Chg

Revenue
Service revenue	6,579	7,156	(8)
Equipment revenue	1,951	2,094	(7)

Revenue	8,530	9,250	(8)

Operating expenses
Cost of equipment	1,932	2,231	(13)
Other operating expenses	2,531	2,674	(5)

Operating expenses	4,463	4,905	(9)

Adjusted EBITDA	4,067	4,345	(6)

Adjusted EBITDA service margin [1]	61.8%	60.7%	1.1 pts

Adjusted EBITDA margin [2]	47.7%	47.0%	0.7 pts
Capital expenditures	1,100	1,320	(17)

[1]	Calculated using service revenue.
[2]	Calculated using total revenue.

WIRELESS SUBSCRIBER RESULTS 1

(In thousands, except churn, blended ABPU, and blended ARPU)	Years ended December 31
	2020	2019	Chg

Postpaid
Gross additions	1,381	1,566	(185)
Net additions	245	334	(89)
Total postpaid subscribers [2]	9,683	9,438	245
Churn (monthly)	1.00%	1.11%	(0.11 pts )
Prepaid
Gross additions	550	773	(223)
Net losses	(142)	(97)	(45)
Total prepaid subscribers [2]	1,260	1,402	(142)
Churn (monthly)	4.38%	4.86%	(0.48 pts )
Blended ABPU (monthly)	$63.24	$66.23	($2.99)
Blended ARPU (monthly)	$50.75	$55.49	($4.74)

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per user, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue

Service revenue includes revenue derived from voice and data services from:

•	postpaid and prepaid monthly fees;
•	data usage;
•	airtime;
•	long distance charges;
•	essential services charges;
•	inbound and outbound roaming charges; and
•	certain other fees and charges.

The 8% decrease in service revenue this year was a result of:

•	lower roaming revenue, due to global travel restrictions during COVID-19; and
•	a decrease in overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans and lower wireless data usage as customers spent more time at home on WiFi.

The 5% decrease in blended ABPU was primarily a result of the declines in roaming and overage revenue, partially offset by an ongoing shift in subscribers financing new, higher-value device purchases.

We believe the decreases in gross and net additions to our postpaid subscriber base this year were a result of the impacts of COVID-19, with store closures and overall lower market activity by Canadians.

Equipment revenue

Equipment revenue includes revenue from sales to subscribers through fulfillment by Wireless’ customer service groups, websites, telesales, corporate stores, and independent dealers, agents, and retailers.

The 7% decrease in equipment revenue this year was a result of:

•	lower gross additions due to COVID-19; and
•	lower device upgrades by existing customers; partially offset by
•	the shift in product mix towards higher-value devices; and
•	disciplined promotional activity during key selling periods.

OPERATING EXPENSES

We record operating expenses in two categories:

•	the cost of wireless devices and equipment; and
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 13% decrease in the cost of equipment this year was a result of the same factors discussed in equipment revenue above. The shift to customers financing their device purchases is reflected in the improvements in our equipment margin.

The 5% decrease in other operating expenses this year was a result of:

•	lower roaming costs due to COVID-19 travel restrictions; and
•	various cost efficiencies and productivity initiatives; partially offset by
•	higher bad debt expense due to the adverse change in economic conditions during COVID-19.

ADJUSTED EBITDA

The 6% decrease in adjusted EBITDA this year was a result of the revenue and expense changes discussed above.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     45

MANAGEMENT’S DISCUSSION AND ANALYSIS

CABLE

ONE OF CANADA’S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2020, we had:

•	approximately 2.6 million high-speed Internet subscribers;
•	approximately 0.5 million Ignite TV subscribers; and
•	a network passing approximately 4.6 million homes in Ontario, New Brunswick, and on the island of Newfoundland.

CABLE FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2020	2019	% Chg
Revenue
Service revenue	3,936	3,940	–
Equipment revenue	10	14	(29)

Revenue	3,946	3,954	–
Operating expenses	2,011	2,035	(1)
Adjusted EBITDA	1,935	1,919	1
Adjusted EBITDA margin	49.0%	48.5%	0.5 pts
Capital expenditures	940	1,153	(18)

CABLE SUBSCRIBER RESULTS 1

(In thousands, except ARPA and penetration)	Years ended December 31
	2020	2019	Chg
Internet
Net additions	57	104	(47)
Total Internet subscribers [2,3,4]	2,598	2,534	64
Ignite TV
Net additions	218	284	(66)
Total Ignite TV subscribers [2]	544	326	218
Homes passed [2]	4,578	4,472	106
Customer relationships
Net additions	12	21	(9)
Total customer relationships [2,3,4]	2,530	2,510	20
ARPA (monthly)	$130.70	$131.71	($1.01)
Penetration [2]	55.3%	56.1%	(0.8 pts )

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]

On September 30, 2020, we acquired approximately 2,000 Internet subscribers and customer relationships as a result of our acquisition of Ruralwave Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.

[4]

On October 1, 2020, we acquired approximately 5,000 Internet subscribers and 6,000 customer relationships as a result of our acquisition of Cable Cable Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.

REVENUE

Service revenue

Service revenue includes revenue derived from:

•	monthly subscription and additional use service revenue from residential, small business, enterprise, public sector, and wholesale Internet access subscribers;
•	monthly service revenue from our smart home monitoring products; and
•	modem and other equipment rental fees.
•	IPTV and digital cable services, such as:
•	basic service fees;
•	tier service fees;
•	access fees for use of channel capacity by third parties; and
•	premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees; and
•	rentals of television set-top boxes.
•	monthly service fees;
•	calling features, such as voicemail, call waiting, and caller ID; and
•	long distance calling.

Cable service revenue was in line with 2019 as a result of:

•	declines in our legacy television and home phone subscriber bases; offset by
•	the movement of Internet customers from our legacy Internet to our Ignite Internet offerings and service pricing changes and discipline; and
•	the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases.

Equipment revenue

Equipment revenue includes revenue generated from the sale of television set-top boxes, Internet modems and other equipment, and smart home monitoring equipment. The decrease in equipment revenue this year was a result of lower installation activity due to COVID-19.

OPERATING EXPENSES

We record Cable operating expenses in three categories:

•	the cost of programming;
•	the cost of equipment revenue (television set-top boxes, Internet modem and other equipment, and smart home monitoring equipment); and
•	all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 1% decrease in operating expenses this year was a result of:

•	lower costs associated with fewer subscriber additions and increased self-installation; and
•	various cost efficiencies and productivity initiatives.

ADJUSTED EBITDA

The 1% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

46     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as Sportsnet and the Toronto Blue Jays;
•	our exclusive national 12-year NHL Agreement, which runs through the 2025-2026 season;
•	category-leading television and radio broadcasting properties;
•	multi-platform televised and online shopping; and
•	digital media.

MEDIA FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2020	2019	% Chg

Revenue	1,606	2,072	(22)
Operating expenses	1,555	1,932	(20)

Adjusted EBITDA	51	140	(64)

Adjusted EBITDA margin	3.2%	6.8%	(3.6 pts )
Capital expenditures	79	102	(23)

Our Media results this year have been significantly affected by COVID-19 and reflect the suspension of all major sports leagues from mid-March until the beginning of the third quarter and the subsequent postponed start of the 2020-2021 NHL and NBA seasons which traditionally start early in the fourth quarter.

REVENUE

Media revenue is earned from:

•	advertising sales across its television, radio, and digital media properties;
•	subscriptions to televised and OTT products;
•	ticket sales, fund redistribution and other distributions from MLB, and concession sales; and
•	retail product sales.

The 22% decrease in revenue this year was a result of:

•	lower sports-related revenue as a result of COVID-19, including:
•	lower game-day revenue at the Toronto Blue Jays as fan attendance was prohibited during COVID-19;
•	the suspension of all major sports leagues from mid-March until the third quarter; and
•	the delayed start of the 2020-2021 NHL and NBA seasons; and
•	lower advertising revenue as a result of softness in the advertising market.

OPERATING EXPENSES

We record Media operating expenses in four primary categories:

•	the cost of broadcast content, including sports programming and production;
•	Toronto Blue Jays player compensation;
•	the cost of retail products sold; and
•	all other expenses involved in day-to-day operations.

The 20% decrease in operating expenses this year was a result of:

•	lower sports-related costs as a result of COVID-19, including:
•	lower programming and production costs as a result of the delayed start of the 2020-2021 NHL and NBA seasons; and
•	Toronto Blue Jays player payroll and game-day costs as a result of the shortened season; and
•	lower general operating costs as a result of reduced operating activity and other cost efficiencies.

ADJUSTED EBITDA

The 64% decrease in adjusted EBITDA this year was a result of the revenue and expense changes described above.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     47

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

Capital expenditures include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. Expenditures related to the acquisition of spectrum licences and additions to right-of-use assets are not included in capital expenditures and do not factor into the calculation of free cash flow or capital intensity. See “Managing Our Liquidity and Financial Resources”, “Key Performance Indicators”, and “Non-GAAP Measures and Related Performance Measures” for more information.

Capital expenditures are significant and have a material impact on our cash flows; therefore, our management teams focus on planning, funding, and managing them. We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

(In millions of dollars, except capital intensity)	Years ended December 31
	2020	2019	% Chg
Wireless	1,100	1,320	(17)
Cable	940	1,153	(18)
Media	79	102	(23)
Corporate	193	232	(17)

Capital expenditures [1]	2,312	2,807	(18)

Capital intensity [2]	16.6%	18.6%	(2.0 pts )

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[2]	As defined. See “Key Performance Indicators”.

Consolidated capital expenditures have declined by 18% this year. Most of this decline has been a result of fewer residential installations, deferrals of projects that have been delayed as a result of the pandemic, and lower costs associated with the introduction of self-install in our Cable business, and other overall efficiencies as evidenced by our improving capital intensity ratios. Despite the overall decline, we continue to prioritize capital spending to support our long-term strategy, including expansion of our 5G network and our Connected Home roadmap.

WIRELESS

Capital expenditures in Wireless this year, while lower than in 2019, reflect continued investments in our networks. We continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready and we continued to work on our 5G deployments in the 600 MHz band and other bands as we have deployed our 5G network in more than 170 cities and towns.

CABLE

The decrease in capital expenditures in Cable this year was a result of lower residential installation activity during COVID-19 and lower purchases of customer premise equipment. While we continue to work towards our ongoing goal of recognizing capital efficiencies and improving our capital intensity, we have prioritized our capital expenditures through continued upgrades to our network infrastructure with additional fibre deployments, including increasing our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap.

MEDIA

The decrease in capital expenditures this year was primarily a result of lower stadium and facility investments at the Toronto Blue Jays, partially offset by an increase in IT and broadcast infrastructure expenditures.

CORPORATE

The decrease in corporate capital expenditures this year was a result of lower investments in our real estate facilities, partially offset by higher IT infrastructure expenditures.

CAPITAL INTENSITY

Capital intensity decreased this year as a result of lower capital expenditures, resulting from capital cost efficiencies, partially offset by lower revenue, as discussed above.

48     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31

(In millions of dollars)	2020	2019	% Chg

Adjusted EBITDA [1]	5,857	6,212	(6)
Deduct (add):
Depreciation and amortization	2,618	2,488	5
Restructuring, acquisition and other	185	139	33
Finance costs	881	840	5
Other expense (income)	1	(10)	n/m
Income tax expense	580	712	(19)

Net income	1,592	2,043	(22)

n/m - not meaningful

[1]

Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about this measure, including how we calculate it.

ADJUSTED EBITDA

See “Key Changes in Financial Results This Year Compared to 2019” for a discussion of the increase in adjusted EBITDA this year.

DEPRECIATION AND AMORTIZATION

	Years ended December 31

(In millions of dollars)	2020	2019	% Chg

Depreciation of property, plant and equipment	2,390	2,297	4

Depreciation of right-of-use assets	217	175	24
Amortization	11	16	(31)

Total depreciation and amortization	2,618	2,488	5

Total depreciation and amortization increased this year, despite lower capital expenditures in 2020, primarily as a result of the cumulative impact of increasing capital expenditures and additions to right-of-use assets over the past several years. See “Capital Expenditures” for more information.

RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2020, we incurred $185 million (2019 – $139 million) in restructuring, acquisition and other expenses. In 2020, these costs were primarily incremental, temporary employee compensation and other costs incurred in response to COVID-19 as well as severance costs associated with the targeted restructuring of our employee base. In 2019, these costs were primarily severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

FINANCE COSTS

	Years ended December 31

(In millions of dollars)	2020	2019	% Chg

Interest on borrowings [1]	780	746	5
Interest on lease liabilities	70	61	15
Interest on post-employment benefits liability	13	11	18
Loss on repayment of long-term debt	–	19	(100)
Loss (gain) on foreign exchange	107	(79)	n/m
Change in fair value of derivative instruments	(97)	80	n/m

Capitalized interest	(19)	(19)	–
Other	27	21	29

Total finance costs	881	840	5

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

The 5% increase in finance costs this year was primarily a result of higher interest on borrowings, caused by:

•	higher outstanding debt as a result of our debt issuances over the past year; partially offset by
•	a lower weighted average cost of borrowing on our outstanding debt.

Loss on repayment of long-term debt

In 2019, we recognized a $19 million loss on repayment of long-term debt, reflecting the payment of redemption premiums associated with our redemption of $900 million of 4.7% senior notes in November 2019 that were otherwise due in September 2020.

Foreign exchange and change in fair value of derivative instruments

We recognized $107 million in net foreign exchange losses in 2020 (2019 – $79 million in net gains). These losses and gains were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings.

These foreign exchange losses (2019 – gains) were substantially offset by the $97 million gain related to the change in fair value of derivatives (2019 – $80 million loss) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to offset the foreign exchange risk related to these US dollar-denominated borrowings.

See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     49

MANAGEMENT’S DISCUSSION AND ANALYSIS

INCOME TAX EXPENSE

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31

(In millions of dollars, except tax rates)	2020	2019

Statutory income tax rate	26.6%	26.7%
Income before income tax expense	2,172	2,755

Computed income tax expense	578	736
Increase (decrease) in income tax expense resulting from:
Non-deductible portion of equity losses	10	7
Income tax adjustment, legislative tax change	(3)	(23)
Non-taxable portion of capital gains	–	(2)
Other items	(5)	(6)

Total income tax expense	580	712

Effective income tax rate	26.7%	25.8%
Cash income taxes paid	418	400

Our effective income tax rate this year was 26.7% compared to 25.8% for 2019. The effective income tax rate for 2020 approximated the statutory income tax rate.

Cash income taxes paid increased this year primarily as a result of the timing of installment payments. Our transition to a device financing business model results in earlier recognition of equipment revenue for income tax purposes. As a result, we expect a further approximately $300 million increase in our 2021 cash income tax, mostly within the first quarter, reflecting our final 2020 tax installment.

NET INCOME

Net income was 22% lower than last year. See “Key Changes in Financial Results This Year Compared to 2019” for more information.

(In millions of dollars, except per share amounts)	Years ended December 31
	2020	2019	% Chg

Net income	1,592	2,043	(22)
Basic earnings per share	$3.15	$3.99	(21)
Diluted earnings per share	$3.13	$3.97	(21)

ADJUSTED NET INCOME

Adjusted net income was 19% lower compared to 2019, primarily as a result of lower adjusted EBITDA, higher depreciation and amortization, and higher finance costs.

(In millions of dollars, except per share amounts)	Years ended December 31
	2020	2019	% Chg

Adjusted EBITDA [1]	5,857	6,212	(6)
Deduct (add):
Depreciation and amortization	2,618	2,488	5
Finance costs [2]	881	821	7
Other expense (income)	1	(10)	n/m
Income tax expense [3]	632	778	(19)

Adjusted net income [1]	1,725	2,135	(19)

Adjusted basic earnings per share [1]	$3.42	$4.17	(18)
Adjusted diluted earnings per share [1]	$3.40	$4.15	(18)

[1]

Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

[2]	Finance costs above exclude a $19 million loss on repayment of long-term debt for the year ended December 31, 2019.
[3]

Income tax expense above excludes a $49 million recovery (2019 – $43 million recovery) for the year ended December 31, 2020 related to the income tax impact for adjusted items. Income tax expense also excludes a $3 million recovery as a result of legislative tax changes for the year ended December 31, 2020 (2019 – $23 million).

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2020, we had approximately 23,500 employees (2019 – 25,300) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time and part-time employees in 2020 were $1,847 million (2019 – $2,005 million).

50     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

2019 FULL-YEAR RESULTS COMPARED TO 2018

	Years ended December 31

(In millions of dollars, except margins)	2019 [1]	2018 [1]	% Chg
Revenue
Wireless	9,250	9,200	1
Cable	3,954	3,932	1
Media	2,072	2,168	(4)
Corporate items and intercompany eliminations [2]	(203)	(204)	–

Revenue	15,073	15,096	–
Total service revenue [2]	12,965	12,974	–

Adjusted EBITDA [3]
Wireless	4,345	4,090	6
Cable	1,919	1,874	2
Media	140	196	(29)
Corporate items and intercompany eliminations	(192)	(177)	8

Adjusted EBITDA [3]	6,212	5,983	4
Adjusted EBITDA margin [3]	41.2%	39.6%	1.6 pts

Net income	2,043	2,059	(1)
Adjusted net income [3]	2,135	2,241	(5)

[1]

Effective January 1, 2019, we adopted IFRS 16, with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated for the effects of IFRS 16. See “Accounting Policies”.

[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted EBITDA margin, and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

Revenue

Consolidated revenue remained stable in 2019, driven by revenue growth of 1% in Wireless and Cable offset by a 4% decline in Media.

Wireless revenue increased as a result of continuing to monetize the increasing demand for data in the first half of the year along with a disciplined approach around subscriber base management. This increase was partially offset by a decrease in overage revenue (as a result of the faster-than-expected subscriber adoption of our new Rogers Infinite unlimited data plans) and an elevated competitive market environment in the second half of 2019.

Cable revenue increased by 1% as the increase in Internet revenue from the general movement of customers to higher speed and usage tiers of our Internet offerings was partially offset by the decrease in legacy Television subscribers and the impact of Phone pricing packages.

Media revenue decreased by 4% as a result of the sale of our publishing business during the year and lower revenue at the Toronto Blue Jays, primarily due to a distribution from Major League Baseball in 2018, partially offset by higher Sportsnet and Today’s Shopping Choice revenue. Excluding the impact of the sale of our publishing business and the distribution from Major League Baseball last year, Media revenue would have increased by 1% this year.

Adjusted EBITDA

Consolidated adjusted EBITDA increased in 2019 to $6,212 million, reflecting increases in Wireless and Cable. Wireless adjusted EBITDA increased 6% as a result of the impact of adopting IFRS 16, which contributed approximately 4% of the overall growth, and various cost efficiencies and productivity initiatives. Cable adjusted EBITDA increased by 2% in 2019 as a result of strong Internet revenue growth and various cost efficiencies. Media adjusted EBITDA decreased 29% primarily as a result of the decrease in revenue as discussed above.

Net income and adjusted net income

Net income and adjusted net income both decreased in 2019 primarily as a result of higher depreciation and amortization and higher finance costs, partially offset by higher adjusted EBITDA. Net income decreased to $2,043 million in 2019 from $2,059 million in 2018 and adjusted net income decreased to $2,135 million in 2019 from $2,241 million in 2018.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     51

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS

Below is a summary of our quarterly consolidated financial results and key performance indicators for 2020 and 2019.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2020					2019

(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1

Revenue
Wireless	8,530	2,291	2,228	1,934	2,077	9,250	2,493	2,324	2,244	2,189
Cable	3,946	1,019	988	966	973	3,954	987	994	997	976
Media	1,606	409	489	296	412	2,072	530	483	591	468
Corporate items and intercompany eliminations	(166)	(39)	(40)	(41)	(46)	(203)	(58)	(47)	(52)	(46)

Total revenue	13,916	3,680	3,665	3,155	3,416	15,073	3,952	3,754	3,780	3,587
Total service revenue [1]	11,955	3,023	3,086	2,797	3,049	12,965	3,244	3,233	3,345	3,143
Adjusted EBITDA
Wireless	4,067	1,034	1,089	918	1,026	4,345	1,064	1,138	1,128	1,015
Cable	1,935	520	508	454	453	1,919	497	499	478	445
Media	51	82	89	(35)	(85)	140	22	130	72	(84)
Corporate items and intercompany eliminations	(196)	(46)	(48)	(43)	(59)	(192)	(53)	(55)	(43)	(41)

Adjusted EBITDA [2]	5,857	1,590	1,638	1,294	1,335	6,212	1,530	1,712	1,635	1,335
Deduct (add):
Depreciation and amortization	2,618	666	663	650	639	2,488	638	627	614	609
Restructuring, acquisition and other	185	73	49	42	21	139	38	42	39	20
Finance costs	881	228	219	214	220	840	230	215	206	189
Other expense (income)	1	2	6	7	(14)	(10)	(12)	16	(1)	(13)

Net income before income tax expense	2,172	621	701	381	469	2,755	636	812	777	530
Income tax expense	580	172	189	102	117	712	168	219	186	139

Net income	1,592	449	512	279	352	2,043	468	593	591	391

Earnings per share:
Basic	$3.15	$0.89	$1.01	$0.55	$0.70	$3.99	$0.92	$1.16	$1.15	$0.76
Diluted	$3.13	$0.89	$1.01	$0.54	$0.68	$3.97	$0.92	$1.14	$1.15	$0.76
Net income	1,592	449	512	279	352	2,043	468	593	591	391
Add (deduct):
Restructuring, acquisition and other	185	73	49	42	21	139	38	42	39	20
Loss on repayment of long-term debt	–	–	–	–	–	19	19	–	–	–
Income tax impact of above items	(49)	(19)	(13)	(11)	(6)	(43)	(14)	(13)	(10)	(6)
Income tax adjustment, legislative tax change	(3)	(3)	–	–	–	(23)	–	–	(23)	–

Adjusted net income [2]	1,725	500	548	310	367	2,135	511	622	597	405

Adjusted earnings per share [2]:
Basic	$3.42	$0.99	$1.09	$0.61	$0.73	$4.17	$1.00	$1.22	$1.17	$0.79
Diluted	$3.40	$0.99	$1.08	$0.60	$0.71	$4.15	$1.00	$1.19	$1.16	$0.78
Capital expenditures	2,312	656	504	559	593	2,807	791	657	742	617
Cash provided by operating activities	4,321	947	986	1,429	959	4,526	1,166	1,305	1,057	998
Free cash flow [2]	2,366	568	868	468	462	2,278	497	767	609	405

[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

52     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

FOURTH QUARTER 2020 RESULTS

Results commentary in “Fourth Quarter 2020 Results” compares the fourth quarter of 2020 with the fourth quarter of 2019.

Revenue

Total revenue decreased by 7% in the fourth quarter, largely driven by an 8% decrease in Wireless service revenue.

The Wireless service revenue decrease was mainly a result of lower roaming revenue due to global travel restrictions during COVID-19, and lower overage revenue, primarily as a result of the continued adoption of our Rogers Infinite unlimited data plans. Wireless equipment revenue decreased as a result of a lower gross additions and lower device upgrades by existing subscribers during COVID-19.

Cable revenue increased by 3% in the fourth quarter as a result of the movement of Internet customers from our legacy Internet to our Ignite Internet offerings and service pricing changes and discipline.

Media revenue decreased by 23% in the fourth quarter, primarily as a result of the postponement of the start of the 2020-2021 NHL and NBA seasons, which traditionally start early in the fourth quarter, and softness in the advertising market due to COVID-19, partially offset by higher revenue at Today’s Shopping Choice.

Adjusted EBITDA and margins

In the fourth quarter, consolidated adjusted EBITDA increased by 4% and our adjusted EBITDA margin expanded by 450 basis points.

Wireless adjusted EBITDA decreased by 3%, primarily as a result of the flow-through impact of the aforementioned decrease in revenue, partially offset by the shift to device financing, which has significantly improved our Wireless equipment margin, and various cost efficiencies. This gave rise to an adjusted EBITDA service margin of 63.2%, an improvement of 370 basis points from last year.

Cable adjusted EBITDA increased by 5% in the fourth quarter, primarily as a result of higher service revenue, as discussed above. This gave rise to a margin of 51.0%, up 60 basis points from last year.

Media adjusted EBITDA increased by $60 million, in the fourth quarter, primarily due to lower programming and production costs associated with the delayed start of major sports leagues relative to our maintained subscriber revenues and lower general operating costs as a result of reduced operating activity and cost efficiencies, partially offset by lower revenue, as discussed above. This gave rise to a margin of 20.0%.

Net income and adjusted net income

Net income and adjusted net income both decreased in the fourth quarter by 4% and 2%, respectively, primarily as a result of higher depreciation and amortization, partially offset by higher adjusted EBITDA.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

COVID-19 has significantly affected our operating results in 2020 in addition to the typical seasonal fluctuations in our business that are described below. In Wireless, the decline in customer travel due to global travel restrictions resulted in lower roaming revenue. Most notably in Media, major professional sports leagues:

•

postponed their 2019-20 seasons between March and July 2020 and recommenced with contracted seasons from July to September 2020, causing sports-related revenue and expenses, such as programming rights amortization, to be recognized later in the year than is typical; and

•

postponed the start of the 2020-21 NBA and NHL seasons to late December 2020 and early January 2021, causing sports-related revenue and expenses that are typically recognized in the fourth quarter to not be recognized at that point.

We expect COVID-19 will continue to affect our operating results in 2021 and there is continued uncertainty surrounding the duration and potential outcomes of COVID-19.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income tax expense.

Wireless

Trends affecting both Wireless revenue and adjusted EBITDA reflect:

•	the growing number of wireless subscribers;
•	greater usage of wireless data;
•

higher wireless equipment revenue as more consumers shift to financing higher-value devices, along with ongoing disciplined promotional activity, which is contributing to improving equipment margin; and

•	decreasing postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; partially offset by
•	lower overage revenue as customers continue to adopt our unlimited data plans.

Additional trends affecting Wireless adjusted EBITDA reflect higher costs related to the increasing number of subscribers.

We continue to target organic growth in higher-value postpaid subscribers, reflected in the increasing proportion of postpaid subscribers relative to prepaid subscribers. Prepaid plans are evolving to have properties similar to those of traditional postpaid plans. We believe this evolution provides consumers with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     53

MANAGEMENT’S DISCUSSION AND ANALYSIS

subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. Conversely, periods with higher activity may adversely impact subscriber churn metrics as a result of heightened competitive activity. The third and fourth quarters typically experience higher volumes of activity as a result of “back to school” and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods and also contribute to the impact on subscriber metrics. In contrast, we typically see lower subscriber additions in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the fall season of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which is affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable

Trends affecting Cable service revenue primarily reflect:

•	higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	customers adopting Ignite TV;
•	general service pricing increases; and
•	the shift of business customers from lower-margin, off-net legacy long distance and data services to higher-margin, next-generation services and data centre businesses; partially offset by
•	competitive losses of legacy Television and Phone subscribers;
•	Television subscribers downgrading their service plans; and
•	lower additional usage of our products and services as service plans are increasingly bundling more features, such as unlimited usage or a greater number of TV channels.

Trends affecting Cable adjusted EBITDA primarily reflect:

•	higher Internet operating margins, as a result of the shift from conventional Television to Internet services; and
•	the shift to a self-install model for most of our Cable products; partially offset by
•	higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•

university and college students who live in residence moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the focused marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers.

Cable results from our business customers do not generally have any unique seasonal aspects.

Media

Trends affecting Media revenue and adjusted EBITDA are generally the result of:

•	fluctuations in advertising and consumer market conditions;
•	subscriber rate increases;
•	higher sports and rights costs, including increases as we move further along in our NHL Agreement;
•	general cord shaving and cord cutting by television subscribers regardless of service provider; and
•	continual investment in primetime and specialty programming relating to both our broadcast networks (such as Citytv) and our specialty channels (such as FX (Canada)).

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the MLB season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•

revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and

•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•	the NHL season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses

Depreciation and amortization has been trending upward over the past several years as a result of an increase in our general depreciable asset base, related significantly to the ongoing expansions of our wireless and cable networks. This is a direct result of increasing capital expenditures in previous years as we worked to upgrade our wireless network and roll out Ignite TV, Ignite Gigabit Internet, and 4K TV to our Cable footprint. We expect future depreciation and amortization to align with ongoing capital expenditures and additions to right-of-use assets.

54     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31
(In millions of dollars)	2020	2019	$ Chg	% Chg	Explanation of significant changes
Assets
Current assets:
Cash and cash equivalents	2,484	494	1,990	n/m	See “Managing our Liquidity and Financial Resources”.
Accounts receivable [1]	2,856	2,376	480	20	Primarily reflects the increase in financing receivables and business seasonality.
Inventories	479	460	19	4	n/m
Current portion of contract assets	533	1,234	(701)	(57)	Reflects our transition of consumer offerings to device financing agreements.
Other current assets [1]	516	452	64	14	n/m
Current portion of derivative instruments	61	101	(40)	(40)	Primarily reflects changes in market values of our equity derivatives as a result of the decrease in the share price of Class B Non-Voting Shares.

Total current assets	6,929	5,117	1,812	35
Property, plant and equipment	14,018	13,934	84	1	n/m
Intangible assets	8,926	8,905	21	–	n/m
Investments	2,536	2,830	(294)	(10)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	1,378	1,478	(100)	(7)	Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environments and the appreciation of the Cdn$ relative to the US$.
Financing receivables [1]	748	76	672	n/m	Reflects an increase as a result of strong adoption of device and accessory financing plans.
Other long-term assets [1]	346	756	(410)	(54)	Reflects a decrease in contract assets as we transition our consumer offerings to device financing agreements.
Goodwill	3,973	3,923	50	1	n/m
Total assets	38,854	37,019	1,835	5

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	1,221	2,238	(1,017)	(45)	Reflects a decrease in borrowings under our US CP program.
Accounts payable and accrued liabilities	2,714	3,033	(319)	(11)	Reflects reduced spending due to the effects of COVID-19.
Income tax payable	344	48	296	n/m	Reflects the excess of current income tax expense over tax installments paid.
Other current liabilities [1]	243	191	52	27	Primarily reflects changes in market values of certain expenditure derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Contract liabilities	336	224	112	50	Primarily reflects an increase in contract liabilities related to device financing contracts.
Current portion of long-term debt	1,450	–	1,450	–	Reflects the reclassification to current of our $1,450 million senior notes due March 2021.
Current portion of lease liabilities	278	230	48	21	Reflects liabilities related to new leases entered.

Total current liabilities	6,586	5,964	622	10
Provisions	42	36	6	17	n/m
Long-term debt	16,751	15,967	784	5

Reflects the issuance of $1.5 billion of senior notes due March 2027, the issuance of US$750 million of senior notes due March 2022, partially offset by the changes as a result of the appreciation of the Cdn$ relative to the US$ and the reclassification to current of our $1,450 million senior notes.

Lease liabilities	1,557	1,495	62	4	Reflects liabilities related to new leases entered.
Other long-term liabilities [1]	1,149	704	445	63

Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environment and the appreciation of the Cdn$ relatives to the US$. Also reflects an increase in our net pension liability.

Deferred tax liabilities	3,196	3,437	(241)	(7)	Primarily reflects a decrease in temporary differences between the accounting and tax bases for certain assets and liabilities.

Total liabilities	29,281	27,603	1,678	6
Shareholders’ equity	9,573	9,416	157	2	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	38,854	37,019	1,835	5

[1]

As a result of the growth of our financing receivable program and the ways in which we manage our business, effective this quarter and retroactively, we have reclassified certain balances. Current financing receivables have been reclassified from “other current assets” to “accounts receivable”, “financing receivables” have been separately disclosed and reclassified from “other long-term assets”, and the long-term portion of “contract assets” have been reclassified to “other long-term assets”. Derivative instrument liabilities have been reclassified to “other current liabilities” and “other long-term liabilities”, as applicable.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Managing Our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING, AND FINANCING ACTIVITIES

	Years ended December 31

(In millions of dollars)	2020	2019

Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	5,880	6,167

Change in net operating assets and liabilities	(333)	(462)

Income taxes paid	(418)	(400)

Interest paid	(808)	(779)

Cash provided by operating activities	4,321	4,526

Investing activities:

Capital expenditures	(2,312)	(2,807)

Additions to program rights	(57)	(60)

Changes in non-cash working capital related to capital expenditures and intangible assets	(37)	(35)

Acquisitions and other strategic transactions, net of cash acquired	(103)	(1,731)

Other	(49)	21

Cash used in investing activities	(2,558)	(4,612)

Financing activities:

Net (repayment of) proceeds received on short-term borrowings	(1,146)	30

Net issuance of long-term debt	2,540	2,184

Net proceeds (payments) on settlement of debt derivatives and forward contracts	80	(121)

Transaction costs incurred	(23)	(61)

Principal payments of lease liabilities	(213)	(167)

Repurchase of Class B Non-Voting Shares	–	(655)

Dividends paid	(1,011)	(1,016)

Other	–	(19)

Cash provided by financing activities	227	175

Change in cash and cash equivalents	1,990	89

Cash and cash equivalents, beginning of year	494	405

Cash and cash equivalents, end of year	2,484	494

OPERATING ACTIVITIES

The decrease in cash provided by operating activities this year was a result of lower adjusted EBITDA, partially offset by lower investment in net operating assets and liabilities.

INVESTING ACTIVITIES

Capital expenditures

We spent $2,312 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 18% lower than 2019. See “Capital Expenditures” for more information.

FINANCING ACTIVITIES

This year, we received net amounts of $1,451 million (2019 – received net amounts of $2,032 million) on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs. See “Financial Risk Management” for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our receivables securitization program and under our US CP program. Below is a summary of our short-term borrowings as at December 31, 2020 and 2019.

	Years ended December 31

(In millions of dollars)	2020	2019

Receivables securitization program	650	650

US commercial paper program	571	1,588

Total short-term borrowings	1,221	2,238

56     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

The table below summarizes the activity relating to our short-term borrowings for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	3,316	1.329	4,406	12,897	1.328	17,127

Repayment of US commercial paper	(4,098)	1.355	(5,552)	(12,876)	1.328	(17,094)

Net (repayment of) proceeds received from US commercial paper			(1,146)			33

Proceeds received from credit facilities	–	–	–	420	1.336	561

Repayment of credit facilities	–	–	–	(420)	1.343	(564)

Net repayment of credit facilities			–			(3)

Net (repayment of) proceeds received from short-term borrowings			(1,146)			30

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. The obligations of RCI under the US CP program are unsecured and guaranteed by RCCI, and rank equally in right of payment with all our senior notes and debentures. See “Financial Condition” for more information.

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See “Financial Risk Management” for more information.

Receivables securitization program

On December 23, 2020, we entered into a new receivables securitization program to replace our previous accounts receivable securitization program. The new program enables us to sell certain trade accounts receivable and financing receivables into the program, with the proceeds recorded in current liabilities as revolving floating rate loans of up to $1.2 billion, an increase from $1.05 billion in the previous program. Similar to the previous program, we will continue to service the receivables and they will continue to be recorded as accounts receivable or financing receivables, as applicable, on our Consolidated Statement of Financial Position.

The terms of our receivables securitization program are committed until its expiry on December 22, 2023. Initial funding of $650 million was available on December 23, 2020 and increased to a minimum of $800 million on January 25, 2021. The buyer’s interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

Long-term debt

Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	970	1.428	1,385	–	–	–

Credit facility repayments (US$)	(970)	1.406	(1,364)	–	–	–

Net borrowings under credit facilities			21			–

Senior note issuances (Cdn$)			1,500			1,000

Senior note issuances (US$)	750	1.359	1,019	2,250	1.326	2,984

Total senior note issuances			2,519			3,984

Senior note repayments (Cdn$)			–			(1,800)

Net issuance of senior notes			2,519			2,184

Net issuance of long-term debt			2,540			2,184

	Years ended December 31

(In millions of dollars)	2020	2019

Long-term debt net of transaction costs, beginning of year	15,967	14,290

Net issuance of long-term debt	2,540	2,184

Gain on foreign exchange	(297)	(458)

Deferred transaction costs incurred	(23)	(61)

Amortization of deferred transaction costs	14	12

Long-term debt net of transaction costs, end of year	18,201	15,967

The revolving credit facility is unsecured, guaranteed by RCCI, and ranks equally with all of our senior notes and debentures.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Issuance of senior notes and related debt derivatives

Below is a summary of the senior notes that we issued in 2019 and 2020. In 2020, the proceeds were used to repay outstanding US CP and bank credit facility borrowings, and for general corporate purposes. In 2019, the proceeds were used to purchase 600 MHz spectrum licenses, to repay senior notes maturing in 2019 and 2020, and for general corporate purposes.

(In millions of dollars, except interest rates and discounts)

Date issued	Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2020 issuances

March 31, 2020	1,500	2027	3.650%	99.511%	1,500	16

June 22, 2020	US 750	2022	USD LIBOR + 0.60%	100%	1,019	5

2019 issuances

April 30, 2019	US 1,250	2049	4.350%	99.667%	1,676	20

November 12, 2019	US 1,000	2049	3.700%	98.926%	1,308	25

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

The US dollar-denominated senior notes were issued pursuant to public offerings in the US. The Canadian dollar-denominated senior notes were issued pursuant to a public offering in Canada.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations on the senior notes to Canadian dollars at a fixed interest rate. See “Financial Risk Management” for more information.

The issued notes are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities.

Repayment of senior notes and related derivative settlements

We did not repay any senior notes or settle any related debt derivatives during 2020. Below is a summary of the repayment of our senior notes during 2019. There were no debt derivatives associated with the repayments.

(In millions of dollars)

Maturity date	Notional amount (Cdn$)

2019 repayments

March 2019	400

November 2019	500

September 2020, repaid November 2019	900

Total for 2019	1,800

Repurchase of Class B Non-Voting Shares

We did not repurchase any RCI Class B Non-Voting common shares (Class B Non-Voting Shares) in 2020. Last year, we repurchased for cancellation 9,887,357 Class B Non-Voting Shares under our NCIB programs for a total purchase price of $655 million. See “Financial Condition” for more information.

Dividends

In 2020, we declared and paid dividends on each of RCI’s outstanding Class A Shares and Class B Non-Voting Shares. We paid $1,011 million in cash dividends. See “Dividends and Share Information” for more information.

Shelf prospectuses

We have two shelf prospectuses that qualify the offering of debt securities from time to time. One shelf prospectus qualifies the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualifies the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). Both the Canadian Shelf and the US Shelf were set to expire in May 2020 and were renewed such that they now expire in May 2022. We have issued nil under the Canadian Shelf and an aggregate of US$750 million of securities under US Shelf.

FREE CASH FLOW

	Years ended December 31

(In millions of dollars)	2020	2019	% Chg

Adjusted EBITDA [1]	5,857	6,212	(6)

Deduct (add):

Capital expenditures [2]	2,312	2,807	(18)

Interest on borrowings, net of capitalized interest	761	727	5

Cash income taxes [3]	418	400	5

Free cash flow [1]	2,366	2,278	4

[1]

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[3]	Cash income taxes are net of refunds received.

The 4% increase in free cash flow this year was primarily a result of lower capital expenditures, partially offset by lower adjusted EBITDA, higher cash income taxes, and higher interest on borrowings.

58     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

FINANCIAL CONDITION

LIQUIDITY

Below is a summary of our total available liquidity under our bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2020 (In millions of dollars)
	Total available	Drawn	Letters of credit	US CP program [1]	Net available
Bank credit facilities:
Revolving	3,200	–	8	573	2,619
Outstanding letters of credit	101	–	101	–	–
Total bank credit facilities	3,301	–	109	573	2,619
Receivables securitization	1,200	650	–	–	550
Cash and cash equivalents	2,484	–	–		2,484
Total	6,985	650	109	573	5,653

As at December 31, 2019 (In millions of dollars)
	Total available	Drawn	Letters of credit	US CP program [1]	Net available
Bank credit facilities:
Revolving	3,200	–	8	1,593	1,599
Outstanding letters of credit	101	–	101	–	–
Total bank credit facilities	3,301	–	109	1,593	1,599
Receivables securitization	1,050	650	–	–	400
Cash and cash equivalents	494	–	–	–	494
Total	4,845	650	109	1,593	2,493

[1]	The US CP program amounts are gross of the discounts on issuance.

In addition to the noted sources of available liquidity, we held $1,535 million of marketable securities in publicly traded companies as at December 31, 2020 (2019 – $1,831 million).

Weighted average cost of borrowings

Our borrowings had a weighted average cost of 4.09% as at December 31, 2020 (2019 – 4.30%) and a weighted average term to maturity of 12.8 years (2019 – 14.1 years).

COVENANTS

The provisions of our $3.2 billion revolving bank credit facility described in “Sources and Uses of Cash” impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31, 2020 and 2019, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our debt agreements. Throughout 2020, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of S&P Global Ratings Services (S&P), Moody’s Investors Service (Moody’s), and Fitch Ratings (Fitch) to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI’s outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2020.

Issuance	S&P	Moody’s	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged for the year.
[2]	We have not sought a rating from Fitch for our short-term obligations.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and Fitch) or Aaa (Moody’s), representing the highest quality of securities rated, to D (S&P), Substantial Risk (Fitch), and C (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch) or Baa3 (Moody’s) to AAA (S&P and Fitch) or Aaa (Moody’s).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P), F1+ (Fitch), or P-1 (Moody’s), representing the highest quality of securities rated, to C (S&P and Fitch), and not prime (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), F3 (Fitch), or P-3 (Moody’s) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, and Moody’s are investment-grade ratings.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     59

MANAGEMENT’S DISCUSSION AND ANALYSIS

ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents.

(In millions of dollars, except ratios)	As at December 31	As at December 31
	2020	2019
Long-term debt [1]	18,373	16,130
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,101)	(1,414)
Short-term borrowings	1,221	2,238
Lease liabilities	1,835	1,725
Cash and cash equivalents	(2,484)	(494)
Adjusted net debt [3]	17,844	18,185
Divided by: trailing 12-month adjusted EBITDA [3]	5,857	6,212
Debt leverage ratio [3]	3.0	2.9

[1]

Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in “Non-GAAP Measures and Related Performance Measures” for the calculation of this amount.

[2]

For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]

Adjusted net debt and adjusted EBITDA are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the debt leverage ratio in which they are used.

In addition, as at December 31, 2020, we held $1,535 million of marketable securities in publicly traded companies (2019 – $1,831 million).

Our adjusted net debt decreased by $341 million from December 31, 2019 as a result of:

•	a decrease in short-term borrowings from repayments of US CP; and
•	an increase in our net cash position; partially offset by
•	an increase in long-term debt from senior note issuances.

See “Overview of Financial Position” for more information.

PENSION OBLIGATIONS

Our defined benefit pension plans had a net funding deficit of approximately $574 million as at December 31, 2020 (2019 – $451 million). During 2020, our net funding deficit increased by $123 million primarily as a result of a net increase in the plan obligations resulting from lower discount rates.

We made a total of $150 million (2019 – $179 million) of contributions to our funded defined benefit pension plans this year. We expect our total estimated funding requirements for our funded defined benefit pension plans to be $169 million in 2021 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See “Accounting Policies” for more information.

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives

Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities

Cross-currency interest rate exchange agreements Forward foreign exchange agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price on stock-based compensation expense	Total return swap agreements

We also manage our exposure to fluctuating interest rates and we have fixed the interest rate on 93.6% (2019 – 87.2%) of our debt, including short-term borrowings, as at December 31, 2020.

DEBT DERIVATIVES

We use cross-currency interest rate agreements and forward foreign exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US CP borrowings. We designate the debt derivatives related to our senior notes, debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

60     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Issuance of debt derivatives related to senior notes

		US$		Hedging effect

(In millions of dollars, except interest rates) Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676
November 12, 2019	1,000	2049	3.700%	3.996%	1,308

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Settlement of debt derivatives related to senior notes

We did not settle any debt derivatives related to senior notes during 2020.

As at December 31, 2020, we had US$9.1 billion of US dollar-denominated senior notes and debentures, all of which were hedged using debt derivatives.

	As at December 31
(In millions of dollars, except exchange rates, percentages, and years)	2020		2019
US dollar-denominated long-term debt [1]	US$	9,050	US$	8,300
Hedged with debt derivatives	US$	9,050	US$	8,300
Hedged exchange rate		1.2069		1.1932
Percent hedged [2]		100.0%		100.0%
Amount of borrowings at fixed rates [3]
Total borrowings		$18,994		$17,496
Total borrowings at fixed rates		$17,773		$15,254
Percent of borrowings at fixed rates		93.6%		87.2%
Weighted average interest rate on borrowings		4.09%		4.30%
Weighted average term to maturity		12.8 years		14.1 years

[1]	US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2]

Pursuant to the requirements for hedge accounting under IFRS 9, Financial instruments, as at December 31, 2020 and December 31, 2019, RCI accounted for 100% of its debt derivatives related to senior notes as hedges against designated US dollar-denominated debt. As a result, as at December 31, 2020 and 2019, 100% of our US dollar-denominated senior notes and debentures are hedged for accounting and economic purposes.

[3]	Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our US CP and receivables securitization programs.

Debt derivatives related to credit facilities and US CP

During the year, we entered into debt derivatives related to our credit facility and US CP borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility and commercial paper borrowings.

Below is a summary of the debt derivatives we entered and settled related to our credit facility borrowings and commercial paper program during 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	970	1.428	1,385	420	1.336	561
Debt derivatives settled	970	1.406	1,364	420	1.343	564
Net cash (paid) received			(21)			3

Commercial paper program
Debt derivatives entered	3,316	1.329	4,406	12,897	1.328	17,127
Debt derivatives settled	4,091	1.330	5,441	12,847	1.329	17,069
Net cash received (paid)			101			(13)

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Lease liabilities

Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities during 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	115	1.374	158	70	1.314	92

Debt derivatives settled	43	1.372	59	–	n/a	–

As at December 31, 2020, we had US$142 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2019 – US$70 million) with terms to maturity ranging from January 2021 to December 2023 (2019 – January 2020 to December 2022), at an average rate of $1.352/US$ (2019 – $1.318/US$).

See “Mark-to-market value” for more information about our debt derivatives.

EXPENDITURE DERIVATIVES

We use foreign currency derivative contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecast US dollar-denominated expenditures. Below is a summary of the expenditure derivatives we entered and settled to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2020			Year ended December 31, 2019

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	1,560	1.343	2,095	810	1.321	1,070

Expenditure derivatives settled	940	1.299	1,221	900	1.249	1,124

The expenditure derivatives noted above have been designated as hedges for accounting purposes.

As at December 31, 2020, we had US$1,590 million of expenditure derivatives outstanding (2019 – US$990 million), at an average rate of $1.342/US$ (2019 – $1.300/US$), with terms to maturity ranging from January 2021 to December 2022 (2019 – January 2020 to December 2021). As at December 31, 2020, our outstanding expenditure derivatives maturing in 2021 are hedged at an average exchange rate of $1.36/US$.

EQUITY DERIVATIVES

We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2020, we had equity derivatives for 4.6 million (2019 – 4.3 million) Class B Non-Voting Shares with a weighted average price of $51.82 (2019 – $51.76). These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

This year, we made net payments of $1 million to reset the weighted average price to $54.16 and reset the expiry dates to April 2021 (from April 2020) on 0.5 million equity derivatives.

During the year ended December 31, 2020, we entered into 0.3 million equity derivatives (2019 – nil) with a weighted average price of $56.08 (2019 – nil). During the year ended December 31, 2019, we settled 0.7 million equity derivatives at a weighted average price of $71.66 for net proceeds of $16 million.

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to March 2021 and April 2021.

62     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,550	1.0795	4,912	1,405
As liabilities	4,642	1.3359	6,201	(307)
Short-term debt derivatives not accounted for as hedges:
As liabilities	449	1.2995	583	(12)
Net mark-to-market debt derivative asset				1,086
Expenditure derivatives accounted for as cash flow hedges:
As liabilities	1,590	1.3421	2,134	(109)
Net mark-to-market expenditure derivative liability				(109)
Equity derivatives not accounted for as hedges:
As assets	–	–	238	34
Net mark-to-market asset				1,011

	As at December 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,800	1.1357	6,587	1,508
As liabilities	2,570	1.3263	3,409	(96)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,223	1.3227	1,618	(29)
Net mark-to-market debt derivative asset				1,383
Expenditure derivatives accounted for as cash flow hedges:
As assets	270	1.2391	335	16
As liabilities	720	1.3228	952	(15)
Net mark-to-market expenditure derivative asset				1
Equity derivatives not accounted for as hedges:
As assets	–	–	223	55
Net mark-to-market asset				1,439

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

Below is a summary of the dividends that have been declared and paid on RCI’s outstanding Class A Shares and Class B Non-Voting Shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
January 21, 2020	March 10, 2020	April 1, 2020	0.50	252
April 21, 2020	June 10, 2020	July 2, 2020	0.50	253
July 21, 2020	September 9, 2020	October 1, 2020	0.50	253
October 21, 2020	December 10, 2020	January 4, 2021	0.50	252

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 18, 2019	June 10, 2019	July 2, 2019	0.50	256
June 5, 2019	September 9, 2019	October 1, 2019	0.50	256
October 23, 2019	December 11, 2019	January 2, 2020	0.50	253

On January 27, 2021, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 1, 2021, to shareholders of record on March 10, 2021.

We currently expect that the remaining record and payment dates for the 2021 declaration of dividends will be as follows, subject to the declaration by the Board each quarter at its sole discretion:

Declaration date	Record date	Payment date

April 20, 2021	June 10, 2021	July 2, 2021

June 2, 2021	September 9, 2021	October 1, 2021

October 20, 2021	December 10, 2021	January 4, 2022

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     63

MANAGEMENT’S DISCUSSION AND ANALYSIS

NORMAL COURSE ISSUER BID

In April 2020, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program (2020 NCIB) that allows us to purchase, between April 24, 2020 and April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the 2020 NCIB for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us. We have not purchased any Class B Non-Voting Shares under the 2020 NCIB.

In April 2019, the TSX accepted a notice of our intention to commence a NCIB program (2019 NCIB) that allowed us to purchase, between April 24, 2019 and April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that could be purchased under the 2019 NCIB for an aggregate purchase price of $500 million. RCI security holders may obtain a copy of this notice, without charge, by contacting us.

In 2019, we purchased 9.9 million shares under our NCIB programs for $655 million. Pursuant to the 2019 NCIB, we repurchased for cancellation 7.7 million Class B Non-Voting Shares for $500 million, thereby purchasing the maximum allowed under the 2019 NCIB. In 2019, pursuant to the NCIB program we commenced in 2018, we repurchased for cancellation 2.2 million Class B Non-Voting Shares for $155 million.

OUTSTANDING COMMON SHARES

	As at December 31
	2020	2019
Common shares outstanding [1]
Class A Voting	111,154,811	111,154,811
Class B Non-Voting	393,770,507	393,770,507
Total common shares	504,925,318	504,925,318
Options to purchase Class B Non-Voting Shares
Outstanding options	4,726,634	3,154,795
Outstanding options exercisable	1,470,383	993,645

[1]

Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

As at February 28, 2021, 111,154,811 Class A Shares, 393,770,507 Class B Non-Voting Shares, and 4,705,342 options to purchase Class B Non-Voting Shares were outstanding.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31
(Number of shares in millions)	2020	2019
Basic weighted average number of shares outstanding	505	512
Diluted weighted average number of shares outstanding	506	513

64     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

Below is a summary of our obligations under firm contractual arrangements as at December 31, 2020. See notes 3, 21, and 27 to our 2020 Audited Consolidated Financial Statements for more information.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	1,221	–	–	–	1,221
Long-term debt [1]	1,450	3,274	1,490	12,159	18,373
Net interest payments	747	1,322	1,167	8,331	11,567
Lease liabilities	278	647	300	1,128	2,353
Debt derivative instruments [2]	5	(256)	46	(383)	(588)
Expenditure derivative instruments [2]	83	27	–	–	110
Player contracts [3]	73	87	–	–	160
Purchase obligations [4]	295	178	70	48	591
Property, plant and equipment	186	157	1	–	344
Intangible assets	30	–	–	–	30
Program rights [5]	626	1,198	1,078	316	3,218
Other long-term liabilities	–	14	2	6	22
Total	4,994	6,648	4,154	21,605	37,401

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[3]	Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[4]	Contractual obligations under service, product, and wireless device contracts to which we have committed.
[5]	Agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 27 to our 2020 Audited Consolidated Financial Statements.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Governance and Risk Management

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill confidence in our shareholders.

Voting control of Rogers Communications Inc. is held by a trust, the beneficiaries of which are members of the Rogers family. The trust holds voting control of RCI for the benefit of successive generations of the Rogers family via the trust’s ownership of 98% of the outstanding Class A Shares of RCI (2019 – 98%). The Rogers family are substantial stakeholders and owned approximately 29% of our equity as at December 31, 2020 (2019 – 29%) through its ownership of a combined total of 147 million (2019 – 147 million) Class A Shares and Class B Non-Voting Shares.

The Board is currently made up of four members of the Rogers family and another ten directors who bring a rich mix of experience as business leaders in North America. Each of our directors is firmly committed to effective governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

We have adopted many best practices for effective governance, including:

•	separation of the CEO and Chair roles;
•	an independent lead director;
•	formal corporate governance policies and charters;
•	a code of business conduct and whistleblower hotline;
•	director share ownership requirements;
•	Board and committee in camera discussions;
•	annual reviews of Board and Committee performance;
•	Audit and Risk Committee meetings with internal and external auditors;
•	an orientation program for new directors;
•	regular Board and committee education sessions;
•	committee authority to retain independent advisors; and
•	director material relationship standards.

Prior to John H. Clappison’s resignation from the Board effective January 28, 2021, a majority of our directors were independent, while currently half of our directors are independent. If all of the proposed directors are elected to the Board at the annual general shareholder meeting, half of the Board will continue to be comprised of independent directors. We are actively undertaking a search for an additional independent director to serve on the Board as soon as practicable. Following the identification and appointment of a suitable candidate, we expect to return to a majority independent board.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its eight standing committees to ensure proper oversight and accountability:

•

Audit and Risk Committee - reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures.

•

Corporate Governance Committee – assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.

•

Nominating Committee – identifies prospective candidates to serve on the Board. Nominated directors are either elected by shareholders at a meeting or appointed by the Board. The committee also recommends nominees for each Board committee, including each committee chair.

•

Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.

•

ESG Committee – assists the Board in fulfilling its oversight responsibilities of relevant environmental sustainability, social responsibility, and governance policies, strategies, and programs and the actions we can take to be a responsible corporate citizen.

•

Executive Committee – assists the Board in discharging its responsibilities between meetings, including acting in such areas as are specifically designated and authorized at a preceding Board meeting to consider matters that may arise from time to time.

•	Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
•	Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers on our Investor Relations website (investors.rogers.com), including:

•	a complete statement of our corporate governance practices;
•	our codes of conduct and ethics;
•	full Board committee charters;
•	director biographies; and
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

66     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

CORPORATE RESPONSIBILITY

At Rogers, being a good corporate citizen is at the very heart of our business. Corporate responsibility was important to our founder, Ted Rogers, and continues to be a core value embraced at Rogers today and an integral part of our long-term strategy. We are focused on growing in a socially and environmentally responsible manner through an environmental, social, and governance program, building on our reputation as a great Canadian company.

The material aspects of our corporate responsibility platform are grouped into six focus areas that are listed below, along with our approaches in addressing them:

EMPLOYEE EXPERIENCE

•

Employee engagement: The results of our annual employee survey show that employee engagement is stronger than ever at 87% across the company, up 2 points from last year, up 14 points since we started measuring in 2014, and 7 points above best-in-class.

•

Talent Management: It is our goal to invest in building the skills, capabilities, and careers of our people to support their success and to make Rogers the best place to work in Canada. It is important we live our values, develop our teams, and continue to support our employees on their career journeys. Our Chief Human Resources Officer (CHRO) oversees talent management, while the Human Resources Committee assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices.

•

Inclusion and Diversity: In November 2020, we launched an updated five-year Inclusion and Diversity strategy, built with feedback from our teams and an external race relations expert. Our strategy is grounded in concrete actions to drive progress for our equity-seeking customers, communities, and team members. Our strategy includes goals to (i) increase representation for women and people of colour, including specific goals for Black team members, at the executive level and (ii) increase overall representation for persons with disabilities, Indigenous peoples, and LGBTQ2S+. We aim to continue increasing feelings of inclusion, which are currently at 87% (up 3 points from last year) based on our teams’ feedback. Our ultimate goal is to create a culture of inclusion and belonging with the support of all our team members, our I&D Council, five Employee Resource Groups, the newly formed Black Leadership Council, and an accountable leadership team, to make Rogers a better place to work for our people and to deliver better as a business.

•

Safety and Well-being: We are on a dedicated journey to support our employees’ safety and well-being holistically, focusing on the whole employee, including their safety and physical and mental health at work and in their lives. Our top priority throughout the pandemic has been the safety and well-being of our team. To increase our support, we rolled out a new National Wellness Fund, giving employees and their families access to additional benefits like increased mental health coverage and virtual healthcare. We regularly host company-wide information sessions on the pandemic and bring in well-being experts to share their knowledge. We continuously share ongoing updates from our CHRO on our policies, safety procedures guided by Canada Public Health, and resources on mental health and well-being. We also implemented dedicated mental health and well-being campaigns to drive adoption of self-care and resilience. As a result of our efforts, our employee survey scores on Rogers well-being and work-life support are up 10 and 15 points, respectively, to 83% each.

•

We are also committed to providing and maintaining safe working environments for employees, volunteers, contractors, visitors, and members of the public who may be affected by our activity. We have a robust, risk-based safety management system that is focused on identifying our greatest safety risks, preventing injuries through multi-faceted programs, and auditing our performance to ensure continuous improvement over time. Our results show significant improvements in areas of focus and this approach will continue in years to come.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     67

MANAGEMENT’S DISCUSSION AND ANALYSIS

CUSTOMER EXPERIENCE

•

Customer Service and Transparency: We believe in putting customers first in everything we do to deliver the best experience, regardless of how customers choose to interact with us. This is a core pillar of our strategic priorities. We continue to focus on self-serve options for our customers and invest in training and tools for our customer-facing teams.

•

Network Leadership and Innovation: Innovation is part of our DNA, whether it is bringing new products or the latest network technologies to market. In 2020, we invested $2.3 billion in capital expenditures, with much of that investment going to our wireless and cable networks. We focus on core performance and reliability and invest in our wireless network to build and maintain our 5G network.

•

Product Responsibility: We have programs and policies in place to manage a range of product responsibility issues. For example, we have policies in place to comply with all relevant safety regulations and codes, we have programs and teams to manage and advise on our accessibility offerings, and we operate stewardship programs to manage the proper disposal and recycling of our used products, including Rogers Trade-Up and FidoTrade™.

•

Customer Privacy and Information Security: We actively work to improve transparency and we strive to be an industry leader in the privacy space. Our Privacy Policy outlines our responsibilities and practices regarding the protection of the personal information of our employees and customers. Our Chief Privacy Officer oversees our compliance with this policy and all applicable laws, and responds to requests from law enforcement for customer data.

COMMUNITY INVESTMENT

•

Community Giving: Giving back and supporting the communities where we live and work was especially important in 2020. In 2020, we provided over $75 million in cash and in-kind donations to support 1,500 organizations and causes.

•

Youth Education: We awarded 414 Ted Rogers Scholarships to help some of the brightest young leaders across the country succeed in their educational aspirations. We estimate BIPOC students represented 75% of the scholarships. In addition, we awarded 42 Ted Rogers Community Grants to assist youth organizations in their efforts to promote after school educational programming.

•

Community Support: We helped tackle food insecurity by supporting Food Banks Canada to distribute a total of 9 million meals across Canada; 8 million of those meals were packed by Rogers employee volunteers at the Rogers Centre and the other 1 million meals were distributed with the help of a Rogers financial donation that helped raise awareness of the need to fill shelves during the pandemic. We also supported 208 organizations (for example, Women’s Shelters Canada, Indigenous Women’s Shelters, and Big Brothers Big Sisters) with 2,600 free devices and wireless service plans.

•	Volunteering: As part of the 60,000 Hours Challenge, part of The 60 Project to mark our 60th anniversary in 2020, employee volunteers donated more than 50,000 hours across over 225 events in six months.
•

Digital Inclusion: A priority for us, digital inclusion is one of the best ways in which we can contribute to society. Our Connected for Success program provides low-cost broadband Internet to rent-subsidized tenants within partnered non-profit organizations and housing providers. Approximately 250,000 Canadian households are eligible for Internet access through the Connected for Success program, giving them the tools and resources needed to experience the benefits of connectivity. In addition, we provided wireless plans for over 30,000 Apple iPads to school boards in British Columbia, Alberta, Manitoba, and Ontario to assist with connecting families who previously did not have Internet connectivity.

ENVIRONMENTAL RESPONSIBILITY

•

Environmental Policy: We maintain a formal Environmental Policy that sets out how we conduct business in an environmentally responsible manner. Rogers also maintains an Environmental Management System, including 25 separate procedures to support our Environmental Policy and manage environmental risks across our operations.

•

Oversight: We have an Energy Executive Council and an Environmental Compliance Committee to manage and govern our energy utilization and environmental risks, respectively, supporting decision-making to advance our strategies and program effectiveness in both areas.

•

Energy Use and Climate Change: We recognize the implications of our energy use and the potential climate change impacts associated with increasing worldwide energy usage (such as droughts, water shortages and quality, extreme weather events, flooding, wildfires, social inequities etc.). We are committed to managing of our operations in order to reduce our impact on the environment, strive to ensure stakeholder satisfaction, and maintain investor confidence. Annually, we measure and disclose details on our energy use and greenhouse gas (GHG) emissions across our buildings and retail stores, cell transmission sites, power supply stations, data centres, fleet, employee travel and commuting, and the operations of the Toronto Blue Jays and Rogers Centre. We continue to invest in programs that reduce energy and associated GHG emissions, including LED lighting retrofits, cooling optimization strategies across our headends, and decommissioning equipment for better energy performance and space utilization. To drive continuous improvement in our performance, we also have targets to reduce our GHG emissions and energy use by 2025 based on 2011 levels.

•

Waste Reduction: Reducing the amount of waste we produce is another important way in which we manage our environmental footprint. To reduce and responsibly manage the waste we produce, we look for opportunities to avoid waste generation through collaboration with our supply chain, run programs to recycle and reuse end of life materials and equipment, and work to increase employees’ recycling behaviours through our “Get Up and Get Green” program.

68     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

ECONOMY AND SOCIETY

•

Economic Performance: We strive to offer innovative solutions for customers, create diverse and well-paying jobs, support small businesses, pay taxes to all levels of government, and deliver dividends to shareholders. In 2020, we directly contributed $12.9 billion to the Canadian economy and employed 23,500 team members across the country. Beyond these direct economic impacts, our performance produces indirect economic benefits, including locally procured goods and services and significant charitable donations.

•

Supply Chain Management: Suppliers are key to our success, which is why we ensure we have strong supplier selection processes and management, and conduct business with socially and environmentally responsible companies that share our values. We have strong, sound procurement processes and demand that our suppliers adhere to our Supplier Code of Conduct. This code sets out expectations for our suppliers in terms of ethical, social, labour, health and safety, and environmental behaviours. We continue to support inclusion and diversity in our communities through the development and implementation of our supplier diversity program and through collaboration with non-profit organizations.

GOOD GOVERNANCE

•

Governance and Ethics: We strive to uphold the highest standards of integrity, ethical behaviour, and good corporate citizenship, underpinned by guidelines and policies that govern the actions of our directors and employees and promote responsible conduct. See “Governance at Rogers” for more information.

See our annual Corporate Social Responsibility report on our website (about.rogers.com/responsibility) for more information about our social and environmental performance.

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance our business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all income and sales tax returns and payments on a timely basis. As a part of this process, we pursue open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty. We also engage with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

INCOME TAX PAYMENTS

Our total income tax expense of $580 million in 2020 is close to the expense computed on our accounting income at the statutory rate of 26.6%. Cash income tax payments totaled $418 million in 2020. The primary reason our cash income tax is lower than our income tax expense is a result of the significant capital investment we continue to make in our wireless and broadband telecommunications networks throughout Canada, as well as the required timing of payments. We expect a further approximately $300 million increase in our 2021 cash income tax, mostly within the first quarter, reflecting our final 2020 tax installment. The increase is primarily a result of the timing of revenue recognition under our device financing model. Similar to tax systems throughout the world, Canadian tax laws permit investments in such productivity-enhancing assets to be deducted for tax purposes more quickly than they are depreciated for financial statement purposes.

OTHER GOVERNMENT PAYMENTS

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to federal, provincial, and municipal governments, including:

•	various taxes on the salaries and wages we pay (payroll taxes) to approximately 23,500 employees;
•	property and business taxes;
•	unrecoverable sales taxes and custom duties; and
•	broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2020 was $1,105 million.

(In millions of dollars)	Income taxes	Unrecoverable sales taxes	Payroll taxes	Regulatory and spectrum fees [1]	Property and business taxes	Total taxes and other payments

Total payments	418	8	137	492	50	1,105

[1]	Includes an allocation of $252 million relating to the $3.3 billion, $24 million, and $1.7 billion we paid for the acquisition of spectrum licences in 2014, 2015, and 2019, respectively.

We also collected on behalf of the government $1,994 million in sales taxes on our products and services and $609 million in employee payroll taxes.

RISK MANAGEMENT

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization. As such, Rogers will knowingly take certain risks in order to generate earnings and encourage innovation that advance us as a customer-centric market leader. To maintain our reputation and trust, we will always work to ensure the impacts (financial, operational, strategic, regulatory, privacy, and cybersecurity) of our risk-taking activities are understood and are in line with our strategic objectives and company values.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     69

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the key risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:

•

the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;

•	the processes for identifying, assessing, and managing risks;
•

our exposure to major risks and trends and management’s implementation of risk policies and actions to monitor and control these exposures, including cybersecurity, privacy, technology, and environmental;

•	the implementation of new major systems and changes to existing major systems;
•	our business continuity and disaster recovery plans;
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
•	other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the “3 Lines of Defence” framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the key risks in meeting our corporate and business unit objectives, our risk appetite, and emerging risks. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. Business Continuity is a function within ERM which also assists the business in mitigating key risks. Specifically, the Business Continuity function oversees incident management and planning for various events to maintain customer service and operate our network in the event of threats and natural disasters. Such threats include cyberattacks or equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and political instability. Our ERM program also includes insurance coverage to address certain risks. Lastly, ERM works with Internal Audit to monitor the adequacy and effectiveness of controls to reduce risks to an acceptable level.

Annually, ERM carries out a strategic risk assessment. The assessment includes reviewing risk and audit reports and industry benchmarks and, conducting an annual risk survey of all senior leaders. Based on the survey results, ERM, in consultation with senior management, identifies the key risks to achieving our corporate objectives. ERM reports the results of the annual strategic risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board.

ERM also facilitates management’s completion of the financial statement fraud risk assessment to ensure there is no potential fraud or misstatement in our financial statements and disclosures and to assess whether controls are adequately designed and operating effectively.

Internal Audit is the third line of defence. Internal Audit evaluates the design and operational effectiveness of the governance program, internal controls, and risk management. Risks, controls, and mitigation plans identified through this process are incorporated into the annual Internal Audit plan.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with “About Forward-Looking Information”.

OUTBREAK OF COVID-19 AND RELATED PANDEMIC

On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic and we have closely monitored related developments. As COVID-19 continues to significantly impact the well-being of individuals and the Canadian and global economies, we have invoked our business continuity plans and implemented a specific response plan to continue providing our essential services and support to our customers and communities while safeguarding the health and safety of the public and our employees.

We are focused on operating and maintaining our wireless and cable networks, our media operations, and the key business operations required to ensure service continuity for customers. We have implemented work-from-home arrangements for employees while we review and follow directions from the government to ensure the safety of our team and implement necessary safeguards to accommodate a gradual approach in reopening our sites to employees.

Public and private sector regulations, policies, and other measures aimed at reducing the transmission of COVID-19 include the imposition of business closures, travel restrictions, the promotion of social distancing, and the adoption of work-from-home and online education by companies, schools, and institutions. These measures are impacting how customers use our networks, products, and services, the manner or extent to which we can offer certain products and services, and the ability of certain suppliers and vendors to provide products and services to us.

We maintained our programs to help employees manage through COVID-19 and provide support and services to our customers and

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audiences. After temporarily closing most of our retail locations nationally in March 2020, we continued a steady and phased approach to reopening our retail locations across Canada, following the public health guidelines of their respective provinces, and had reopened most of our retail stores as of December 31, 2020.

The full extent and impact of COVID-19 is unknown. Potential adverse impacts of the pandemic include, but are not limited to:

•

the risk of a material reduction in demand for our products and services due to businesses closing or downsizing, job losses and associated financial hardship, or, more generally, a declining level of retail activity, which may lead to a decline in revenue as a result of:

•	lower Wireless subscriber activity, including lower equipment revenue;
•	lower roaming and overage revenue as customers are unable or unwilling to travel and continue to stay home;
•	customers downgrading or cancelling their services;
•

the restriction of fan attendance at major sports league games, the potential suspension or shortening of future major sports league seasons due to a second wave of COVID-19, and the associated television programming; and

•	services temporarily provided to our customers at no cost, such as long distance calling, roaming, and free television channels;
•	an increase in delinquent or unpaid bills, which could lead to increased bad debt expense;
•	issues delivering certain products and services, or maintaining or upgrading our networks, due to store closures and supply chain disruptions; and
•	additional capital expenditures to maintain or expand our networks in order to accommodate substantially increased network usage.

While we expect certain cost savings to offset some of the lower revenue, such as lower equipment costs, we also cannot predict the extent to which they would be offset.

Although vaccines have started being administered to the public, the duration and potential outcomes of COVID-19 remain uncertain. The government has enforced measures throughout 2020 and into 2021 to slow the spread of COVID-19 that may have broader impacts on the Canadian and global economies or financial markets. We are unable at this time to predict the overall impact on our operations, liquidity, financial condition, or results; however, COVID-19 has had, and may continue to have, a material, adverse impact on our results. Any future epidemic, pandemic, or other public health crisis that occurs in the future may pose similar risks to us.

CYBERSECURITY

Our industry is vulnerable to cybersecurity risks that are growing in both frequency and complexity. Rogers, along with our suppliers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to proprietary or sensitive information, destruction or corruption of data, or operational disruption. A significant cyberattack against our, or our suppliers’, critical network infrastructure and supporting information systems could result in service disruptions, litigation, loss of customers, significant remediation costs, and reputational damage.

Management has committed to an information and cybersecurity program designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data, including personal information about our customers and employees. We rely on security awareness training, policies, procedures, and IT systems to protect this information. Success also depends on Rogers continuing to monitor these risks, leveraging external threat intelligence, internal monitoring, reviewing best practices, and implementing controls as required to mitigate them. We have insurance coverage against certain damages related to cybersecurity breaches, intrusions, and attacks, amongst other things.

External threats to the network and our business generally are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect our customer service or our financial results.

PRIVACY

In the evolving digital world, privacy and how organizations are handling personal information is becoming an increasing priority for consumers. Ensuring appropriate governance over this data has become even more critical. As the move to digital transactions has been accelerated by COVID-19, companies continue to gain greater amounts of data on our customers and employees. The nature of the products and services we offer our customers means we are entrusted with a significant amount of personal information. This means that ensuring there are appropriate safeguards and privacy protections in place is a priority for us. We are the stewards of this data and this responsibility is of the utmost importance to us.

Against this backdrop, the Federal Government introduced Bill C-11, the Digital Charter Implementation Act, 2020, which introduces two new federal private sector privacy acts that are the most significant reforms to Canada’s privacy legislation since the Personal Information Protection and Electronic Documents Act (PIPEDA) was first introduced. Bill C-11 introduced the Consumer Privacy Protection Act (CPPA) and the Personal Information and Data Protection Tribunal Act. These acts, if passed, would offer new consumer rights and protections, along with a strong enforcement model.

TECHNOLOGY

New technologies

Our network plans assume the availability of new technology for both wireless and wireline networks, including 5G technology in the wireless industry and future DOCSIS enhancements in the wireline industry. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required. In 2020, Rogers was the first to launch 5G and had the largest 5G network in Canada.

As new technologies become available, we expect a substantial portion of our future revenue growth may come from new and advanced services, and companies such as Rogers will need to continue to invest significant capital resources to develop our networks and implement in an agile framework to meet customers and business timelines. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer

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MANAGEMENT’S DISCUSSION AND ANALYSIS

or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a material adverse effect on our business, results of operations, and financial condition.

Several technologies have affected the way our services are delivered, including:

•	broadband;
•	IP-based voice, data, and video delivery services;
•	increased use of optical fibre technologies to businesses and residences;
•	broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access; and
•	applications and services using cloud-based technology, independent of carrier or physical connectivity.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of these technologies have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger, have greater access to financial resources, and have fewer regulatory restrictions than Rogers. Additional competitors with advances in technology, such as high-speed Internet service from low Earth orbit satellite operators like Starlink, may soon enter the Canadian market and could potentially have a material adverse impact on our operations and results.

The continued emergence and growth of subscriber-based satellite and digital radio products could affect AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

Reliance on technology

Our technologies, processes, and systems are operationally complex and increasingly interconnected. Further, our businesses depend on IT systems for day-to-day operations and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems experience disruptions or failures, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have an adverse impact on our results and financial position.

Impact of failures on customer service

Customers have high expectations of reliable and consistent performance of our networks. Failure to maintain high service levels and to effectively manage network traffic could have an impact on the customer experience, potentially resulting in an increase in customer churn. Due to the increased demand and traffic on our Internet and wireless networks, there could be capacity and congestion pressures. If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have an adverse effect on our results and our financial position.

We work to protect our networks and our service from the impact of natural disasters and major weather events such as ice storms, wind storms, forest fires, flooding, earthquakes, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages and that such outages would not affect our results. Service disruptions or outages could also affect our operations if not quickly resolved, potentially causing a risk of billing delays or errors. If we fail to have appropriate response strategies and protocols in place to handle service outages in the face of these types of events, they could have an impact on our revenue and our customer experience. Recovering from these disasters could require significant resources and remediation costs, which are difficult to estimate.

COMPETITIVE INTENSITY

Competitive behaviour and market dynamics are continuously changing in our fast-paced industry. There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets in which we operate, or introduce competing services. The federal government also continues to promote competition and affordability, and is committed to universal high-speed Internet for every Canadian by 2030. Any of these factors could increase churn or reduce our business market share or revenue.

The strategic offering of unlimited wireless plans continues to offer greater value to our customers and has helped us take a significant step towards simplifying our products and services. However, depending on economic conditions and the response from our competitors and/or current and potential customers, we may need to extend lower wireless pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Global technology giants continue to ramp up content spending into new markets such as sports media, resulting in increased competition for our Media and Cable business segments. This may result in an increase in subscriber churn as customers now have additional choices of supplementary sources of media content.

In addition, competition is increasing for content programming rights from both traditional linear television broadcasters and online competitors. Online providers are moving towards self-made, self-hosted exclusive content, and may compete for rights more aggressively than expected, such that traditional broadcasters may not gain access to desirable programming. Overall increased competition for content will likely increase costs of programming rights. As broadcasters and distributors sign longer-term agreements to secure programming rights, this could affect the availability of desirable programming rights and result in lower revenue due to a lack of access to these rights. Lower revenue in turn could adversely affect the operating results of our business if we are unable to recover programming investments through advertising revenue and subscription fee increases that reflect the market.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

Continued deployments of fibre networks by competitors may lead to an increase in the reach, speed, and stability of their wireline-related services. This could result in an increase in churn pertaining to our wireline business segment services.

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Improvements in the quality of streaming video over the Internet, coupled with increasing availability of television shows and movies online through OTT content providers, has resulted in competition for viewership and increased competition for Canadian cable television service providers. As a result, we have noticed an increase in cord cutting and cord shaving as consumers continue to withdraw from traditional cable services. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, as the technology for wireless Internet continues to develop, it is, in some instances, replacing traditional wireline Internet.

REGULATORY RISKS

Changes in government regulations

Substantially all of our business activities are regulated by ISED Canada and/or the CRTC. Any regulatory changes or decisions could adversely affect our consolidated results of operations. The most significant outstanding regulatory proceedings to our business are:

•	the ongoing review of wholesale Internet costing and pricing (see “Regulation In Our Industry” and “Litigation Risks”);
•	the potential expansion of the MVNO regime (see “Regulation In Our Industry”); and
•	the ongoing objective to reduce the average cost of cellular phone bills by 25% (see “Wireless pricing and operating structure” below).

Regulatory changes or decisions made by these regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licensing and related fees, competition, the cable television programming services we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our networks by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licensing conditions and related fees may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our cable, wireless, and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

Wireless pricing and operating structure

Implementation of the objective in the Minister for Innovation, Science and Industry’s mandate letter to use all available instruments, including the advancement of the 2019 Telecom Policy Directive, to reduce the average cost of cellular phone bills in Canada by 25%, could negatively impact wireless and Internet plan pricing. The Minister is to work with telecom companies to achieve this objective and to expand MVNOs in the market. The mandate letter further states that if this price target is not achieved within two years, the Minister can expand MVNO qualifying rules and the CRTC mandate on affordable pricing. Any adverse decision in these areas, or other regulatory burdens implemented by the government, could have a material, adverse effect on our financial results and future investments.

Spectrum

Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, whether due to the government providing favourable spectrum auctions for regional carriers through set asides and lower rates or otherwise, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds our customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures.

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

Radio frequency emissions

From time to time, media and other reports have highlighted alleged links between radio frequency emissions from wireless devices (including new 5G technology) and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless devices or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless devices. We cannot predict the nature or extent of any restrictions.

Obtaining access to support structures and municipal rights of way

To build and support the rollout of 5G, and to continue upgrading our cable network, we must continue to have access to support structures and municipal rights of way to install equipment on municipal poles and buildings, and on First Nations land. We can apply to the CRTC to obtain a right of access under the Telecommunications Act in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase our costs and adversely affect our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of hydroelectric companies. As a result, we normally obtain access under terms established by the provincial utility boards.

On October 30, 2020, the CRTC launched consultations regarding “potential regulatory measures to make access to poles owned by Canadian carriers more efficient”. The CRTC expressed concerns that untimely and costly access to poles owned by Canadian carriers has negative impacts on the deployment of efficient broadband-capable networks, particularly in areas of Canada with limited or no access to such networks. Therefore, the CRTC initiated a proceeding to identify and implement regulatory measures that will make access to such poles more efficient. We are actively participating in the process.

CUSTOMER EXPERIENCE

Creating best-in-class customer experiences is an important strategic priority for us, as we understand that great customer experience is key to our long-term success. Our customers’ loyalty and their likelihood to recommend Rogers are both dependent upon our ability to provide a service experience that meets or exceeds their expectations. We handle many customer interactions annually, ranging from potential new customers making in-store purchases to existing customers calling for technical support and everything in between. We understand that every time a customer uses one of our services, such as making a call on their wireless device, browsing the Internet or watching their favourite show using their Internet or television services, or listening to one of our radio stations, their experience affects all future interactions with the Rogers brand. If our products do not deliver the usage experience our customers expect from us, and if we do not have clear, simple, and fair interactions with our customers, it could cause confusion and frustrate our customers. This could result in the potential for lost sales opportunities and increased churn, both of which could have negative effects on our reputation, results of operations, and financial condition.

RESULTS PERFORMANCE

One of our strategic priorities is to drive profitable growth in all markets we serve. This means we will focus on core growth drivers in each of our businesses, including increasing subscribers and reducing churn, expanding products in our enterprise business, and stabilizing our Media performance. At the same time, our goal is to continue to develop strong capabilities in cost management to support investments that will fuel our future. If we are not successful in achieving these goals, as a result of economic conditions or the competitive landscape, this could negatively impact confidence with investors and external stakeholders, and ultimately our stock price.

TALENT ACQUISITION AND RETENTION

A significant transformation is underway in our industry, and as competition for talent increases, our success is highly dependent on our ability to attract and retain a high-performing, diverse, and engaged workforce, including in key growth areas, such as the network, IT, and digital fields. Our focus must be on providing career and development opportunities, competitive compensation and benefits, fostering an inclusive and diverse workplace, and a great employee experience. Failure to maintain and achieve this focus, and changes to our workforce as a result of factors such as turnover and restructuring, failing to develop internal succession, cost reduction initiatives, ongoing union negotiations, or other events, could have an adverse effect on the customer experience, and as a result our revenue and profitability.

RELIANCE ON THIRD PARTIES

We have outsourcing, managed service, and supplier arrangements with third parties to provide certain essential components of our business operations to our employees and customers. These include, but are not limited to, certain critical infrastructure components and devices; facilities or property management functions; contact centre support; installation and service technicians; network and IT functions; and invoice printing. Some of these essential suppliers are relatively small in number and we have limited operational or financial control over them. If interruptions in these services or at these suppliers occur, it could adversely affect our ability to service our customers. Additionally, in the course of fulfilling service arrangements, third-party service providers must ensure our information is appropriately protected and safeguarded. Failure to do so may affect Rogers through increased regulatory risk, reputational damage, and damage to the customer experience.

FINANCIAL RISKS

Capital commitments, liquidity, debt, and interest payments

Our capital commitments and financing obligations could have important consequences, including:

•

requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal amounts, and dividends, which reduces funds available for other business purposes, including other financial operations;

•	making us more vulnerable to adverse economic and industry conditions;
•	limiting our flexibility in planning for, and reacting to, changes in our business and industry;
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
•	restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet our obligations or to successfully execute our business strategy.

Credit ratings

Credit ratings provide an independent measure of credit quality of a securities issuer and can affect our ability to obtain short- and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

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Capital markets

External capital market conditions could affect our ability to make strategic investments and meet ongoing capital funding requirements. Risk factors include a reduction in lending activity, disruptions in capital markets, and regulatory requirements for an increase in bank capitalization, which could either reduce the availability, or increase the cost of capital.

Income taxes and other taxes

We collect, pay, and accrue significant amounts of income and other taxes, such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred and current income tax liabilities and expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and other taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and expense, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

OTHER RISKS

Economic conditions

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity, and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

Strategy and business plans

Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a material adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a material adverse effect on our business, results of operations, and financial condition.

Our products, services, and networks, in particular Connected Home, rely, in part, on certain vendors. Should our vendors not deliver solutions that operate as intended, our business and financial results could be adversely affected. This may result in subscriber losses, lower revenue, and unfavourable customer satisfaction.

Monitoring and controlling fraudulent activities

As a large company with tens of thousands of employees and a range of desirable and valuable products and services, fraud prevention requires a disciplined program covering governance, exposure identification and assessment, prevention, detection, and reporting. This program must consider corruption and misappropriation of assets by employees and/or external parties. Fraud events can result in financial loss and brand degradation. In addition to unauthorized access to digital boxes and Internet modems, a sample of potential examples of fraud relevant to us include (i) inappropriate use of our cable or wireless networks, (ii) subscription fraud and fraudulent account takeovers for purpose of hardware theft or SIM swapping, (iii) intentional manipulation of financial statements by employees and/or external parties, and (iv) copyright theft and other forms of unauthorized use that undermine the exclusivity of our content offerings.

Unauthorized access to digital boxes or Internet modems

With a significant number of Canadians purchasing illegal pre-loaded set-top boxes and illegally streaming our television products, cord-shaving, cord-cutting and customer churn rates could increase. To address this, we use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access with our encryption technology, and subscriptions to digital programming, including premium video-on-demand and subscription video-on-demand, this could result in a decline in our Cable revenue.

Legal and ethical compliance

We rely on our employees, officers, Board, suppliers, and other business partners to behave consistently with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery laws and regulations. Situations where individuals or others, whether inadvertently or intentionally, do not adhere to our policies, applicable laws and regulations, or contractual obligations may expose us to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts. This may have an adverse effect on our results, financial position, reputation, and brand.

Acquisitions, divestitures, or investments

Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

Decline of television subscribers in Canada (cord-cutting and cord-shaving)

The number of households that subscribe to television service in Canada continues to decline. Other video offerings available to consumers (for example, direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

Migrating from conventional to digital media

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks, such as Citytv and OMNI, which do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

Our market position in radio and television

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Our radio and television properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings data generated by industry associations and agencies. If our radio and television ratings decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

Climate change

Climate change is an increasingly important consideration in all businesses, including the telecommunications business. Failure of climate change mitigation and adaptation efforts could affect our business through potential disruption of our operations or supply chains, damage to our infrastructure, and the effects on the communities we serve.

Climate change and the environment are drawing more attention through evolving public interest. Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. Such laws and regulations impose requirements with respect to matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, or damage to our reputation or brand.

Controlling shareholder ownership risk

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, several of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2020, private Rogers family holding companies controlled by the Trust owned approximately 98% of our outstanding Class A Shares (2019 – 98%) and approximately 10% of our Class B Non-Voting Shares (2019 – 10%), or in total approximately 29% of the total shares outstanding (2019 – 29%). Only Class A Shares carry the right to vote in most circumstances. As a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to a shareholder vote.

LITIGATION RISKS

Wholesale Internet costing and pricing

On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers’ wholesale high-speed access services, including Rogers’ third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020. On September 10, 2020, the Court dismissed the Cable Carrier’s appeal and simultaneously vacated the interlocutory Stay previously granted. On September 28, 2020, the CRTC issued a Stay of Order 2019-288 (CRTC Stay) pending review of the appropriateness of the rates established in the Order. On November 12, 2020, the Cable Carriers filed a motion for Leave to Appeal the Court’s decision with the Supreme Court of Canada. The Supreme Court of Canada dismissed the request for Leave on February 25, 2021 without reasons.

Due to the CRTC Stay, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC’s order as drafted would have

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resulted in a refund of amounts previously billed to the resellers of approximately $210 million, representing the impact on a retroactive basis from March 31, 2016 to December 31, 2020. We estimate the ongoing impact would be between $10 and $15 million per quarter.

System access fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2020, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2020, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. This report is included in our 2020 Audited Consolidated Financial Statements filed on SEDAR (sedar.com).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There have been no changes in 2020 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulation In Our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	ISED Canada on behalf of the Minister of Innovation, Science and Industry; and
•	the CRTC, under the Telecommunications Act and the Broadcasting Act.

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing;
•	competition;
•	the cable television programming services we must, and can, distribute;
•	wireless and wireline interconnection agreements;
•	rates we can charge third parties for access to our network;
•	the resale of services on our networks;
•	roaming on our networks and the networks of others;
•	ownership and operation of our communications systems; and
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties, including the loss of a licence in extreme cases.

Cable, wireless, and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. Our Canadian broadcasting operations – including our cable television systems, radio and television stations, and specialty services – are licensed (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations; and
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not currently subject to price regulation, other than our affordable entry-level basic cable television service ordered by the CRTC and introduced in 2016, as the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users and has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

ISED Canada sets technical standards for telecommunications under the Radiocommunication Act (Canada) (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:

•	the technical aspects of the operation of radio and television stations;
•	the frequency-related operations of cable television networks; and
•	spectrum for wireless communications systems in Canada.

ROYALTIES

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television, and specialty services, pay to copyright collectives.

BILLING AND CONTRACTS

Manitoba, Newfoundland and Labrador, Ontario, and Quebec have enacted consumer protection legislation for wireless, wireline, and Internet service contracts. This legislation addresses the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits, the cancellation and renewal rights of customers, the sale of prepaid cards, and the disclosure of related costs. Rogers is also currently subject to the CRTC Wireless Code, the CRTC Television Service Provider Code of Conduct that became effective on September 1, 2017, and the CRTC Internet Code that became effective on January 31, 2020. See “CRTC Wireless Code” and “CRTC Internet Code” for more information.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the board of directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

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Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CRTC REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

After an extensive proceeding examining which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians, the CRTC released Telecom Regulatory Policy CRTC 2016-496, Modern telecommunications services – The path forward for Canada’s digital economy, on December 21, 2016.

The CRTC set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To measure the successful achievement of this objective, the CRTC has established several criteria, including:

•

90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and

•	the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

To help attain the universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. As such, the following services that form part of the universal service objective are considered basic telecommunications services within the meaning of subsection 46.5(1) of the Telecommunications Act:

•	fixed and mobile wireless broadband Internet access services; and
•	fixed and mobile wireless voice services.

To assist in extending broadband into under-served rural and remote locations, the CRTC stated that it would establish a new broadband fund to which all entities providing Internet services in Canada must contribute. The specifics of the fund, including guiding principles, fund design, and assessment criteria, were established in Telecom Regulatory Policy CRTC 2018-377, Development of the Commission’s Broadband Fund, released on September 27, 2018. Two calls for applications occurred in 2019. 2020 marks the first year of payments into the fund, with a maximum funding level of $100 million in the first year of implementation. This level will increase by $25 million annually over the following four years to reach an annual cap of $200 million, with the incremental increases in years four and five contingent on a review of the fund in the third year to ensure it is being managed efficiently and is achieving its intended purpose.

A percent of revenue levy has been applied on wireline and wireless voice revenues since 2000 to support providing voice service to designated high-cost local voice serving area and to provide a national video relay service (VRS). In 2019, a 0.52% levy on wireline and wireless voice revenues generated $94.2 million in subsidies. The voice service subsidy component is declining year-over-year because in Telecom Regulatory Policy CRTC 2018-213, Phase-out of the local voice service subsidy regime, the CRTC determined that the current $115 million local service subsidy for incumbent local telephone company high-cost serving areas would be phased out in six equal increments between 2019 and 2021 such that the voice subsidy will be eliminated by the end of 2021.

For 2020, the $100 million funding requirements of the Broadband Fund will be added to the voice and VRS requirements, resulting in an increased projected subsidy requirement of $170.7 million per Telecom Decision CRTC 2019-395, Final 2019 revenue-percent charge and related matters, released on December 4, 2019. The percent of revenue levy currently applied to wireline and wireless voice revenues will be extended to also apply to Internet and texting revenue and is set for 2020 on an interim basis at 0.45% on this expanded revenue base, subject to finalization based on actual revenues in late 2020.

CANADA’S ANTI-SPAM LEGISLATION

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014. Sections of such legislation related to the unsolicited installation of computer programs or software came into force on January 15, 2015. A private right of action that was to come into place under the legislation effective July 1, 2017 was deferred. We believe we are in compliance with this legislation.

MANDATORY NOTIFICATION OF PRIVACY BREACHES

On June 18, 2015, Bill S-4 – the Digital Privacy Act was passed into law. It made several amendments to PIPEDA, including the introduction of mandatory breach notification rules that came into force on November 1, 2018. Businesses must now notify impacted individuals and the federal Privacy Commissioner of a privacy breach where it is reasonable to believe the breach creates a real risk of significant harm to the individual. Notification must be completed as soon as feasible after it is determined a breach occurred. Businesses must also keep records of breaches and provide these records to the Privacy Commissioner upon request. The Privacy Commissioner may also launch an investigation or audit based on the information contained in the breach report. Failure to provide notification or maintain records could result in fines up to $100,000 per violation. In late 2019, the Privacy Commissioner conducted a review of breach reporting among seven telecommunications services providers, issuing a report with recommendations for best practices for industry.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

GOVERNMENT OF CANADA REVIEW OF TELECOMMUNICATIONS AND BROADCASTING ACTS

On November 17, 2020, ISED Canada Minister Bains introduced Bill C-11, the Digital Charter Implementation Act, 2020, which introduces two new federal private sector privacy acts, the CPPA and the Personal Information and Data Protection Tribunal Act. These acts are the most significant reforms to Canada’s privacy legislation and if passed will offer new consumer rights and protections and introduce a strong enforcement model. PIPEDA will be separated, with the Electronic Documents Act standing alone and the remainder being replaced by the CPPA.

In addition to new consumer rights, such as the right to withdraw consent, the right for data deletion or destruction, and the right for data mobility when leaving one service provider for another, the most significant change is the introduction of the new enhanced powers for the Office of the Privacy Commissioner of Canada (OPC). Under the CPPA, the OPC will be able to recommend monetary penalties for non-compliance. At their highest, penalties can be the greater of 5% of gross global revenue or $25 million. The Bill is at second reading and has not been studied by committee yet.

GOVERNMENT OF CANADA TABLING OF AMENDMENTS TO THE BROADCASTING ACTS

On October 30, 2020, based on the feedback provided by the Broadcasting and Telecommunications Legislative Review Panel, the Federal Government tabled Bill C-10, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts. The purported goal of Bill C-10 is to support Canada’s cultural policy objectives of producing Canadian stories in the midst of a changing broadcasting landscape. The main amendments would subject online streaming services to CRTC regulation as well as give administrative monetary penalty powers to the CRTC in order to enforce the new and existing requirements. The CRTC will decide how the new regulatory regime is to be implemented subject to the guidance that would be provided by the Government in a policy direction to be issued when (and if) the Bill is passed.

WIRELESS

3500 AND 3800 MHZ SPECTRUM LICENCE BANDS

In December 2014, ISED Canada released its policy changes to the 3500 MHz spectrum band. The 3500 MHz band will be reallocated for mobile services (it is currently only licensed for fixed wireless access in Canada). The band will eventually be relicensed on a flexible-use basis whereby licensees will be permitted to determine the extent to which they will implement fixed and/or mobile services in the band in a given geographic area.

On June 6, 2018, ISED Canada released its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The 3500 MHz band is viewed as key spectrum to support 5G technologies. In its consultation documents, ISED Canada proposed two options for claw back of existing spectrum licences.

Rogers and others filed their comments on the consultation document on July 12, 2018. Reply comments were filed on August 10, 2018. In its Spectrum Outlook 2018 to 2022, also released on June 6, 2018, ISED Canada anticipated that 3500 MHz spectrum would be released for flexible use in late 2020 following an auction in 2020.

On June 6, 2019, ISED Canada released its Decision on its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The Decision determined that ISED Canada will issue flexible use licences in a 200 MHz frequency range from 3450-3650 MHz. Existing wireless licensees in this range that meet all of their conditions of licence will be eligible to be issued flexible use licences covering the same geographic area for the following spectrum amounts:

•	any licensee that holds 75 MHz of existing spectrum or more will be eligible to apply for 60 MHz;
•	any licensee that holds 50 MHz of existing spectrum will be eligible to apply for 50 MHz; and
•	all other licensees will be eligible to apply for 20 MHz.

Rogers and Bell previously held 3500 MHz spectrum licences across the country in Inukshuk, a partnership between the two companies. Inukshuk held between 100-175 MHz of 3500 MHz spectrum in most major urban markets in Canada. Because Inukshuk held 75 or more MHz of 3500 MHz spectrum in each of the top 10 service areas in Canada by population, it was eligible to retain 60 MHz in those areas. As of September 25, 2020 Rogers and Bell unwound Inukshuk and transferred to each partner 50% of Inukshuk’s 3500 MHz holdings. As such, in accordance with the Decision and the transfer, Rogers in effect, will retain 30 MHz of 3500 MHz spectrum licences for re-designation to flexible use licences in each of the top 10 service areas in Canada by population.

ISED Canada will only begin issuing flexible use licences in the 3500 MHz band after the conclusion of the auction process. On March 5, 2020, ISED Canada released its Policy and Licensing Framework for Spectrum in the 3500 MHz Band following the consultation, establishing the rules and timelines for the 3500 MHz spectrum licence auction. The framework set aside up to 50 MHz of the spectrum available for auction (i.e. after existing holders’ retained spectrum is deducted from the 200 MHz in the band) for carriers other than the three national carriers, Rogers, Bell, and Telus. The auction will commence on June 15, 2021.

The Decision further announced that ISED Canada will launch a future consultation to address potential changes to the spectrum utilization policy, band plans, and the technical and policy considerations to optimize the use of the 3700-4200 MHz bands in support of a future spectrum release currently planned to take place in 2022 to support 5G wireless technologies deployment. This proceeding, Consultation on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band, was launched in August 2020 with initial submissions filed on October 26, 2020 and reply comments filed on November 30, 2020. It will establish the guidelines for the allocation of frequencies between 3650 MHz and 4200 MHz. A decision is expected in 2021.

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WHOLESALE DOMESTIC WIRELESS ROAMING RATES TERMS & CONDITIONS AND RATES

On May 5, 2015, the CRTC released Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services. The CRTC determined it is necessary to regulate the rates that Rogers and two of its competitors (Bell and Telus) charge other Canadian wireless carriers for domestic GSM-based wholesale roaming. Pending its final determination on the proposed tariffs, the CRTC approved, on an interim basis, a maximum rate for each of GSM-based voice, text, and data wholesale roaming provided by Bell, Rogers, and Telus across their respective networks to other Canadian wireless carriers. These rates were replaced when the CRTC gave interim approval to the proposed cost-based tariffs filed by the carriers on December 3, 2015 and made these interim rates effective November 23, 2015. The CRTC process to establish final rates extended into 2018.

The CRTC further determined that it is not appropriate to mandate wholesale MVNO access.

Finally, the CRTC determined that the regulatory measures established in the decision would remain in place for a minimum of five years, during which time the CRTC will monitor competitive conditions in the mobile wireless market.

On March 22, 2018, the CRTC released Telecom Order 2018-99, Wholesale mobile wireless roaming service tariffs – Final rates, establishing the final wholesale tariffs that Rogers, Bell, and Telus may charge any of the non-national carriers for roaming. The final rates were made retroactive to May 5, 2015. This decision did not have a material impact on our financial results.

On July 20, 2017, prompted by Order in Council P.C. 2017-0557, the CRTC initiated a proceeding (Telecom Notice of Consultation CRTC 2017-259, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service) to reconsider its earlier decision maintaining the integrity of domestic roaming agreements and instead consider expanding the scope of the wholesale roaming regime to explore innovative business models and technological solutions that could result in more meaningful choices for Canadian consumers, especially those with low incomes. The specific issue was to reconsider the exclusion of public WiFi networks from the definition of “home network” that disqualifies such networks from roaming rights.

On March 22, 2018, the CRTC released Telecom Decision 2018-97, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service. The CRTC maintained its policy of facilities-based competition, while confirming its original decision in Telecom Decision 2017-56, Wholesale mobile wireless roaming service tariffs – Final terms and conditions, to exclude public WiFi networks from the definition of “home network” and not mandate wholesale access to wireless networks. The CRTC also announced that the five-year review of the wireless wholesale regime established in Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, would start by March 2019. The CRTC further initiated a new public proceeding (Telecom Notice of Consultation 2018-98, Lower-cost data-only plans for mobile wireless services), requiring Rogers, Bell, and Telus to file proposed lower-cost data-only plans.

On December 17, 2018, in Telecom Decision CRTC 2018-475, Lower-cost data-only plans for mobile wireless services, the CRTC approved the plans proposed by Rogers, Bell, and Telus, stating that the introduction of these lower-cost data-only plans will assist in addressing a previously identified gap in the market by bringing a variety of new plans to the market within 90 days that were not previously available, with a mix of prices and data capacities, on both a prepaid and postpaid basis, and on both the 3G and LTE networks. Rogers introduced its plans in March 2019.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

•

ISED Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and

•

licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made.

CRTC WIRELESS CODE OF CONDUCT

In June 2013, the CRTC issued its Wireless Code of Conduct (Wireless Code) that came into effect in December 2013. The Wireless Code imposes several obligations on wireless carriers, including maximum contract term length, roaming bill caps, device unlocking requirements, and contract summaries. It also lays out the rules for device subsidies and early cancellation fees. Under the Wireless Code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which decreases by an equal amount every month over no more than 24 months.

On June 15, 2017, the CRTC released its decision on the three-year review of the Wireless Code (Telecom Regulatory Policy CRTC 2017-200, Review of the Wireless Code). The CRTC determined that as of December 1, 2017, all individual and small business wireless service customers will have the right to have their cellular phones and other mobile devices unlocked, free of charge, upon request. In addition, all newly purchased devices must be provided unlocked from that day forward. The CRTC also determined that for family or shared plans (multi-line plans), the account holder must, by default, be the one who consents to data overage and data roaming charges beyond the established caps ($50 and $100 per month, respectively). Wireless service providers may, however, allow account holders to authorize other users on a family or shared plan to consent to additional charges. The CRTC also made clear that in all instances, the caps apply on a per account basis, regardless of the number of devices, for multi-line plans and individual lines on the account.

In July 2019, Rogers introduced wireless device financing agreements with both 24- and 36-month terms. On August 30, 2019, the CRTC initiated Telecom Notice of Consultation CRTC 2019-309, Show cause proceeding and call for comments – The

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Wireless Code – Device financing plans, to consider whether device financing plans, including those with terms longer than 24 months, are compliant with the Wireless Code. We voluntarily ceased offering device financing. arrangements with terms greater than 24 months at that time. Final reply submissions were filed on October 29, 2019. On March 4, 2021, the CRTC released Telecom Decision CRTC 2021-98, Wireless Code - Application to device financing plans, confirming that the Wireless Code does apply to device financing plans sold with a wireless service plan and that device financing plans must comply with all relevant protections of the Wireless Code. The CRTC also established that device financing plans are similar to device subsidies when determining early cancellation fees under the Wireless Code

TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

•	all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
•	the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, released in May 2015, the CRTC determined that it would not mandate or require general wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

POLICY DIRECTION TO THE CRTC ON TELECOMMUNICATIONS

On February 26, 2019, the Minister of Innovation, Science and Economic Development tabled a Proposed Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation. The Direction signals the government’s intention to require the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

On June 17, 2019, the Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation came into effect after review and revision. It requires the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

CRTC REVIEW OF MOBILE WIRELESS SERVICES

On February 28, 2019, through Telecom Notice of Consultation CRTC 2019-57, Review of mobile wireless services, the CRTC initiated its five-year review to examine the state of the mobile wireless market and to determine whether further action is required to improve choice and affordability for Canadians. After extensive written submissions were filed in 2019, a two-week oral hearing began on February 18, 2020. Final written submissions were filed on July 15, 2020; a final decision from the CRTC will follow. Any adverse decision regarding the items being reviewed in the proceeding could have a material, adverse effect on our financial results and future investments.

CABLE

DIFFERENTIAL PRICING RELATED TO INTERNET DATA PLANS

On April 20, 2017, the CRTC released Telecom Regulatory Policy CRTC 2017-104, Framework for assessing the differential pricing practices of Internet service providers, setting out the evaluation criteria it will apply to determine whether a specific differential pricing practice complies with subsection 27(2) of the Telecommunications Act on a case-by-case basis, as follows:

•	the degree to which the treatment of data is agnostic (i.e., data is treated equally regardless of its source or nature);
•	whether the offering is exclusive to certain customers or certain content providers;
•	the impact on Internet openness and innovation; and
•	whether there is financial compensation involved.

Of these criteria, the degree to which data is treated agnostically will generally carry the most weight. The overriding expectation is that all content and applications will be treated in a neutral manner. Zero-rating of account management functions (e.g., monitoring of Internet data usage or the payment of bills online) will generally be permitted.

WHOLESALE INTERNET COSTING AND PRICING

On March 31, 2016, the CRTC released its decision on the review of costing inputs and the application process for existing wholesale high-speed access services (HAS) that provide for a single provincial point of interconnection, but which are not available over FTTH access facilities (Telecom Decision CRTC 2016-117, Review of costing inputs and the application process for wholesale high-speed access). The CRTC determined that wholesale telecom rates paid by competitive telecom providers were no longer appropriate, and required all wholesale HAS providers to file new cost studies with proposed rates for final approval. The CRTC further determined that all wholesale Internet rates that were currently approved were to be made interim as of the date of the decision. The CRTC will assess the extent to which, if at all, retroactivity will apply when new cost studies are submitted in support of revised wholesale high-speed access service rates. On June 30, 2016, we filed our new cost studies with the CRTC, which detailed our proposed rates.

On October 6, 2016, the CRTC issued Telecom Order 2016-396, Tariff notice applications concerning aggregated wholesale high-speed access services – Revised interim rates, significantly reducing existing interim rates for the capacity charge tariff component of wholesale HAS pending approval of final rates. The interim rate reductions took effect immediately. The CRTC will assess the extent to which, if at all, retroactivity will apply when wholesale HAS rates are set on a final basis.

On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for

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aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers’ wholesale HAS, including Rogers’ TPIA service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016. We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost.

On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court ruled on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020. On September 10, 2020, the Court dismissed the Cable Carriers’ appeal and simultaneously vacated the interlocutory Stay previously granted.

On November 13, 2019, Rogers, again in conjunction with the other Cable Carriers, filed an appeal of the Order with the Federal Cabinet, pursuant to Section 12(1) of the Telecommunications Act, asking the Cabinet to order the CRTC to reconsider its August 15, 2019 decision in conjunction with the CRTC’s previously announced review of the entire wholesale regulatory framework. We also asked that the Cabinet order the CRTC to take Canada’s broader telecommunications policy objectives into account as part of the reconsideration and review. Finally, we asked that the Cabinet vary the August 15, 2019 decision by cancelling the windfall granted to the resellers and making the final wholesale rates that the CRTC establishes, after reconsidering its decision, applicable only on a forward-looking basis. This would substantially reduce the regulatory uncertainty arising from the decision. On August 15, 2020, the Federal Cabinet recognized that the final rates did not always appropriately balance the policy objectives of the wholesale network and were concerned that they would undermine investment in high-quality networks. They however decided not to refer the matter back to the CRTC, given that the matter was already before them as a result of the review and vary application filed by Rogers and the other Cable Carriers.

On December 13, 2019, Rogers, again in conjunction with the other Cable Carriers, filed an Application with the CRTC seeking review and variance and stay of the Order pursuant to sections 27(1), 61(2), and 62 of the Telecommunications Act, Part 1 of the Canadian Radio-television and Telecommunications Commission Rules of Practice and Procedure, and Telecommunications Information Bulletin CRTC 2011-214, Revised Guidelines for review and vary applications. Specifically, we seek:

a)

review and variance of the methodology and the resulting rates approved for the Cable Carriers’ aggregated wholesale HAS in the CRTC Order in conjunction with the CRTC’s planned review of its approach to setting the rates for wholesale telecommunications services generally;

b)	review and variance of the determination in the Order regarding retroactivity such that any new wholesale rates for
Cable Carrier HAS services apply only on a prospective basis; and
c)

in the event that the interlocutory stay of the Order granted by the Federal Court of Appeal is terminated or varied, an interim stay of the Order pending completion of the Commission’s determinations in respect of both (a) and (b) above.

On September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the Order. On November 12, 2020, Rogers, again in conjunction with the other Cable Carriers, filed a motion for Leave to Appeal the Court’s decision with the Supreme Court of Canada. The Supreme Court of Canada dismissed the request for Leave on February 25, 2021 without reasons.

CRTC INTERNET CODE

On July 31, 2019, the CRTC released Telecom Regulatory Policy CRTC 2019-269, The Internet Code, establishing a mandatory code of conduct (Code) for large facilities-based ISPs that applies to the companies’ provision of fixed wireline Internet access services to individual customers. As is the case for the Wireless, Deposit and Disconnection, and Television Service Provider Codes already in place, the Commission for Complaints for Telecom-television Services Inc. (CCTS) will administer the Code. The Code came into effect on January 31, 2020.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326, Review of wholesale wireline services and associated policies), determining which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service providers, such as resellers. The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over fibre-to-the-premises (FTTP) access facilities. Regulated rates will continue to be based on long-run increment cost studies.

On September 20, 2016, the CRTC released Telecom Decision CRTC 2016-379, Follow-up to Telecom Regulatory Policy 2015-326 – Implementation of a disaggregated wholesale high-speed access service, including over fibre-to-the premises access facilities, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to FTTP facilities as ordered in the CRTC’s July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. Proposed tariffs and supporting cost studies for the new service were filed on January 9, 2017, with further information filed later in 2017 and 2018. A decision on final rates was anticipated in 2020 but was temporarily suspended on June 11, 2020 by CRTC Telecom Notice of Consultation 2020-187, Call for comments – Appropriate network configuration for

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disaggregated wholesale high-speed access services. Initial comments for this proceeding were filed on October 5, 2020 and reply comments were filed on December 7, 2020.

CRTC REVIEW OF LOCAL AND COMMUNITY PROGRAMMING

On June 15, 2016, the CRTC released Broadcasting Regulatory Policy CRTC 2016-224, Policy framework for local and community television. The CRTC created a new model for BDU contributions to Canadian programming that took effect on September 1, 2017. Annual contributions will remain at 5% of annual gross broadcasting revenues; however, of that amount, in all licensed cable systems, up to 1.5% (rather than the previous 2%) can be used to fund community channel programming. Of this revenue, 0.3% must now go to a newly created Independent Local News Fund for independently owned local TV stations, and the remaining funding will continue to go to the Canada Media Fund and independent production funds. This decision provides the flexibility for BDUs that operate community channels in large markets (Montreal, Toronto, Edmonton, Calgary, and Vancouver) to now direct their community channel revenues from those markets to fund either community channel programming in smaller markets, or to fund local news on TV stations (such as Citytv, in the case of Rogers). Rogers has closed its Greater Toronto Area community channels and redirected these revenues.

TELEVISION SERVICES DISTRIBUTION

On March 19, 2015, the CRTC released the third of its decisions related to its Let’s Talk TV proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). Effective March 1, 2016, we began offering a small basic service consisting of Canadian local channels, national mandatory services, community and provincial legislature channels, and the US 4+1 networks.

The CRTC also adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis and in smaller, reasonably priced packages as of December 2016. As a BDU, we are permitted to continue to offer our existing basic service and programming packages. The CRTC also revised its existing “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

A number of changes to the Wholesale Code (formerly the Vertical Integration (VI) Code) addressing, amongst other matters, penetration-based rate cards and minimum guarantees were also made. All licensed programmers and BDUs are to comply with the Wholesale Code, which came into effect on January 22, 2016.

The decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available “à la carte” and in “pick-packs” or in smaller pre-assembled packages and abide by the Wholesale Code. Access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services were also addressed.

On March 26, 2015, in the final decision related to Let’s Talk TV, the CRTC announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the Commissioner for Complaints for Telecommunications Services about their providers which came into effect on September 1, 2017.

ROGERS CABLE TV LICENCE RENEWALS

On August 2, 2018, in Broadcasting Decision CRTC 2018-265, Rogers – Licence renewal for various terrestrial broadcasting distribution undertakings, the CRTC renewed Rogers’ Broadcasting Distribution Undertaking licences in Ontario and Atlantic Canada for a full seven-year licence term with conditions substantially consistent with Rogers’ application.

CRTC PROCEEDING ON FUTURE PROGRAMMING DISTRIBUTION MODELS

On October 12, 2017, prompted by Order in Council P.C. 2017-1195, the CRTC initiated a proceeding (Broadcasting Notice of Consultation CRTC 2017-359, Call for comments on the Governor in Council’s request for a report on future programming distribution models) to report on the distribution model or models of programming that are likely to exist in the future; how and through whom Canadians will access that programming; and the extent to which these models will ensure a vibrant domestic market that is capable of supporting the continued creation, production, and distribution of Canadian programming, in both official languages, including original entertainment and information programming.

On May 30, 2018, the CRTC issued its report on future programming distribution models requested by the government in September 2017 through Order in Council P.C. 2017-1195. The report proposes new tools and regulatory approaches to support the production and promotion of audio and video content made by and for Canadians. The report will inform the government’s review of the Broadcasting Act and Telecommunications Act.

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Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

REVENUE FROM CONTRACTS WITH CUSTOMERS

Determining the transaction price

The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price

The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

FAIR VALUE

We use estimates to determine the fair value of assets acquired and liabilities assumed in an acquisition, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

LEASES

We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

USEFUL LIVES

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST

Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS

Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

FINANCIAL INSTRUMENTS

The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-

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adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments’ discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plans, as there is no assurance that the plans will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Below is a summary of the effect an increase or decrease in the primary assumptions and estimates would have had on our accrued benefit obligation as at December 31, 2020.

(In millions of dollars)	Increase (decrease) in accrued benefit obligation
Discount rate
Impact of 0.5% increase	(279)
Impact of 0.5% decrease	319
Rate of future compensation increase
Impact of 0.25% increase	20
Impact of 0.25% decrease	(20)
Mortality rate
Impact of 1 year increase	76
Impact of 1 year decrease	(80)

STOCK-BASED COMPENSATION

Stock option plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting Shares. We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting Share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting Shares during the period.

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

JUDGMENTS

REVENUE FROM CONTRACTS WITH CUSTOMERS

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

Residual value arrangements

Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination.

LEASES

We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The

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incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We typically exercise extension options on our leases, especially related to our networks, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We periodically reassess whether we are reasonably certain to exercise the options and account for any changes at the date of the reassessment.

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum licences, broadcast licences, and certain brand names) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum licences, broadcast licences, and certain brand names.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including our determination of hedge effectiveness.

SEGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

INCOME TAXES AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

ONEROUS CONTRACTS

Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest, being primarily MLSE (primarily broadcasting rights) and Glentel (Wireless distribution support). The amounts received from or paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2020	2019	% Chg
Revenue	26	69	(62)
Purchases	121	212	(43)

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We have also entered into business transactions with Transcontinental Inc., a company that provides us with printing services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and a Director of RCI.

	Years ended December 31
(In millions of dollars)	2020	2019
Printing services	4	6

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2020 and 2019.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2020

We adopted the following IFRS amendments in 2020. They did not have a material effect on our financial statements.

•

Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (IBORs) with alternative nearly risk-free benchmark rates (referred to as “IBOR reform”). There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instrument contracts.

•	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.
•	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of “material”.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standards that will become effective in future years and could have an impact on our consolidated financial statements in future periods:

•	IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts, specifying costs an entity should include in determining the “cost of fulfilling” a potential onerous contract.
•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, and IFRS 7), addressing issues that might affect financial reporting after the reform of an interest rate benchmark.
•	Amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, clarifying requirements for the classification of liabilities as non-current.
•

Amendments to IAS 16, Property Plants and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant, and equipment by proceeds while bringing an asset to capable operations.

•	Amendments to IFRS 3, Business Combinations – Updating a Reference to the Conceptual Framework, updating a reference to the Conceptual Framework.
•	Amendments to IFRS 16, Leases, allowing lessees to not assess whether a COVID-19-related rent concession is a lease modification.

We do not expect IFRS 17, Insurance Contracts, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the remaining new standards or amendments will have on our consolidated financial statements, but we currently do not expect any material impacts.

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;
•	Wireless;
•	Cable; and
•	homes passed (Cable);
•	Wireless subscriber churn (churn);
•	Wireless blended average billings per user (ABPU);
•	Wireless blended average revenue per user (ARPU);
•	Cable average revenue per account (ARPA);
•	Cable customer relationships;
•	Cable market penetration (penetration);
•	capital intensity;
•	total service revenue;
•	dividend payout ratios; and
•	return on assets.

Effective January 1, 2020, we updated the key performance indicators we present for our Cable segment to align our external reporting with the focus of our internal business strategy as a result of the convergence of technologies used to deliver Internet and television services, including the continued adoption of Ignite TV. We have begun disclosing Cable average revenue per account (ARPA), customer relationships, and market penetration as defined below. Additionally, we have amended the definition of our subscriber counts for Television to include only Ignite TV and renamed the metric accordingly as a result of shifting our product offering to focus on IPTV. Finally, we have ceased reporting Phone subscribers and total service units as our Phone product is increasingly being bundled with our Internet and Television products for a very low incremental cost. These changes have been made to align our external disclosure with the focus of the business and our strategy.

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SUBSCRIBER COUNTS

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•	Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Subscriber count (Cable)

•	Cable Ignite TV and Internet subscribers are represented by a dwelling unit.
•

When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable Ignite TV and Internet subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•

Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Homes passed (Cable)

Homes passed are represented by the total number of addresses that either are Cable subscribers or are non-subscribers, but have the ability to access our cable services, within a defined geographical area. When there is more than one unit in a single dwelling, such as an apartment building, each unit that is a Cable subscriber, or has the ability to access our cable services, is counted as an individual home passed. Institutional or commercial units, such as hospitals or hotels, are each considered one home passed.

SUBSCRIBER CHURN

Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

BLENDED AVERAGE BILLINGS PER USER (WIRELESS)

We use blended ABPU as a measure that approximates the average amount we invoice an individual subscriber on a monthly basis. Blended ABPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ABPU by dividing the sum of Wireless service revenue, the amortization of contract assets to accounts receivable, and billings related to financing receivables (following the introduction of this new offering) by the average total number of Wireless subscribers for the same period.

BLENDED AVERAGE REVENUE PER USER (WIRELESS)

Blended ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ARPU by dividing Wireless service revenue by the average total number of Wireless subscribers for the same period.

AVERAGE REVENUE PER ACCOUNT (CABLE)

Average revenue per account (ARPA) measures total average spending by a single customer account on Cable products. We use it to identify trends and measure our success in attracting and retaining multiple-service accounts. We calculate ARPA by dividing Cable service revenue by the average total number of customer relationships for the same period.

CUSTOMER RELATIONSHIPS

Customer relationships are represented by dwelling units where at least one of our Cable services (i.e. Internet, legacy television or Ignite TV, and/or home phone) are installed and operating, and the service or services are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

MARKET PENETRATION

Market penetration (penetration) measures our success at attracting new households to our brands and products within our network footprint. Market penetration is calculated by dividing customer relationships by homes passed. An increasing market penetration rate reflects more new customer relationships than new homes passed.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum licences. We calculate capital intensity by dividing capital expenditures by revenue. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

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TOTAL SERVICE REVENUE

We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue generated from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from Today’s Shopping Choice and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. We calculate return on assets by dividing net income for the year by total assets as at year-end.

90     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

NON-GAAP MEASURES AND RELATED PERFORMANCE MEASURES

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	How and why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin

• To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

• We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.

• We also use it as one component in determining short-term incentive compensation for all management employees.

Adjusted EBITDA:

Net income

add (deduct)

income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:

Adjusted EBITDA

divided by

revenue (or service revenue for Wireless).

Net income
Adjusted net income Adjusted basic and diluted earnings per share

• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:

Net income

add (deduct)

restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow

• To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.

• We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
Adjusted net debt	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

add (deduct)

current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.

Long-term debt
Debt leverage ratio	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     91

MANAGEMENT’S DISCUSSION AND ANALYSIS

RECONCILIATION OF ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

	Years ended December 31
(In millions of dollars)	2020	2019
Net income	1,592	2,043
Add (deduct):
Income tax expense	580	712
Other expense (income)	1	(10)
Finance costs	881	840
Restructuring, acquisition and other	185	139
Depreciation and amortization	2,618	2,488
Adjusted EBITDA	5,857	6,212

	Years ended December 31

(In millions of dollars, except percentages)	2020	2019
Adjusted EBITDA	5,857	6,212
Divided by: total revenue	13,916	15,073
Adjusted EBITDA margin	42.1%	41.2%

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31

(In millions of dollars)	2020	2019
Net income	1,592	2,043
Add (deduct):
Restructuring, acquisition and other	185	139
Loss on repayment of long-term debt	–	19
Income tax impact of above items	(49)	(43)
Income tax adjustment, legislative tax change	(3)	(23)
Adjusted net income	1,725	2,135

RECONCILIATION OF ADJUSTED EARNINGS PER SHARE

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Years ended December 31
	2020	2019
Adjusted basic earnings per share:
Adjusted net income	1,725	2,135
Divided by: weighted average number of shares outstanding	505	512
Adjusted basic earnings per share	$ 3.42	$ 4.17
Adjusted diluted earnings per share:
Adjusted net income	1,725	2,135
Effect on net income of dilutive securities	(7)	(6)
Diluted adjusted net income	1,718	2,129
Divided by: diluted weighted average number of shares outstanding	506	513
Adjusted diluted earnings per share	$ 3.40	$ 4.15

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2020	2019
Cash provided by operating activities	4,321	4,526
Add (deduct):
Capital expenditures	(2,312)	(2,807)
Interest on borrowings, net of capitalized interest	(761)	(727)
Interest paid	808	779
Restructuring, acquisition and other	185	139
Program rights amortization	(77)	(77)
Change in net operating assets and liabilities [1]	333	462
Other adjustments [1]	(131)	(17)
Free cash flow	2,366	2,278

[1]

As a result of the growth of our financing receivable program and the ways in which we manage our business, effective this quarter and retroactively, we have reclassified the “net change in contract asset balances” and the “net change in financing receivable balances” into “change in net operating assets and liabilities”. Additionally, certain 2019 reported figures have been reclassified to conform to the current presentation.

RECONCILIATION OF DIVIDEND PAYOUT RATIO OF FREE CASH FLOW

	Years ended December 31

(In millions of dollars, except percentages)	2020	2019
Dividends declared during the year	1,010	1,022
Divided by: free cash flow	2,366	2,278
Dividend payout ratio of free cash flow	42.7%	44.9%

RECONCILIATION OF ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

	As at December 31	As at December 31

(In millions of dollars)	2020	2019

Current portion of long-term debt	1,450	–
Long-term debt	16,751	15,967
Deferred transaction costs and discounts	172	163

	18,373	16,130
Add (deduct):
Net debt derivative assets	(1,086)	(1,383)
Credit risk adjustment related to net debt derivative assets	(15)	(31)
Short-term borrowings	1,221	2,238
Current portion of lease liabilities	278	230
Lease liabilities	1,557	1,495
Cash and cash equivalents	(2,484)	(494)

Adjusted net debt	17,844	18,185

	As at December 31	As at December 31

(In millions of dollars, except ratios)	2020	2019

Adjusted net debt	17,844	18,185
Divided by: trailing 12-month adjusted EBITDA	5,857	6,212

Debt leverage ratio	3.0	2.9

92     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, amounts drawn on our $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Years ended December 31 (unaudited)	RCI [1]		RCCI [1]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total

(In millions of dollars)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Selected Statements of Income data measure:
Revenue	–	–	12,400	13,129	1,703	2,159	(187)	(215)	13,916	15,073
Net income (loss)	1,592	2,043	1,316	1,732	171	184	(1,487)	(1,916)	1,592	2,043

As at December 31 (unaudited)	RCI [1]		RCCI [1,2]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total

(In millions of dollars)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Selected Statements of Financial Position data measure:
Current assets	27,186	26,571	26,326	24,447	9,929	10,552	(56,512)	(56,453)	6,929	5,117
Non-current assets	31,184	30,048	24,835	26,342	3,650	3,710	(27,744)	(28,198)	31,925	31,902
Current liabilities	27,264	26,550	28,167	29,201	9,294	8,278	(58,139)	(58,065)	6,586	5,964
Non-current liabilities	18,740	17,869	5,080	4,938	152	138	(1,278)	(1,306)	22,694	21,639

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     93

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ABPU, ARPU, percentages, and ratios)	As at or years ended December 31
	2020	2019	2018 [1]	2017 [2]	2016 [3]
Revenue
Wireless	8,530	9,250	9,200	8,569	7,916
Cable	3,946	3,954	3,932	3,894	3,871
Media	1,606	2,072	2,168	2,153	2,146
Corporate items and intercompany eliminations	(166)	(203)	(204)	(247)	(231)
Total revenue	13,916	15,073	15,096	14,369	13,702
Total service revenue [4]	11,955	12,965	12,974	12,550	13,027
Adjusted EBITDA [5]
Wireless	4,067	4,345	4,090	3,726	3,262
Cable	1,935	1,919	1,874	1,819	1,773
Media	51	140	196	127	159
Corporate items and intercompany eliminations	(196)	(192)	(177)	(170)	(163)
Total adjusted EBITDA	5,857	6,212	5,983	5,502	5,031
Net income	1,592	2,043	2,059	1,845	835
Adjusted net income [5]	1,725	2,135	2,241	1,902	1,432
Cash provided by operating activities	4,321	4,526	4,288	3,938	3,957
Free cash flow [5]	2,366	2,278	2,134	1,685	1,705
Capital expenditures	2,312	2,807	2,790	2,436	2,352
Earnings per share
Basic	$3.15	$3.99	$4.00	$3.58	$1.62
Diluted	$3.13	$3.97	$3.99	$3.57	$1.62
Adjusted earnings per share [5]
Basic	$3.42	$4.17	$4.35	$3.69	$2.78
Diluted	$3.40	$4.15	$4.34	$3.68	$2.77
Statements of Financial Position:
Assets
Property, plant and equipment	14,018	13,934	11,780	11,143	10,749
Goodwill	3,973	3,923	3,905	3,905	3,905
Intangible assets	8,926	8,905	7,205	7,244	7,130
Investments	2,536	2,830	2,134	2,561	2,174
Other assets	9,401	7,427	6,894	5,637	4,384
Total assets	38,854	37,019	31,918	30,490	28,342
Liabilities and Shareholders’ Equity
Long-term liabilities	22,695	21,639	16,903	16,111	17,960
Current liabilities	6,586	5,964	6,836	6,883	5,113
Total liabilities	29,281	27,603	23,739	22,994	23,073
Shareholders’ equity	9,573	9,416	8,179	7,496	5,269
Total liabilities and shareholders’ equity	38,854	37,019	31,918	30,490	28,342
Subscriber count results (in thousands) [4]
Wireless subscribers [6]	10,943	10,840	10,783	10,482	10,274
Internet subscribers [7,8]	2,598	2,534	2,430	2,321	2,145
Ignite TV subscribers [9]	544	326	n/a	n/a	n/a
Customer relationships [7,8,9]	2,530	2,510	n/a	n/a	n/a
Additional Wireless metrics [4]
Postpaid churn (monthly)	1.00%	1.11%	1.10%	1.20%	1.23%
Blended ABPU (monthly) [10]	$63.24	$66.23	$64.74	$62.31	n/a
Blended ARPU (monthly)	$50.75	$55.49	$55.64	$54.23	$60.42
Additional Cable metrics
ARPA (monthly) [9]	$130.70	$131.71	n/a	n/a	n/a
Penetration [9]	55.3%	56.1%	n/a	n/a	n/a
Additional consolidated metrics
Revenue growth	(8)%	–%	5%	5%	2%
Adjusted EBITDA growth	(6)%	4%	9%	9%	1%
Dividends declared per share	$2.00	$2.00	$1.92	$1.92	$1.92
Dividend payout ratio of net income [4]	63.4%	50.0%	48.0%	53.6%	118.3%
Dividend payout ratio of free cash flow [4,5]	42.7%	44.9%	55.8%	58.6%	57.9%
Return on assets [4]	4.1%	5.5%	6.5%	6.1%	2.9%
Debt leverage ratio [5]	3.0	2.9	2.5	2.7	3.0

[1]	2018 and prior reported figures have not been restated applying IFRS 16. See “Accounting Policies”.
[2]	2017 reported figures have been restated applying IFRS 15.
[3]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15.
[4]	As defined. See “Key Performance Indicators”.
[5]

Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the ratios in which they are used.

[6]

Effective October 1, 2019, and on a prospective basis, we reduced our Wireless postpaid subscriber base by 53,000 subscribers to remove a low-ARPU public services customer that was in the process of migrating to another service provider. We believe adjusting our base for a customer of this size that migrates off our network provides a more meaningful reflection of the underlying organic performance of our Wireless business. Effective April 1, 2019, we adjusted our Wireless prepaid subscriber base to remove 127,000 subscribers as a result of a change to our deactivation policy from 180 days to 90 days to be more consistent within the industry.

[7]

On September 30, 2020, we acquired approximately 2,000 Internet subscribers and customer relationships as a result of our acquisition of Ruralwave Inc., which are not included in net additions, but do appear in the ending total balance for 2020.

[8]

On October 1, 2020, we acquired approximately 5,000 Internet subscribers and 6,000 customer relationships as a result of our acquisition of Cable Cable Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.

[9]

Ignite TV subscribers, customer relationships, ARPA, and penetration have not been presented for periods prior to 2018. We commenced using the aforementioned measures as key performance indicators in the first quarter of 2020. See “Key Performance Indicators”.

[10]	Blended ABPU has not been presented for periods prior to 2017. We commenced using blended ABPU as a key performance indicator in the first quarter of 2018. See “Key Performance Indicators”.

94     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Management’s Responsibility for Financial Reporting

December 31, 2020

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.’s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:

•	transactions are properly authorized and recorded;
•	financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
•	the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors’ report. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as of December 31, 2020 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 4, 2021

Joe Natale President and Chief Executive Officer	Anthony Staffieri, FCPA, FCA Chief Financial Officer

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     95

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 4, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of the carrying value of goodwill in the Media segment

As discussed in Note 9 to the consolidated financial statements, the Company tests goodwill for impairment once per year as of October 1, or more frequently if they identify indicators of impairment. Goodwill is impaired if the recoverable amount of a cash-generating unit (CGU) or group of cash-generating units (CGUs) that contain goodwill is less than the carrying amount. The Company makes judgments in determining CGUs and the allocation of goodwill for the purpose of impairment testing. Goodwill is monitored at an operating segment level in the Media segment. The goodwill balance in the Media segment as of December 31, 2020 was $955 million. A number of businesses within the Company’s Media segment are partially reliant on traditional advertising revenues, are subject to a highly competitive environment and continue to have profitability challenges due to declining advertising revenue growth rates and increasing costs of producing and/or providing content. The estimate of the recoverable amount, which is determined based on the higher of fair value less costs to sell and value in use, is based on significant estimates developed by the Company relating to future cash flows, the terminal growth rate, and the discount rate applied in its valuation model.

We identified the assessment of the recoverability of the carrying value of goodwill in the Media segment as a critical audit matter. There was a high degree of auditor judgment applied in assessing the level at which goodwill was tested and in evaluating the key assumptions used in the valuation models, which included the CGUs’ future cash flows, the discount rate and the terminal growth rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment testing process, including controls related to the determination that goodwill should be tested at the Media segment level and the key assumptions used in estimating the recoverable amount of the Media segment. We compared the Company’s historical cash flow forecasts to actual results achieved

96     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

to assess the Company’s ability to accurately forecast financial results. We compared the cash flow forecasts used to estimate the recoverable amount to approved plans. We assessed the assumptions used to determine the Media segment’s future cash flows by comparing to underlying documentation and external market and relevant industry data. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate, by comparing the Company’s inputs to the discount rate to publicly available data for comparable entities, independently developing a range of reasonable discount rates and comparing those to the Company’s rate, and the terminal growth rate for the Media segment, by comparing to underlying documentation and publicly available market data. We performed sensitivity analyses over the Company’s key assumptions used to determine the recoverable amount to assess the impact of changes in those assumptions on the Company’s determination of the recoverable amount.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1969.

Toronto, Canada

March 4, 2021

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     97

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Rogers Communications Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated March 4, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Report on Internal Control over Financial Reporting contained within Management’s Discussion and Analysis for the year ended December 31, 2020. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 4, 2021

98     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2020	2019

Revenue	5	13,916	15,073

Operating expenses:

Operating costs	6	8,059	8,861

Depreciation and amortization	7, 8, 9	2,618	2,488

Restructuring, acquisition and other	10	185	139

Finance costs	11	881	840

Other expense (income)	12	1	(10)

Income before income tax expense		2,172	2,755

Income tax expense	13	580	712

Net income for the year		1,592	2,043

Earnings per share:

Basic	14	$3.15	$3.99

Diluted	14	$3.13	$3.97

The accompanying notes are an integral part of the consolidated financial statements.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     99

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

Years ended December 31	Note	2020	2019
Net income for the year		1,592	2,043

Other comprehensive (loss) income:

Items that will not be reclassified to net income:

Defined benefit pension plans:

Remeasurements	23	(121)	(159)

Related income tax recovery		32	40
Defined benefit pension plans		(89)	(119)
Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value	18	(302)	737
Related income tax recovery (expense)		40	(104)
Equity investments measured at FVTOCI		(262)	633
Items that will not be reclassified to net income		(351)	514

Items that may subsequently be reclassified to net income:

Cash flow hedging derivative instruments:

Unrealized (loss) gain in fair value of derivative instruments		(320)	66

Reclassification to net income of loss on debt derivatives		286	458

Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(36)	(61)

Reclassification to net income for accrued interest		(49)	(46)

Related income tax recovery (expense)		50	(29)
Cash flow hedging derivative instruments		(69)	388
Share of other comprehensive loss of equity-accounted investments, net of tax		(5)	(8)
Items that may subsequently be reclassified to net income		(74)	380
Other comprehensive (loss) income for the year		(425)	894
Comprehensive income for the year		1,167	2,937

The accompanying notes are an integral part of the consolidated financial statements.

100     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Consolidated Statements of Financial Position

(In millions of Canadian dollars)

		As at December 31	As at December 31

	Note	2020	2019
Assets

Current assets:

Cash and cash equivalents		2,484	494

Accounts receivable	15	2,856	2,376

Inventories	16	479	460

Current portion of contract assets	5	533	1,234

Other current assets		516	452

Current portion of derivative instruments	17	61	101
Total current assets		6,929	5,117

Property, plant and equipment	7, 8	14,018	13,934

Intangible assets	9	8,926	8,905

Investments	18	2,536	2,830

Derivative instruments	17	1,378	1,478

Financing receivables	15	748	76

Other long-term assets		346	756

Goodwill	9	3,973	3,923

Total assets		38,854	37,019

Liabilities and shareholders’ equity

Current liabilities:

Short-term borrowings	19	1,221	2,238

Accounts payable and accrued liabilities		2,714	3,033

Income tax payable		344	48

Other current liabilities	17, 20	243	191

Contract liabilities	5	336	224

Current portion of long-term debt	21	1,450	–

Current portion of lease liabilities	8	278	230
Total current liabilities		6,586	5,964

Provisions	20	42	36

Long-term debt	21	16,751	15,967

Lease liabilities	8	1,557	1,495

Other long-term liabilities	22	1,149	704

Deferred tax liabilities	13	3,196	3,437
Total liabilities		29,281	27,603
Shareholders’ equity	24	9,573	9,416

Total liabilities and shareholders’ equity		38,854	37,019

Guarantees	27
Commitments and contingent liabilities	28
Subsequent events	19, 24

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

Edward S. Rogers Director	Robert J. Gemmell Director

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     101

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares)

	Class A Voting Shares		Class B Non-Voting Shares

Year ended December 31, 2020	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders’ equity
Balances, January 1, 2020	71	111,154	397	393,771	7,419	1,265	263	1	9,416
Net income for the year	–	–	–	–	1,592	–	–	–	1,592

Other comprehensive (loss) income:
Defined benefit pension plans, net of tax	–	–	–	–	(89)	–	–	–	(89)
FVTOCI investments, net of tax	–	–	–	–	–	(262)	–	–	(262)
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(69)	–	(69)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	(5)	(5)

Total other comprehensive (loss) income	–	–	–	–	(89)	(262)	(69)	(5)	(425)

Comprehensive income (loss) for the year	–	–	–	–	1,503	(262)	(69)	(5)	1,167

Reclassification to retained earnings for disposition of FVTOCI investments	–	–	–	–	4	(4)	–	–	–

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(1,010)	–	–	–	(1,010)

Total transactions with shareholders	–	–	–	–	(1,010)	–	–	–	(1,010)

Balances, December 31, 2020	71	111,154	397	393,771	7,916	999	194	(4)	9,573

	Class A Voting Shares		Class B Non-Voting Shares

Year ended December 31, 2019	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders’ equity

Balances, January 1, 2019	71	111,155	406	403,657	7,159	636	(125)	9	8,156

Net income for the period	–	–	–	–	2,043	–	–	–	2,043

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	(119)	–	–	–	(119)
FVTOCI investments, net of tax	–	–	–	–	–	633	–	–	633
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	388	–	388
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	(8)	(8)

Total other comprehensive income (loss)	–	–	–	–	(119)	633	388	(8)	894

Comprehensive income (loss) for the year	–	–	–	–	1,924	633	388	(8)	2,937

Reclassification to retained earnings for disposition of FVTOCI investments					4	(4)

Transactions with shareholders recorded directly in equity:

Repurchase of Class B Non-Voting Shares	–	–	(9)	(9,887)	(646)	–	–	–	(655)

Dividends declared	–	–	–	–	(1,022)	–	–	–	(1,022)
Share class exchange		(1)	–	1	–	–	–	–	–

Total transactions with shareholders	–	(1)	(9)	(9,886)	(1,668)	–	–	–	(1,677)

Balances, December 31, 2019	71	111,154	397	393,771	7,419	1,265	263	1	9,416

The accompanying notes are an integral part of the consolidated financial statements.

102     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

Years ended December 31	Note	2020	2019

Operating activities:

Net income for the year		1,592	2,043

Adjustments to reconcile net income to cash provided by operating activities:

Depreciation and amortization	7, 8, 9	2,618	2,488

Program rights amortization	9	77	77

Finance costs	11	881	840

Income tax expense	13	580	712

Post-employment benefits contributions, net of expense	23	13	(75)

Other		119	82

Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		5,880	6,167

Change in net operating assets and liabilities	29	(333)	(462)
Income taxes paid		(418)	(400)
Interest paid		(808)	(779)
Cash provided by operating activities		4,321	4,526

Investing activities:

Capital expenditures	7, 29	(2,312)	(2,807)

Additions to program rights	9	(57)	(60)

Changes in non-cash working capital related to capital expenditures and intangible assets		(37)	(35)

Acquisitions and other strategic transactions, net of cash acquired	9	(103)	(1,731)

Other		(49)	21
Cash used in investing activities		(2,558)	(4,612)

Financing activities:

Net (repayment of) proceeds received on short-term borrowings	19	(1,146)	30

Net issuance of long-term debt	21	2,540	2,184

Net proceeds (payments) on settlement of debt derivatives and forward contracts	17	80	(121)

Transaction costs incurred	21	(23)	(61)

Principal payments of lease liabilities	8	(213)	(167)

Repurchase of Class B Non-Voting Shares	24	–	(655)

Dividends paid	24	(1,011)	(1,016)

Other		–	(19)
Cash provided by financing activities		227	175
Change in cash and cash equivalents		1,990	89
Cash and cash equivalents, beginning of year		494	405
Cash and cash equivalents, end of year		2,484	494

Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

Page		Note	Page		Note

104	Note 1	Nature of the Business	122	Note 16	Inventories

105	Note 2	Significant Accounting Policies	122	Note 17	Financial Risk Management and Financial Instruments
107	Note 3	Capital Risk Management

108	Note 4	Segmented Information	132	Note 18	Investments

109	Note 5	Revenue	133	Note 19	Short-Term Borrowings

111	Note 6	Operating Costs	135	Note 20	Provisions

112	Note 7	Property, Plant and Equipment	136	Note 21	Long-Term Debt

114	Note 8	Leases	139	Note 22	Other Long-Term Liabilities

115	Note 9	Intangible Assets and Goodwill	139	Note 23	Post-Employment Benefits

118	Note 10	Restructuring, Acquisition and Other	142	Note 24	Shareholders’ Equity

119	Note 11	Finance Costs	143	Note 25	Stock-Based Compensation

119	Note 12	Other Expense (Income)	145	Note 26	Related Party Transactions

119	Note 13	Income Taxes	146	Note 27	Guarantees

121	Note 14	Earnings Per Share	147	Note 28	Commitments and Contingent Liabilities

122	Note 15	Accounts Receivable	149	Note 29	Supplemental Cash Flow Information

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities

Wireless	Wireless telecommunications operations for Canadian consumers and businesses.

Cable	Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the year ended December 31, 2020, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

See note 4 for more information about our reportable operating segments.

BUSINESS SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses, which are described below. Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, other income and expenses, impairment of assets, and changes in income tax expense.

The COVID-19 pandemic (COVID-19) has significantly affected our operating results in 2020 in addition to the typical seasonal fluctuations in our business that are described below. In Wireless, the decline in customer travel due to global travel restrictions resulted in lower roaming revenue. Most notably in Media, major professional sports leagues:

•

postponed their 2019-20 seasons between March and July 2020 and recommenced with contracted seasons from July to September 2020, causing sports-related revenue and expenses, such as programming rights amortization, to be recognized later in the year than is typical; and

•

postponed the start of the 2020-21 NBA and NHL seasons to late December 2020 and early January 2021, causing sports-related revenue and expenses that are typically recognized in the fourth quarter to not be recognized at that point.

We expect COVID-19 will continue to affect our operating results in 2021 and there is continued uncertainty surrounding the duration and potential outcomes of COVID-19.

104     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Wireless

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience higher volumes of activity as a result of “back to school” and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods. In contrast, we typically see lower subscriber-related activity in the first quarter of the year.

The launch of new products and services, including popular new wireless device models, can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the fall season of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, and is also impacted by foreign exchange rates and general economic conditions.

Cable

Cable’s operating results are affected by modest seasonal fluctuations, typically caused by:

•

university and college students who live in residences moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the concentrated marketing we generally conduct in our fourth quarter.

Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the Major League Baseball season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•	revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and

•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•	the National Hockey League (NHL) season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

ESTIMATION UNCERTAINTY

On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic and we have been closely monitoring related developments and the impact on our business. Due to the uncertainty surrounding the duration and potential outcomes of the COVID-19 pandemic, and the unpredictable and continuously changing impacts and related government responses, there is more uncertainty associated with our assumptions, expectations, and estimates. We believe the most significantly affected estimates are related to our expected credit losses and allowance for doubtful accounts and as a result, for the year ended December 31, 2020, we have recognized an incremental $90 million in bad debt expense on our accounts receivable, financing receivables, and contract assets based on changing economic conditions.

STATEMENT OF COMPLIANCE

We prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors (the Board) authorized these consolidated financial statements for issue on March 4, 2021.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:

•	certain financial instruments as disclosed in note 17, which are measured at fair value;
•	the net deferred pension liability, which is measured as described in note 23; and
•	liabilities for stock-based compensation, which are measured at fair value as disclosed in note 25.

Reclassifications

As a result of the growth of our financing receivable program and the ways in which we manage our business, effective the year ended December 31, 2020 and retroactively, we have reclassified certain balances in our Consolidated Statements of Financial Position and our Consolidated Statements of Cash Flows.

On our Consolidated Statements of Financial Position, we have:

•	reclassified current financing receivables from “other current assets” to “accounts receivable” (2020 – $1,031 million, 2019 – $72 million);

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	separately disclosed the long-term portion of “financing receivables” reclassified from “other long-term assets” (2020 – $748 million, 2019 – $76 million);
•	reclassified the long-term portion of “contract assets” to “other long-term assets” (2020 – $88 million, 2019 – $557 million); and
•	reclassified derivative instrument liabilities to “other current liabilities” and “other long-term liabilities”, as applicable.

On our Consolidated Statements of Cash Flows, we have reclassified the “net change in contract asset balances” (2020 – $1,170 million, 2019 – $(204) million) and the “net change in financing receivable balances” (2020 – $1,658 million, 2019 – $(120) million) to “change in net operating assets and liabilities”.

(b) BASIS OF CONSOLIDATION

Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c) FOREIGN CURRENCY TRANSLATION

We translate amounts denominated in foreign currencies into Canadian dollars as follows:

•	monetary assets and liabilities – at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;
•	non-monetary assets and liabilities, and related depreciation and amortization – at the historical exchange rates; and
•	revenue and expenses other than depreciation and amortization – at the average rate for the month in which the transaction was recognized.

(d) BUSINESS COMBINATIONS

We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred and the equity interests we issued, less the liabilities we assumed to acquire the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

During the year ended December 31, 2020, we made several individually immaterial acquisitions and recognized $50 million of related goodwill, all of which has been allocated to our Cable operating segment.

(e) GOVERNMENT GRANTS

We recognize government financial assistance as a deduction from the related expense when there is reasonable assurance that we will comply with the conditions of the assistance and the assistance will be received. During the year ended December 31, 2020, we qualified for $91 million of funding associated with the Canada Emergency Wage Subsidy (CEWS) program, a federal government initiative offered to eligible employers who kept individuals employed during COVID-19. As at December 31, 2020, we had received $82 million; we expect to receive the remaining $9 million in early 2021.

(f) NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2020

We adopted the following IFRS amendments in 2020. They did not have a material effect on our financial statements.

•

Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (IBORs) with alternative nearly risk-free benchmark rates (referred to as “IBOR reform”). There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instrument contracts.

•	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.
•	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of “material”.

(g) RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED IN 2020

The IASB has issued the following new standards that will become effective in a future year and could have an impact on our consolidated financial statements in future periods:

•	IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts, specifying costs an entity should include in determining the “cost of fulfilling” a potential onerous contract.
•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, and IFRS 7), addressing issues that might affect financial reporting after the reform of an interest rate benchmark.
•	Amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, clarifying requirements for the classification of liabilities as non-current.
•

Amendments to IAS 16, Property Plants and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant, and equipment by proceeds while bringing an asset to capable operations.

•	Amendments to IFRS 3, Business Combinations – Updating a Reference to the Conceptual Framework, updating a reference to the Conceptual Framework.
•	Amendments to IFRS 16, Leases, allowing lessees to not assess whether a COVID-19-related rent concession is a lease modification.

106     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

We do not expect IFRS 17, Insurance Contracts, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the remaining new standards or amendments will have on our consolidated financial statements, but we currently do not expect any material impacts.

(h) ADDITIONAL SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

When preparing our consolidated financial statements, management makes judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. Our significant accounting policies, estimates, and judgments are identified in this note or disclosed throughout the notes as identified in the table below, including:

•	information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;
•	information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
•	information on our significant accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments

4	Reportable Segments	108	X		X

5	Revenue Recognition	109	X	X	X

7	Property, Plant and Equipment	112	X	X	X

8	Leases	114	X	X	X

9	Intangible Assets and Goodwill	115	X	X	X

13	Income Taxes	119	X		X

14	Earnings Per Share	121	X

15	Accounts Receivable	122	X		X

16	Inventories	122	X

17	Financial Instruments	122	X	X	X

18	Investments	132	X

20	Provisions	135	X	X	X

23	Post-Employment Benefits	139	X	X

25	Stock-Based Compensation	143	X	X

28	Commitments and Contingent Liabilities	147	X		X

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient available liquidity to meet all of our commitments and to execute our business plan. We define capital that we manage as shareholders’ equity and indebtedness (including the current portion of our long-term debt, long-term debt, short-term borrowings, the current portion of our lease liabilities, and lease liabilities).

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board, issue or repay debt and/or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

We monitor debt leverage ratios as part of the management of liquidity and shareholders’ return to sustain future development of the business, conduct valuation-related analyses, and make decisions about capital.

The wholly owned subsidiary through which our credit card programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires that a minimum level of regulatory capital be maintained. Rogers’ subsidiary was in compliance with that requirement as at December 31, 2020 and 2019. The capital requirements are not material to the Company as at December 31, 2020 or December 31, 2019.

With the exception of our credit card programs and the subsidiary through which they are operated, we are not subject to externally imposed capital requirements. Our overall strategy for capital risk management has not changed since December 31, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTED INFORMATION

ACCOUNTING POLICY

Reportable segments

We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources, as they believe adjusted EBITDA reflects segment and consolidated profitability. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other expense (income); and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

EXPLANATORY INFORMATION

Our reportable segments are Wireless, Cable, and Media (see note 1). All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

INFORMATION BY SEGMENT

Year ended December 31, 2020 (In millions of dollars)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Revenue	5	8,530	3,946	1,606	(166)	13,916

Operating costs	6	4,463	2,011	1,555	30	8,059

Adjusted EBITDA		4,067	1,935	51	(196)	5,857

Depreciation and amortization	7, 8, 9					2,618

Restructuring, acquisition and other	10					185

Finance costs	11					881

Other expense	12					1

Income before income tax expense						2,172

Capital expenditures	7, 29	1,100	940	79	193	2,312

Goodwill	9	1,160	1,858	955	–	3,973

Total assets		20,639	7,877	2,569	7,769	38,854

Year ended December 31, 2019 (In millions of dollars)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Revenue	5	9,250	3,954	2,072	(203)	15,073

Operating costs	6	4,905	2,035	1,932	(11)	8,861

Adjusted EBITDA		4,345	1,919	140	(192)	6,212

Depreciation and amortization	7, 8, 9					2,488

Restructuring, acquisition and other	10					139

Finance costs	11					840

Other income	12					(10)

Income before income tax expense						2,755

Capital expenditures [1]	7, 29	1,320	1,153	102	232	2,807

Goodwill	9	1,160	1,808	955	–	3,923

Total assets		20,105	7,891	2,550	6,473	37,019

[1]	Includes proceeds on disposition of $38 million (see note 29).

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NOTE 5: REVENUE

ACCOUNTING POLICY

Contracts with customers

We record revenue from contracts with customers in accordance with the five steps in IFRS 15, Revenue from contracts with customers as follows:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price, which is the total consideration provided by the customer;
4.	allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
5.	recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless devices and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless device) or has physical possession of the goods (e.g. other equipment).

The table below summarizes the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime, data, and other services; television, telephony, Internet, and smart home monitoring services; network services; media subscriptions; and rental of equipment	As the service is provided (usually monthly)
Roaming, long-distance, and other optional or non-subscription services, and pay-per-use services	As the service is provided
Wireless devices and related equipment	Upon activation or purchase by the end customer
Installation services for Cable subscribers	When the services are performed
Advertising	When the advertising airs on our radio or television stations or is displayed on our digital properties
Subscriptions by television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers’ subscribers (usually monthly)
Toronto Blue Jays’ home game admission and concessions	When the related games are played during the baseball season and when goods are sold

Toronto Blue Jays revenue from the Major League Baseball Revenue Sharing Agreement, which redistributes funds between member clubs based on each club’s relative revenue, and other league revenue sharing

In the applicable period, when the amount is determinable
Radio and television broadcast agreements	When the related programs are aired
Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on credit card receivables using the effective interest method in accordance with IFRS 9.

Payment for Wireless and Cable monthly service fees is typically due 30 days after billing. Payment for Wireless and Cable equipment is typically due either upon receipt of the equipment or over the subsequent 24 months (when equipment is financed through our equipment financing plans). Payment terms for typical Media performance obligations range from immediate (e.g. Toronto Blue Jays tickets) to 30 days (e.g. advertising contracts).

Contract assets and liabilities

We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to our rights to consideration for the transfer of wireless devices. Our long-term contract assets are grouped into “other long-term assets” on our Consolidated Statements of Financial Position.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods.

A portion of our contract liabilities relates to discounts provided to customers on our device financing contracts (see note 15). Due to the allocation of the transaction price to the performance obligations, the financing receivable we recognize is greater than the related equipment revenue. As a result, we recognize a contract liability simultaneously with the financing receivable and equipment revenue and subsequently reduce the contract liability on a monthly basis.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets

We defer, to the extent recoverable, the incremental costs we incur to obtain or fulfill a contract with a customer and amortize them over their expected period of benefit. These costs include certain commissions paid to internal and external representatives that we believe to be recoverable through the revenue earned from the related contracts. We therefore defer them as deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We use estimates in the following key areas:

•	determining the transaction price of our contracts requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract; and
•	determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations.

Determining the transaction price

The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price

The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

JUDGMENTS

We make significant judgments in determining whether a promise to deliver goods or services is considered distinct, in determining the costs that are incremental to obtaining or fulfilling a contract with a customer, and in determining whether our residual value arrangements constitute revenue-generating arrangements or leases.

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

Residual value arrangements

Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination.

EXPLANATORY INFORMATION

CONTRACT ASSETS

Below is a summary of our contract assets from contracts with customers and the significant changes in those balances during the years ended December 31, 2020 and 2019.

	Years ended December 31
(In millions of dollars)	2020	2019

Balance, beginning of year	1,791	1,587
Additions from new contracts with customers, net of terminations and renewals	104	1,653
Amortization of contract assets to accounts receivable	(1,274)	(1,449)

Balance, end of year	621	1,791

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CONTRACT LIABILITIES

Below is a summary of our contract liabilities from contracts with customers and the significant changes in those balances during the years ended December 31, 2020 and 2019.

	Years ended December 31

(In millions of dollars)	2020	2019

Balance, beginning of year	224	233
Revenue deferred in previous year and recognized as revenue in current year	(184)	(222)
Net additions from contracts with customers	365	213

Balance, end of year	405	224

DEFERRED COMMISSION COST ASSETS

Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the years ended December 31, 2020 and 2019. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

	Years ended December 31

(In millions of dollars)	2020	2019

Balance, beginning of year	305	296
Additions to deferred commission cost assets	248	329
Amortization recognized on deferred commission cost assets	(291)	(320)

Balance, end of year	262	305

UNSATISFIED PORTIONS OF PERFORMANCE OBLIGATIONS

The table below shows the revenue we expect to recognize in the future related to unsatisfied or partially satisfied performance obligations as at December 31, 2020. The unsatisfied portion of the transaction price of the performance obligations relates to monthly services; we expect to recognize it over the next three to five years.

(In millions of dollars)	2021	2022	2023	Thereafter	Total

Telecommunications service	2,072	741	188	149	3,150

We have elected to utilize the following practical expedients and not disclose:

•	the unsatisfied portions of performance obligations related to contracts with a duration of one year or less; or
•	the unsatisfied portions of performance obligations where the revenue we recognize corresponds with the amount invoiced to the customer.

DISAGGREGATION OF REVENUE

	Years ended December 31

(In millions of dollars)	2020	2019

Wireless
Service revenue	6,579	7,156
Equipment revenue	1,951	2,094

Total Wireless	8,530	9,250

Cable
Service revenue	3,936	3,940
Equipment revenue	10	14

Total Cable	3,946	3,954

Total Media	1,606	2,072

Corporate items and intercompany eliminations	(166)	(203)

Total revenue	13,916	15,073

NOTE 6: OPERATING COSTS

	Years ended December 31

(In millions of dollars)	2020	2019

Cost of equipment sales	1,946	2,254
Merchandise for resale	261	242
Other external purchases	4,005	4,360
Employee salaries, benefits, and stock-based compensation [1]	1,847	2,005

Total operating costs	8,059	8,861

[1]	Net of government grants received (see note 2).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY

The following accounting policy applies to property, plant and equipment excluding right-of-use assets recognized under IFRS 16. Our accounting policies for right-of-use assets are included in note 8.

Recognition and measurement, including depreciation

We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

•	the cost of materials and direct labour;
•	costs directly associated with bringing the assets to a working condition for their intended use;
•	expected costs of decommissioning the items and restoring the sites on which they are located (see note 20); and
•	borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	5 to 40 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 6 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item’s carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing, including recognition and measurement of an impairment charge

See “Impairment Testing” in note 9 for our policies relating to impairment testing and the related recognition and measurement of impairment charges. The impairment policies for property, plant and equipment are similar to the impairment policies for intangible assets with finite useful lives.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates in determining the recoverable amount of property, plant and equipment. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;
•	terminal growth rates; and
•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the cash-generating unit (CGU), and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU’s industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change

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quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

EXPLANATORY INFORMATION

The table below summarizes our property, plant and equipment as at December 31, 2020, 2019, and 2018.

(In millions of dollars)	December 31, 2020			December 31, 2019			December 31, 2018

	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount

Land and buildings	1,212	(496)	716	1,182	(461)	721	1,125	(428)	697
Cable and wireless networks	22,357	(14,268)	8,089	21,778	(13,814)	7,964	21,024	(13,550)	7,474
Computer equipment and software	6,361	(4,253)	2,108	5,903	(3,749)	2,154	5,514	(3,305)	2,209
Customer premise equipment	1,976	(1,515)	461	1,963	(1,387)	576	1,908	(1,279)	629
Leasehold improvements	625	(313)	312	596	(281)	315	539	(250)	289

Equipment and vehicles	1,320	(839)	481	1,244	(776)	468	1,292	(810)	482

Property, plant and equipment	33,851	(21,684)	12,167	32,666	(20,468)	12,198	31,402	(19,622)	11,780
Right-of-use assets	2,248	(397)	1,851	1,911	(175)	1,736	–	–	–
Total	36,099	(22,081)	14,018	34,577	(20,643)	13,934	31,402	(19,622)	11,780

The tables below summarize the changes in the net carrying amounts of property, plant and equipment during 2020 and 2019.

(In millions of dollars)	December 31, 2019			December 31, 2020

	Net carrying amount	Additions	Acquisitions from business combinations	Depreciation	Disposals and other	Net carrying amount
Land and buildings	721	30	–	(37)	2	716
Cable and wireless networks	7,964	1,334	4	(1,196)	(17)	8,089
Computer equipment and software	2,154	653	37	(747)	11	2,108
Customer premise equipment	576	165	–	(288)	8	461
Leasehold improvements	315	32	1	(36)	–	312
Equipment and vehicles	468	98	1	(86)	–	481

Property, plant and equipment	12,198	2,312	43	(2,390)	4	12,167
Right-of-use assets (note 8)	1,736	337	–	(217)	(5)	1,851

Total property, plant and equipment	13,934	2,649	43	(2,607)	(1)	14,018

(In millions of dollars)	December 31, 2018			December 31, 2019
	Net carrying amount	Effect of IFRS 16 transition	Additions [1]	Depreciation	Disposals and other	Net carrying amount
Land and buildings	697	–	57	(34)	1	721
Cable and wireless networks	7,474	(95)	1,739	(1,157)	3	7,964
Computer equipment and software	2,209	–	644	(706)	7	2,154
Customer premise equipment	629	–	236	(292)	3	576
Leasehold improvements	289	–	60	(33)	(1)	315
Equipment and vehicles	482	–	109	(75)	(48)	468

Property, plant and equipment	11,780	(95)	2,845	(2,297)	(35)	12,198
Right-of-use assets (note 8)	–	1,576	335	(175)	–	1,736

Total property, plant and equipment	11,780	1,481	3,180	(2,472)	(35)	13,934

[1]	Excludes proceeds on disposition of $38 million (see note 29).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment not yet in service and therefore not subject to depreciation as at December 31, 2020 was $848 million (2019 – $1,320 million). During 2020, capitalized interest pertaining to property, plant and equipment was recognized at a weighted average rate of approximately 3.7% (2019 – 3.9%).

In 2019, we disposed of certain assets with a net carrying amount of $38 million. We received total proceeds of $38 million for these assets.

Annually, we perform an analysis to identify fully depreciated assets that have been disposed of. In 2020, this resulted in an adjustment to cost and accumulated depreciation of $978 million (2019 – $1,159 million). The disposals had nil impact on the Consolidated Statements of Income.

NOTE 8: LEASES

ACCOUNTING POLICY

At inception of a contract, we assess whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•	the contract involves the use of an identified asset;
•	we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
•	we have the right to direct the use of the asset.

LESSEE ACCOUNTING

We record a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, consisting of:

•	the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date; plus
•	any initial direct costs incurred; and
•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
•	any lease incentives received.

The right-of-use asset is depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term consists of:

•	the non-cancellable period of the lease;
•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

If we expect to obtain ownership of the leased asset at the end of the lease, we depreciate the right-of-use asset over the underlying asset’s estimated useful life. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We generally use our incremental borrowing rate as the interest rate implicit in our leases cannot be readily determined. The lease liability is subsequently measured at amortized cost using the effective interest rate method.

Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or rate;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether or not we will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset. The lease liability is also remeasured when the underlying lease contract is amended.

We have elected not to separate fixed non-lease components and account for the lease and any fixed non-lease components as a single lease component.

Variable lease payments

Certain leases contain provisions that result in differing lease payments over the term as a result of market rate reviews or changes in the Consumer Price Index (CPI) or other similar indices. We reassess the lease liabilities related to these leases when the index or other data is available to calculate the change in lease payments.

Certain leases require us to make payments that relate to property taxes, insurance, and other non-rental costs. These non-rental costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability.

LESSOR ACCOUNTING

When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

In order to classify each lease as either finance or operating, we make an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If it does, the lease is a finance lease; if not, it is an operating lease.

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We act as the lessor on certain collocation leases, whereby, due to certain regulatory requirements, we must allow other telecommunication companies to lease space on our wireless network towers. We do not believe we transfer substantially all of the risks and rewards incidental to ownership of the underlying leased asset to the lessee and therefore classify these leases as operating leases.

If an arrangement contains both lease and non-lease components, we apply IFRS 15 to allocate the consideration in the contract between the lease and the non-lease components.

We recognize lease payments received under operating leases into income on a straight-line basis. All of the leases for which we act as lessor are classified as operating leases.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

JUDGMENTS

We make judgments in determining whether a contract is or contains a lease, which involves assessing whether a contract contains an identified asset (either a physically distinct asset or a capacity portion that represents substantially all of the capacity of the asset). Additionally, the contract should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow the funds necessary to obtain a similar asset at a similar term, with a similar security, in a similar economic environment.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We are typically reasonably certain of exercising extension options on our leases, especially related to our networks, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We reassess whether we are reasonably certain to exercise the options if there is a significant event or significant change in circumstance within our control and account for any changes at the date of the reassessment.

EXPLANATORY INFORMATION

We primarily lease land and buildings relating to our wireless and cable networks, our retail store presence, and certain of our offices and other corporate buildings, as well as customer premise equipment. The non-cancellable contract periods for our leases typically range from five to fifteen years. Variable lease payments during 2020 were $23 million (2019 – $22 million).

LEASE LIABILITIES

Below is a summary of the activity related to our lease liabilities for the twelve months ended December 31, 2020. Certain of our lease liabilities are secured by the underlying right-of-use assets; the underlying right-of-use assets have a net carrying amount of $240 million as at December 31, 2020 (2019 – $114 million).

	Years ended December 31
(In millions of dollars)	2020	2019

Lease liabilities, beginning of year	1,725	1,545

Net additions	320	335

Interest expense on lease liabilities	70	61

Interest payments on lease liabilities	(67)	(49)

Principal payments of lease liabilities	(213)	(167)

Lease liabilities, end of year	1,835	1,725

Current liability	278	230

Long-term liability	1,557	1,495

Lease liabilities	1,835	1,725

NOTE 9: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY

RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION

Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin recognizing amortization on intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately acquired intangible asset comprises:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
•	any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives

We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and certain brand names.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Finite useful lives

We amortize intangible assets with finite useful lives, other than acquired program rights, into depreciation and amortization on the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 10 years

Acquired program rights

Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize program rights on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in operating costs on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the rights are aired or are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years’ rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in other current assets on our Consolidated Statements of Financial Position, as the rights will be consumed within the next twelve months.

Goodwill

We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING

We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment once per year as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire CGU to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies of the business combination from which the goodwill arose.

Recognition and measurement of an impairment charge

An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and
•	value in use.

If our estimate of the asset’s or CGU’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset’s or CGU’s carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We use estimates in determining the recoverable amount of intangible assets and goodwill. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;
•	terminal growth rates; and
•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU’s industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

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We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS

We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing.

EXPLANATORY INFORMATION

The table below summarizes our intangible assets as at December 31, 2020, 2019, and 2018.

(In millions of dollars)	December 31, 2020				December 31, 2019				December 31, 2018

	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount

Indefinite-life intangible assets:
Spectrum licences	8,371	–	–	8,371	8,331	–	–	8,331	6,600	–	–	6,600
Broadcast licences	333	–	(99)	234	333	–	(99)	234	333	–	(99)	234
Brand names	420	(270)	(14)	136	420	(270)	(14)	136	420	(270)	(14)	136

Finite-life intangible assets:
Customer relationships	1,623	(1,589)	–	34	1,611	(1,578)	–	33	1,609	(1,562)	–	47
Acquired program rights	233	(77)	(5)	151	253	(77)	(5)	171	251	(58)	(5)	188
Total intangible assets	10,980	(1,936)	(118)	8,926	10,948	(1,925)	(118)	8,905	9,213	(1,890)	(118)	7,205
Goodwill	4,194	–	(221)	3,973	4,144	–	(221)	3,923	4,126	–	(221)	3,905
Total intangible assets and goodwill	15,174	(1,936)	(339)	12,899	15,092	(1,925)	(339)	12,828	13,339	(1,890)	(339)	11,110

The tables below summarize the changes in the net carrying amounts of intangible assets and goodwill in 2020 and 2019.

(In millions of dollars)	December 31, 2019		December 31, 2020
	Net carrying amount	Net additions	Amortization [1]	Net carrying amount

Spectrum licences	8,331	40	–	8,371
Broadcast licences	234	–	–	234
Brand names	136	–	–	136
Customer relationships	33	12	(11)	34
	8,734	52	(11)	8,775
Acquired program rights	171	57	(77)	151

Total intangible assets	8,905	109	(88)	8,926
Goodwill	3,923	50	–	3,973
Total intangible assets and goodwill	12,828	159	(88)	12,899

[1]

Of the $88 million of total amortization, $77 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $11 million in depreciation and amortization on the Consolidated Statements of Income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of dollars)	December 31, 2018		December 31, 2019
	Net carrying amount	Net additions	Amortization [1]	Net carrying amount
Spectrum licences	6,600	1,731	–	8,331
Broadcast licences	234	–	–	234
Brand names	136	–	–	136
Customer relationships	47	2	(16)	33
	7,017	1,733	(16)	8,734
Acquired program rights	188	60	(77)	171
Total intangible assets	7,205	1,793	(93)	8,905
Goodwill	3,905	18	–	3,923
Total intangible assets and goodwill	11,110	1,811	(93)	12,828

[1]

Of the $93 million of total amortization, $77 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $16 million in depreciation and amortization on the Consolidated Statements of Income.

ANNUAL IMPAIRMENT TESTING

For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, correspond to our operating segments as disclosed in note 4.

Below is an overview of the methods and key assumptions we used in 2020 to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)
Wireless	1,160	8,465	Value in use	5	0.5	8.4
Cable	1,858	–	Value in use	5	1.5	7.8
Media	955	235	Fair value less cost to sell	5	2.0	9.6

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2020 or 2019 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values.

NOTE 10: RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2020, we incurred $185 million (2019 – $139 million) in restructuring, acquisition and other expenses. In 2020, these costs were primarily incremental, temporary employee compensation and other costs incurred in response to COVID-19 as well as severance costs associated with the targeted restructuring of our employee base. In 2019, these costs were primarily severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

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NOTE 11: FINANCE COSTS

	Years ended December 31
(In millions of dollars)	Note	2020	2019
Interest on borrowings [1]		780	746
Interest on lease liabilities	8	70	61
Interest on post-employment benefits liability	23	13	11
Loss on repayment of long-term debt	21	–	19
Loss (gain) on foreign exchange		107	(79)
Change in fair value of derivative instruments		(97)	80
Capitalized interest		(19)	(19)
Other		27	21
Total finance costs		881	840

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

FOREIGN EXCHANGE AND CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS

We recognized $107 million in net foreign exchange losses in 2020 (2019 – $79 million in net gains). These losses and gains were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings (see note 17).

These foreign exchange losses (2019 – gains) were offset by the $97 million gain related to the change in fair value of derivatives (2019 – $80 million loss) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

NOTE 12: OTHER EXPENSE (INCOME)

	Years ended December 31
(In millions of dollars)	Note	2020	2019
Losses from associates and joint ventures	18	40	25
Other investment income		(39)	(35)
Total other expense (income)		1	(10)

NOTE 13: INCOME TAXES

ACCOUNTING POLICY

Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:

•	the same taxable entity; or
•	different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2020	2019
Total current tax expense	712	269
Deferred tax (recovery) expense:
(Reversal) origination of temporary differences	(129)	466
Revaluation of deferred tax balances due to legislative changes	(3)	(23)
Total deferred tax (recovery) expense	(132)	443
Total income tax expense	580	712

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31
(In millions of dollars, except tax rates)	2020	2019
Statutory income tax rate	26.6%	26.7%
Income before income tax expense	2,172	2,755
Computed income tax expense	578	736
Increase (decrease) in income tax expense resulting from:
Non-deductible portion of equity losses	10	7
Income tax adjustment, legislative tax change	(3)	(23)
Non-taxable portion of capital gains	–	(2)
Other	(5)	(6)
Total income tax expense	580	712
Effective income tax rate	26.7%	25.8%

DEFERRED TAX ASSETS AND LIABILITIES

Below is a summary of the movement of net deferred tax assets and liabilities during 2020 and 2019.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total
December 31, 2019	(1,366)	(1,318)	(168)	12	(570)	(27)	(3,437)
(Expense) recovery in net income	(108)	(129)	(2)	4	387	(20)	132
Recovery in other comprehensive income	–	–	40	–	–	82	122
Acquisitions	(10)	(3)	–	–	–	–	(13)

December 31, 2020	(1,484)	(1,450)	(130)	16	(183)	35	(3,196)

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total
December 31, 2018	(1,145)	(1,192)	(66)	29	(515)	(21)	(2,910)
Effect of IFRS 16 adoption	–	–	–	–	–	9	9
(Expense) recovery in net income	(221)	(126)	2	(17)	(55)	(26)	(443)
(Expense) recovery in other comprehensive income	–	–	(104)	–	–	11	(93)

December 31, 2019	(1,366)	(1,318)	(168)	12	(570)	(27)	(3,437)

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We have not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2020	2019
Realized and accrued capital losses in Canada that can be applied against future capital gains	82	41
Tax losses in foreign jurisdictions that expire between 2023 and 2039	67	67
Deductible temporary differences in foreign jurisdictions	43	41
Total unrecognized temporary differences	192	149

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences is not expected to result in any significant tax implications.

NOTE 14: EARNINGS PER SHARE

ACCOUNTING POLICY

We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of RCI, they are considered potentially dilutive and are included in the calculation of our diluted net earnings per share if they have a dilutive impact in the period.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2020	2019
Numerator (basic) – Net income for the year	1,592	2,043
Denominator – Number of shares (in millions):
Weighted average number of shares outstanding – basic	505	512
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1
Weighted average number of shares outstanding – diluted	506	513
Earnings per share:
Basic	$3.15	$3.99
Diluted	$3.13	$3.97

For the years ended December 31, 2020 and 2019, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the year ended December 31, 2020 was reduced by $7 million (2019 – $6 million) in the diluted earnings per share calculation.

For the year ended December 31, 2020, there were 3,895,948 options out of the money (2019 – 1,077,875) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY

Accounts receivable represent amounts owing to us that are currently due and collectible, as well as amounts owed to us under device or accessory financing agreements that have not yet been billed. We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value, and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	Note	2020	2019
Customer accounts receivable		3,170	1,727
Other accounts receivable		656	785
Allowance for doubtful accounts	17	(222)	(60)
Total accounts receivable		3,604	2,452
Current		2,856	2,376
Long-term		748	76
Total accounts receivable		3,604	2,452

The long-term portion of our accounts receivable is recorded within “financing receivables” on our Consolidated Statements of Financial Position and is composed of our financing receivables that will be billed to customers beyond the next 12 months.

NOTE 16: INVENTORIES

ACCOUNTING POLICY

We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a weighted average cost basis for wireless devices and accessories and a first-in, first-out basis for other finished goods and merchandise) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2020	2019
Wireless devices and accessories	399	380
Other finished goods and merchandise	80	80
Total inventories	479	460

Cost of equipment sales and merchandise for resale includes $2,207 million of inventory costs for 2020 (2019 – $2,496 million).

NOTE 17: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY

Recognition

We initially recognize cash and cash equivalents, bank advances, accounts receivable, financing receivables, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement

We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit and loss (FVTPL) or FVTOCI, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments.

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The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification and measurement method
Financial assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Financing receivables	Amortized cost
Investments, measured at FVTOCI	FVTOCI with no reclassification to net income [1]

Financial liabilities
Bank advances	Amortized cost
Short-term borrowings	Amortized cost
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Lease liabilities	Amortized cost

Derivatives [2]
Debt derivatives [3]	FVTOCI and FVTPL
Bond forwards	FVTOCI
Expenditure derivatives	FVTOCI
Equity derivatives	FVTPL [4]

[1]	Subsequently measured at fair value with changes recognized in the FVTOCI investment reserve.
[2]

Derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[3]

Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and are measured at FVTPL. Debt derivatives related to our senior notes and debentures are designated as hedges for accounting purposes and are measured at FVTOCI.

[4]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

Offsetting financial assets and financial liabilities

We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative instruments

We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivatives	The risk they manage	Types of derivative instruments

Debt derivatives

Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities

Cross-currency interest rate exchange agreements Forward foreign exchange agreements

Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements

Equity derivatives	Impact of fluctuations in share price on stock-based compensation expense	Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives. Embedded derivatives are separated from the host contract and accounted for as separate derivatives if the host contract is not a financial asset and certain criteria are met.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hedge ratio

Our policy is to hedge 100% of the foreign currency risk arising from principal and interest payment obligations on US dollar-denominated senior notes and debentures using debt derivatives. We also hedge up to 100% of the remaining lease payments when we enter into debt derivatives on our US dollar-denominated lease liabilities. We typically hedge up to 100% of forecast foreign currency expenditures net of foreign currency cash inflows using expenditure derivatives. From time to time, we hedge up to 100% of the interest rate risk on forecast future senior note issuances using bond forwards.

Hedging reserve

The hedging reserve represents the accumulated change in fair value of our derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs and discounts

We defer transaction costs and discounts associated with issuing long-term debt and direct costs we pay to lenders to obtain certain credit facilities and amortize them using the effective interest method over the life of the related instrument.

FVTOCI investment reserve

The FVTOCI investment reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Impairment (expected credit losses)

We consider the credit risk of a financial asset at initial recognition and at each reporting period thereafter until it is derecognized. For a financial asset that is determined to have low credit risk at the reporting date and that has not had significant increases in credit risk since initial recognition, we measure any impairment loss based on the credit losses we expect to recognize over the next twelve months. For other financial assets, we will measure an impairment loss based on the lifetime expected credit losses. Certain assets, such as trade receivables, financing receivables and contract assets without significant financing components, must always be recorded at lifetime expected credit losses.

Lifetime expected credit losses are estimates of all possible default events over the expected life of a financial instrument. Twelve-month expected credit losses are estimates of all possible default events within twelve months of the reporting date or over the expected life of a financial instrument, whichever is shorter.

Financial assets that are significant in value are assessed individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:

•

Contract assets – we measure an impairment loss for contract assets based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 5).

•

Accounts receivable – we measure an impairment loss for accounts receivable based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 15).

•

Financing receivables – we measure an impairment loss for financing receivables based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 15).

•

Investments measured at FVTOCI – we measure an impairment loss for equity investments measured at FVTOCI as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is recognized in the FVTOCI investment reserve.

We consider financial assets to be in default when, in the case of contract assets, accounts receivable, and financing receivables, the counterparty is unlikely to satisfy its obligations to us in full. Our investments measured at FVTOCI cannot default. To determine if our financial assets are in default, we consider the amount of time for which it has been outstanding, the reason for the amount being outstanding (for example, if the customer has ongoing service or, if they have been deactivated, whether voluntarily or involuntarily), and the risk profile of the underlying customers. We typically write-off accounts receivable when they have been outstanding for a significant period of time.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments’ discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

JUDGMENTS

We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

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EXPLANATORY INFORMATION

We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our potential risk exposures by financial instrument.

Financial instrument	Financial risks
Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Financing receivables	Credit
Investments, measured at FVTOCI	Liquidity, market price, and foreign exchange

Financial liabilities
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate
Lease liabilities	Liquidity and foreign exchange
Derivatives [1]
Debt derivatives	Credit, liquidity, and foreign exchange
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price

[1]	Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK

Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our accounts receivable, our financing receivables, and to our debt, expenditure, and equity derivatives. Our broad customer base limits the concentration of this risk. Our accounts receivable and financing receivables on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts.

Accounts receivable

Our accounts receivable do not contain significant financing components as defined by IFRS 15 and therefore we measure our allowance for doubtful accounts using lifetime expected credit losses related to our accounts receivable. We believe the allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable. As at December 31, 2020, $349 million (2019 – $464 million) of gross accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Below is a summary of the aging of our customer accounts receivable, including financing receivables, net of the respective allowances for doubtful accounts.

	As at December 31
(In millions of dollars)	2020	2019
Customer accounts receivable
Unbilled financing receivables	1,806	148
Less than 30 days past billing date	793	1,053
30-60 days past billing date	207	274
61-90 days past billing date	66	90
Greater than 90 days past billing date	76	102
Total customer accounts receivable (net of allowances of $222 and $60, respectively)	2,948	1,667
Total contract assets (net of allowance of $28 and $54, respectively)	621	1,791
Total customer accounts receivable and contract assets	3,569	3,458

Below is a summary of the activity related to our allowance for doubtful accounts on total customer accounts receivable and contract assets.

	Years ended December 31
(In millions of dollars)	2020	2019
Balance, beginning of year	114	127
Allowance for doubtful accounts expense	307	238
Net use	(171)	(251)

Balance, end of year	250	114

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that our current credit loss experience will continue.

The increase in allowance for doubtful accounts primarily reflects the changing economic conditions during COVID-19. Due to the uncertainty surrounding its condition and potential outcome, and the unpredictable and continuously changing impacts and related government responses, there is more risk and uncertainty incorporated into our assumptions and expectations, which significantly affected estimates related to our expected credit losses and allowance for doubtful accounts. As a result, we recognized an incremental $90 million in bad debt expense based on changing economic conditions.

Derivative instruments

Credit risk related to our debt derivatives, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A to AA-.

LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 3). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2020 and 2019.

December 31, 2020 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	1,221	1,221	1,221	–	–	–
Accounts payable and accrued liabilities	2,714	2,714	2,714	–	–	–
Long-term debt	18,201	18,373	1,450	3,274	1,490	12,159
Lease liabilities	1,835	2,353	278	647	300	1,128
Other long-term financial liabilities	22	22	–	14	2	6
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	2,134	1,305	829	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(2,024)	(1,222)	(802)	–	–
Equity derivative instruments	–	(34)	(34)	–	–	–
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	–	11,114	86	2,516	937	7,575
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(11,702)	(81)	(2,772)	(891)	(7,958)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	–	585	585	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(573)	(573)	–	–	–
Net carrying amount of derivatives (asset)	(1,011)
	22,982	24,183	5,729	3,706	1,838	12,910

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2019 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	2,238	2,238	2,238	–	–	–
Accounts payable and accrued liabilities	3,033	3,033	3,033	–	–	–
Long-term debt	15,967	16,130	–	2,050	2,353	11,727
Lease liabilities	1,725	2,220	230	413	326	1,251
Other long-term financial liabilities	26	26	–	12	7	7
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	1,287	1,248	39	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,286)	(1,247)	(39)	–	–
Equity derivative instruments	–	(55)	(55)	–	–	–
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	–	9,903	–	–	1,392	8,511
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(10,780)	–	–	(1,753)	(9,027)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	–	1,622	1,622	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(1,593)	(1,593)	–	–	–
Bond forwards	–	–	–	–	–	–
Net carrying amount of derivatives (asset)	(1,439)
	21,550	22,745	5,476	2,475	2,325	12,469

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

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Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2020 and 2019.

December 31, 2020 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	747	1,322	1,167	8,331

December 31, 2019 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	735	1,299	1,121	8,763

MARKET PRICE RISK

Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our investments measured at FVTOCI or our share price will affect our income, cash flows, or the value of our financial instruments. The derivative instruments we use to manage this risk are described in this note.

Market price risk – publicly traded investments

We manage risk related to fluctuations in the market prices of our investments in publicly traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives, or short selling with respect to our publicly traded investments.

Market price risk – Class B Non-Voting Shares

Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by changes in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Share would not have a material effect on net income.

FOREIGN EXCHANGE RISK

We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities. We designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments and lease contracts, respectively. We have not designated the debt derivatives related to our US CP program as hedges for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecast operational and capital expenditures. As at December 31, 2020, all of our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2020.

INTEREST RATE RISK

We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings and bank credit facilities. As at December 31, 2020, 93.6% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2019 – 87.2%).

Sensitivity analysis

Below is a sensitivity analysis for significant exposures with respect to our publicly traded investments, expenditure derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2020 and 2019 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2020	2019	2020	2019
Share price of publicly traded investments $1 change	–	–	14	14
Expenditure derivatives – change in foreign exchange rate $0.01 change in Cdn$ relative to US$	–	–	12	7
Floating interest rate senior notes 1% change in interest rates	7	–	–	–
Short-term borrowings 1% change in interest rates	9	17	–	–

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DERIVATIVE INSTRUMENTS

As at December 31, 2020 and 2019, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. Below is a summary of our net asset (liability) position for our various derivatives.

	As at December 31, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,550	1.0795	4,912	1,405
As liabilities	4,642	1.3359	6,201	(307)
Short-term debt derivatives not accounted for as hedges:
As liabilities	449	1.2995	583	(12)
Net mark-to-market debt derivative asset				1,086
Expenditure derivatives accounted for as cash flow hedges:
As liabilities	1,590	1.3421	2,134	(109)
Equity derivatives not accounted for as hedges:
As assets			238	34
Net mark-to-market asset				1,011

	As at December 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,800	1.1357	6,587	1,508
As liabilities	2,570	1.3263	3,409	(96)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,223	1.3227	1,618	(29)
Net mark-to-market debt derivative asset				1,383
Expenditure derivatives accounted for as cash flow hedges:
As assets	270	1.2391	335	16
As liabilities	720	1.3228	952	(15)
Net mark-to-market expenditure derivative asset				1
Equity derivatives not accounted for as hedges:
As assets	–	–	223	55
Net mark-to-market asset				1,439

Below is a summary of the net cash proceeds (payments) on debt derivatives.

	Years ended December 31
(In millions of dollars)	2020	2019
Proceeds on debt derivatives related to US commercial paper	5,542	17,056
Proceeds on debt derivatives related to credit facility borrowings	1,364	564
Proceeds on debt derivatives related to senior notes	–	–
Total proceeds on debt derivatives	6,906	17,620
Payments on debt derivatives related to US commercial paper	(5,441)	(17,069)
Payments on debt derivatives related to credit facility borrowings	(1,385)	(561)
Payments on debt derivatives related to senior notes	–	–
Total payments on debt derivatives	(6,826)	(17,630)
Net proceeds (payments) on settlement of debt derivatives	80	(10)

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Below is a summary of the changes in fair value of our derivative instruments for 2020 and 2019.

Year ended December 31, 2020 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of year	1,412	(29)	1	55	1,439
Proceeds received from settlement of derivatives	–	(6,906)	(1,261)	1	(8,166)
Payment on derivatives settled	–	6,826	1,221	–	8,047
(Decrease) increase in fair value of derivatives	(314)	97	(70)	(22)	(309)
Derivative instruments, end of year	1,098	(12)	(109)	34	1,011

Mark-to-market asset	1,405	–	–	34	1,439
Mark-to-market liability	(307)	(12)	(109)	–	(428)
Mark-to-market asset (liability)	1,098	(12)	(109)	34	1,011

Year ended December 31, 2019 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of year	1,332	41	(87)	122	92	1,500
Proceeds received from settlement of derivatives	–	(17,620)	–	(1,194)	(15)	(18,829)
Payment on derivatives settled	–	17,630	111	1,124	–	18,865
Increase (decrease) in fair value of derivatives	80	(80)	(24)	(51)	(22)	(97)
Derivative instruments, end of year	1,412	(29)	–	1	55	1,439

Mark-to-market asset	1,508	–	–	16	55	1,579
Mark-to-market liability	(96)	(29)	–	(15)	–	(140)
Mark-to-market asset (liability)	1,412	(29)	–	1	55	1,439

Below is a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31
(In millions of dollars)	2020	2019
Current asset	61	101
Long-term asset	1,378	1,478
	1,439	1,579
Current liability	(110)	(50)
Long-term liability	(318)	(90)
	(428)	(140)
Net mark-to-market asset	1,011	1,439

As at December 31, 2020, US$9.2 billion notional amount of our outstanding debt derivatives have been designated as hedges for accounting purposes (2019 – US$8.4 billion). As at December 31, 2020, 100% of our outstanding expenditure derivatives have been designated as hedges for accounting purposes (2019 – 100%).

Debt derivatives

We use cross-currency interest exchange agreements to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments, credit facility borrowings, and commercial paper borrowings (see note 19). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility borrowings or commercial paper borrowings as hedges for accounting purposes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2020 and 2019, we entered and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

	Year ended December 31, 2020			Year ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	970	1.428	1,385	420	1.336	561
Debt derivatives settled	970	1.406	1,364	420	1.343	564
Net cash (paid) received			(21)			3

Commercial paper program
Debt derivatives entered	3,316	1.329	4,406	12,897	1.328	17,127
Debt derivatives settled	4,091	1.330	5,441	12,847	1.329	17,069
Net cash received (paid)			101			(13)

In 2020 and 2019, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued during these years (see note 21). Below is a summary of the debt derivatives we entered to hedge senior notes issued during 2020 and 2019.

(In millions of dollars, except for coupon and interest rates) Effective date		US$		Hedging effect
	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019
2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676
November 12, 2019	1,000	2049	3.700%	3.996%	1,308

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

During the year, concurrent with the issuances of our US$750 million senior notes, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $1,019 million from the issuances.

In 2019, concurrent with the issuances of our US$1,250 million and US$1,000 million senior notes, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $1,676 million and $1,308 million, respectively, from the issuances.

During 2020 and 2019, we entered and settled debt derivatives related to our outstanding lease liabilities as follows:

	Year ended December 31, 2020			Year ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Debt derivatives entered	115	1.374	158	70	1.314	92
Debt derivatives settled	43	1.372	59	–	n/a	–

As at December 31, 2020, we had US$142 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2019 – US$70 million) with terms to maturity ranging from January 2021 to December 2023 (2019 – January 2020 to December 2022), at an average rate of $1.35/US$ (2019 – $1.32/US$)

Bond forwards

During the year ended December 31, 2019, we exercised a $500 million notional bond forward due 2019 in relation to the issuance of the $1 billion senior notes due 2029 and paid $54 million to settle the derivative. We also exercised a $400 million notional bond forward due 2019 in relation to the issuance of the US$1.25 billion senior notes due 2049 and paid $57 million to settle the derivative. As at December 31, 2020 and 2019, we had no outstanding bond forwards.

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Expenditure derivatives

Below is a summary of the expenditure derivatives we entered and settled during 2020 and 2019 to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2020			Year ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	1,560	1.343	2,095	810	1.321	1,070
Expenditure derivatives settled	940	1.299	1,221	900	1.249	1,124

As at December 31, 2020, we had US$1,590 million of expenditure derivatives outstanding (2019 – US$990 million), at an average rate of $1.34/US$ (2019 – $1.30/US$), with terms to maturity ranging from January 2021 to December 2022 (2019 – January 2020 to December 2021). As at December 31, 2020, our outstanding expenditure derivatives maturing in 2021 were hedged at an average exchange rate of $1.36/US$.

Equity derivatives

We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs (see note 25). The equity derivatives were originally entered into at a weighted average price of $50.37 with terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2020, we had equity derivatives outstanding for 4.6 million (2019 – 4.3 million) Class B Non-Voting Shares with a weighted average price of $51.82 (2019 – $51.76).

During the year ended December 31, 2020, we made net payments of $1 million to reset the weighted average price to $54.16 and reset the expiry dates to April 2021 (from April 2020) on 0.5 million equity derivatives.

During the year ended December 31, 2020, we entered into 0.3 million equity derivatives (2019 – nil) with a weighted average price of $56.08 (2019 – nil). During the year ended December 31, 2019, we settled 0.7 million equity derivatives at a weighted average price of $71.66 for net proceeds of $16 million.

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to March 2021 and April 2021.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term natures of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices;
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2020 and 2019 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Below is a summary of the financial instruments carried at fair value.

	As at December 31
	Carrying value		Fair value (Level 1)		Fair value (Level 2)
(In millions of dollars)	2020	2019	2020	2019	2020	2019
Financial assets
Investments, measured at FVTOCI:
Investments in publicly traded companies	1,535	1,831	1,535	1,831	–	–
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,405	1,508	–	–	1,405	1,508
Expenditure derivatives accounted for as cash flow hedges	–	16	–	–	–	16
Equity derivatives not accounted for as cash flow hedges	34	55	–	–	34	55
Total financial assets	2,974	3,410	1,535	1,831	1,439	1,579
Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	307	96	–	–	307	96
Debt derivatives not accounted for as hedges	12	29	–	–	12	29
Expenditure derivatives accounted for as cash flow hedges	109	15	–	–	109	15
Total financial liabilities	428	140	–	–	428	140

Below is a summary of the fair value of our long-term debt.

	As at December 31
(In millions of dollars)		2020		2019
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	18,201	22,006	15,967	18,354

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2020 and 2019.

NOTE 18: INVESTMENTS

ACCOUNTING POLICY

Investments in publicly traded and private companies

We have elected to irrevocably classify our investments in companies over which we do not have control or significant influence as FVTOCI with no subsequent reclassification to net income because we do not hold these investments with the intent of short-term trading. We account for them as follows:

•	publicly traded companies – at fair value based on publicly quoted prices; and
•	private companies – at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements

An entity is an associate when we have significant influence over the entity’s financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:

•	joint ventures – when we have the rights to the net assets of the arrangement; and
•	joint operations – when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity’s income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures

At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

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EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2020	2019
Investments in:
Publicly traded companies	1,535	1,831
Private companies	97	107
Investments, measured at FVTOCI	1,632	1,938
Investments, associates and joint ventures	904	892
Total investments	2,536	2,830

INVESTMENTS, MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Publicly traded companies

We hold a number of interests in publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc. This year, we recognized realized losses of nil and unrealized losses of $296 million (2019 – nil of realized losses and $780 million of unrealized gains) in other comprehensive income.

INVESTMENTS, ASSOCIATES AND JOINT VENTURES

We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)

MLSE, a sports and entertainment company, owns and operates the Scotiabank Arena, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, MLS’ Toronto FC, the CFL’s Toronto Argonauts, the AHL’s Toronto Marlies, and other assets. We, along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

Glentel

Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by BCE. Our investment in Glentel is accounted for as a joint venture using the equity method.

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31
(In millions of dollars)	2020	2019
Current assets	512	491
Long-term assets	3,409	3,501
Current liabilities	(857)	(906)
Long-term liabilities	(1,358)	(1,407)
Total net assets	1,706	1,679
Our share of net assets	900	851
Revenue	1,310	2,314
Expenses	(1,410)	(2,366)
Net loss	(100)	(52)
Our share of net loss	(40)	(24)

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value.

NOTE 19: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at December 31, 2020 and 2019.

	As at December 31
(In millions of dollars)	2020	2019
Receivables securitization program	650	650
US commercial paper program	571	1,588
Total short-term borrowings	1,221	2,238

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from US commercial paper	3,316	1.329	4,406	12,897	1.328	17,127
Repayment of US commercial paper	(4,098)	1.355	(5,552)	(12,876)	1.328	(17,094)
Net (repayment of) proceeds received from US commercial paper			(1,146)			33
Proceeds received from credit facilities	–	–	–	420	1.336	561
Repayment of credit facilities	–	–	–	(420)	1.343	(564)
Net repayment of credit facilities			–			(3)
Net (repayment of) proceeds received from short-term borrowings			(1,146)			30

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RECEIVABLES SECURITIZATION PROGRAM

We participate in a receivables securitization program with a Canadian financial institution that allows us to sell certain trade receivables into the program. On December 23, 2020, we entered into a new receivables securitization program to replace our previous accounts receivable securitization program. The new program enables us to sell certain trade accounts receivable and financing receivables into the program, with the proceeds recorded in current liabilities as revolving floating rate loans of up to $1.2 billion, an increase from $1.05 billion in the previous program. Similar to the previous program, we will continue to service the receivables and they will continue to be recorded as accounts receivable or financing receivables, as applicable, on our Consolidated Statement of Financial Position.

The terms of our receivables securitization program are committed until its expiry on December 22, 2023. Initial funding of $650 million was available on December 23, 2020 and increased to a minimum of $800 million on January 25, 2021. The buyer’s interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

As at December 31, 2020, the proceeds of the sales were committed up to a maximum of $1,200 million (2019 – $1,050 million) and the program has a term of three years, ending on December 22, 2023.

	As at December 31
(In millions of dollars)	2020	2019
Receivables sold to buyer as security	2,130	1,359
Short-term borrowings from buyer	(650)	(650)
Overcollateralization	1,480	709

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivable we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as short-term borrowings. The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

US COMMERCIAL PAPER PROGRAM

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. Borrowings under our US CP program are classified as short-term borrowings on our Consolidated Statements of Financial Position when they are due within one year from the date of the financial statements.

Below is a summary of the activity relating to our US CP program for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
US commercial paper, beginning of year	1,223	1.298	1,588	1,177	1.364	1,605
Net (repayment of) proceeds received from US commercial paper	(782)	1.465	(1,146)	21	1.571	33
Discounts on issuance [1]	8	1.250	10	25	1.320	33
Loss (gain) on foreign exchange [1]			119			(83)
US commercial paper, end of year	449	1.272	571	1,223	1.298	1,588

[1]	Included in finance costs.

Concurrent with the US CP borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US

CP program (see note 17). We have not designated these debt derivatives as hedges for accounting purposes.

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NOTE 20: PROVISIONS

ACCOUNTING POLICY

Decommissioning and restoration costs

We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in property, plant and equipment (as property, plant and equipment or a right-of-use asset, as applicable based on the underlying asset) and depreciate the asset based on the corresponding asset’s useful life following our depreciation policies for property, plant and equipment and right-of-use assets, as applicable. We recognize the accretion of the liability as a charge to finance costs on the Consolidated Statements of Income.

Restructuring

We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan’s main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as provisions; otherwise they are recognized as accrued liabilities. All charges are recognized in restructuring, acquisition and other on the Consolidated Statements of Income (see note 10).

Onerous contracts

We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

JUDGMENTS

Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

EXPLANATORY INFORMATION

(In millions of dollars)	Decommissioning Liabilities	Other	Total
December 31, 2019	41	3	44
Additions	–	1	1
Adjustments to existing provisions	5	–	5
Amounts used	(1)	(3)	(4)
December 31, 2020	45	1	46
Current (recorded in “other current liabilities”)	4	–	4
Long-term	41	1	42

Decommissioning and restoration costs

Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21: LONG-TERM DEBT

					As at December 31
(In millions of dollars, except interest rates)	Due date	Principal amount		Interest rate	2020	2019
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2022	US	750	Floating	955	–
Senior notes	2023	US	500	3.000%	637	649
Senior notes	2023	US	850	4.100%	1,082	1,104
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	890	909
Senior notes	2026	US	500	2.900%	637	649
Senior notes	2027		1,500	3.650%	1,500	–
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior debentures [1]	2032	US	200	8.750%	255	260
Senior notes	2038	US	350	7.500%	446	455
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	637	649
Senior notes	2043	US	650	5.450%	827	844
Senior notes	2044	US	1,050	5.000%	1,337	1,365
Senior notes	2048	US	750	4.300%	955	973
Senior notes	2049	US	1,250	4.350%	1,592	1,624
Senior notes	2049	US	1,000	3.700%	1,273	1,299
					18,373	16,130
Deferred transaction costs and discounts					(172)	(163)
Less current portion					(1,450)	–

Total long-term debt					16,751	15,967

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2020 and 2019.

Each of the above senior notes and debentures are unsecured and, as at December 31, 2020, were guaranteed by RCCI, ranking equally with all of RCI’s other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 17).

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The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	970	1.428	1,385	–	–	–
Credit facility repayments (US$)	(970)	1.406	(1,364)	–	–	–
Net borrowings under credit facilities			21			–

Senior note issuances (Cdn$)			1,500			1,000
Senior note issuances (US$)	750	1.359	1,019	2,250	1.326	2,984
Total senior note issuances			2,519			3,984

Senior note repayments (Cdn$)			–			(1,800)

Net issuance of senior notes			2,519			2,184

Net issuance of long-term debt			2,540			2,184

	Years ended December 31
(In millions of dollars)	2020	2019
Long-term debt net of transaction costs, beginning of year	15,967	14,290
Net issuance of long-term debt	2,540	2,184
Gain on foreign exchange	(297)	(458)
Deferred transaction costs incurred	(23)	(61)
Amortization of deferred transaction costs	14	12
Long-term debt net of transaction costs, end of year	18,201	15,967

WEIGHTED AVERAGE INTEREST RATE

As at December 31, 2020, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivatives and bond forwards, was 4.09% (2019 – 4.30%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES

Our $3.2 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.75% per annum over the bank prime rate or base rate, or 0.85% to 2.75% over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

As at December 31, 2020, we had available liquidity of $2.6 billion (2019 – $1.6 billion) under our $3.3 billion bank and letter of credit facilities (2019 – $3.3 billion), of which we had utilized $0.1 billion (2019 – $0.1 billion) for letters of credit and reserved $0.6 billion to backstop amounts outstanding under our US CP program borrowings (2019 – $1.6 billion).

SENIOR NOTES AND DEBENTURES

We pay interest on all of our fixed-rate senior notes and debentures on a semi-annual basis. We pay interest on our floating rate senior notes on a quarterly basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issuance of senior notes

Below is a summary of the senior notes that we issued in 2020 and 2019.

(In millions of dollars, except interest rates and discounts)
Date issued	Principal amount		Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2020 issuances
March 31, 2020		1,500	2027	3.650%	99.511%	1,500	16
June 22, 2020	US	750	2022	USD LIBOR + 0.60%	100%	1,019	5

2019 issuances
April 30, 2019	US	1,250	2049	4.350%	99.667%	1,676	20
November 12, 2019	US	1,000	2049	3.700%	98.926%	1,308	25

[1]	Gross proceeds before transaction costs and discounts.
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars (see note 17).

Repayment of senior notes and related derivative settlements

We did not repay any senior notes or settle any related debt derivatives during the year ended December 31, 2020. Below is a summary of the repayment of our senior notes during 2019. There were no debt derivatives associated with the 2019 repayments.

(In millions of dollars)
Maturity date	Notional amount (Cdn$)
2019 repayments
March 2019	400
November 2019	500
September 2020, repaid November 2019	900
Total 2019 repayments	1,800

In November 2019, we repaid the entire outstanding principal amount of our $900 million 4.7% senior notes otherwise due in September 2020. For the year ended December 31, 2019, we recognized a $19 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment (see note 11).

PRINCIPAL REPAYMENTS

Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2020.

(In millions of dollars)
2021	1,450
2022	1,555
2023	1,719
2024	600
2025	890
Thereafter	12,159
Total long-term debt	18,373

TERMS AND CONDITIONS

As at December 31, 2020 and 2019, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2020, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

138     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

NOTE 22: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2020	2019
Deferred pension liability	23	590	465
Supplemental executive retirement plan	23	92	73
Stock-based compensation	25	39	47
Derivative instruments	17	318	90
Contract liabilities	5	69	–
Other		41	29
Total other long-term liabilities		1,149	704

NOTE 23: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY

Post-employment benefits – defined benefit pension plans

We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets in excess of interest income, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:

•	expected rates of salary increases for calculating increases in future benefits;
•	mortality rates for calculating the life expectancy of plan members; and
•	past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in operating costs on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits – defined contribution pension plan

In 2016, we closed the defined benefit pension plans to new members and introduced a defined contribution pension plan. This change did not impact current defined benefit members at the time; any employee enrolled in any of the defined benefit pension plans at that date continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the defined contribution pension plan when the employee provides service to the Company.

Termination benefits

We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2020.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principal actuarial assumptions

	2020	2019
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	2.7%	3.2%
Rate of compensation increase	1.0% to 4.5%, based on employee age	1.0% to 4.5%, based on employee age
Mortality rate	CPM2014Priv with Scale CPM-B	CPM2014Priv with Scale CPM-B
Pension expense
Discount rate	3.2%	3.9%
Rate of compensation increase	1.0% to 4.5%, based on employee age	1.0% to 4.5%, based on employee age
Mortality rate	CPM2014Priv with Scale CPM-B	CPM2014Priv with Scale CPM-B

Sensitivity of key assumptions

In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation
(In millions of dollars)	2020	2019
Discount rate
Impact of 0.5% increase	(279)	(233)
Impact of 0.5% decrease	319	266

Rate of future compensation increase
Impact of 0.25% increase	20	17
Impact of 0.25% decrease	(20)	(17)

Mortality rate
Impact of 1 year increase	76	61
Impact of 1 year decrease	(80)	(64)

EXPLANATORY INFORMATION

We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members in 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)‘s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members in 2016.

In addition to the defined benefit pension plans, we provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

During the year ended December 31, 2019, we amended certain of our defined benefit pension plans and recognized a $21 million reduction in past service cost, which was recorded as a reduction of pension expense, included in “operating costs” in the Consolidated Statements of Income.

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:

•	overseeing the funding, administration, communication, and investment management of the plans;
•	selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;
•	proposing, considering, and approving amendments to the plans;
•	proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;
•	reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
•	reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plans. Investment and market return risk is managed by:

•	contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
•	specifying the kinds of investments that can be held in the plans and monitoring compliance;
•	using asset allocation and diversification strategies; and
•	purchasing annuities from time to time.

The defined benefit pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution pension plans are registered with the Financial Services Regulatory Authority, subject to the Ontario Pension

140     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded defined benefit pension plans.

		As at December 31

(In millions of dollars)	Note	2020	2019

Plan assets, at fair value		2,791	2,449

Accrued benefit obligations		(3,365)	(2,900)
Net deferred pension liability		(574)	(451)

Consists of:

Deferred pension asset		16	14

Deferred pension liability	22	(590)	(465)
Net deferred pension liability		(574)	(451)

Below is a summary of our pension fund assets.

	Years ended December 31

(In millions of dollars)	2020	2019

Plan assets, beginning of year	2,449	1,965

Interest income	81	81

Remeasurements, recognized in other comprehensive income and equity	163	277

Contributions by employees	34	36

Contributions by employer	150	179

Benefits paid	(82)	(86)

Administrative expenses paid from plan assets	(4)	(3)

Plan assets, end of year	2,791	2,449

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31

(In millions of dollars)	2020	2019

Accrued benefit obligations, beginning of year	2,900	2,330

Current service cost	146	121

Past service recovery	–	(21)

Interest cost	91	89

Benefits paid	(82)	(86)

Contributions by employees	34	36

Remeasurements, recognized in other comprehensive income and equity	276	431

Accrued benefit obligations, end of year	3,365	2,900

Plan assets are comprised mainly of pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31

(In millions of dollars)	2020	2019
Equity securities	1,689	1,472
Debt securities	1,087	967
Other – cash	15	10

Total fair value of plan assets	2,791	2,449

Below is a summary of our net pension expense. Net interest cost is included in finance costs; other pension expenses are included in salaries and benefits expense in operating costs on the Consolidated Statements of Income.

	Years ended December 31

(In millions of dollars)	2020	2019

Plan cost:

Current service cost	146	121

Past service recovery	–	(21)

Net interest cost	10	8

Net pension expense	156	108

Administrative expense	4	4

Total pension cost recognized in net income	160	112

Net interest cost, a component of the plan cost above, is included in finance costs and is outlined as follows:

	Years ended December 31

(In millions of dollars)	2020	2019

Interest income on plan assets	(81)	(81)

Interest cost on plan obligation	91	89

Net interest cost, recognized in finance costs	10	8

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31

(In millions of dollars)	2020	2019

Return on plan assets (excluding interest income)	163	277

Change in financial assumptions	(272)	(401)

Effect of experience adjustments	(4)	(30)

Remeasurement loss, recognized in other comprehensive income and equity	(113)	(154)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We also provide supplemental unfunded defined benefit pensions to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, remeasurements, and benefits paid.

	Years ended December 31

(In millions of dollars)	2020	2019

Accrued benefit obligation, beginning of year	73	67

Pension expense, recognized in employee salaries and benefits expense	13	2

Net interest cost, recognized in finance costs	3	3

Remeasurements, recognized in other comprehensive income	8	5

Benefits paid	(5)	(4)

Accrued benefit obligation, end of year	92	73

We also have defined contribution plans with total pension expense of $15 million in 2020 (2019 – $12 million), which is included in employee salaries and benefits expense.

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2020	2019

Equity securities:

Domestic	11.9%	12.0%	8% to 18%

International	48.6%	48.1%	37% to 67%

Debt securities	39.0%	39.5%	25% to 45%

Other – cash	0.5%	0.4%	0% to 2%

Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities. As a result, approximately $10 million (2019 – $10 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Below is a summary of the actual contributions to the plans.

	Years ended December 31

(In millions of dollars)	2020	2019

Employer contribution	150	179

Employee contribution	34	36

Total contribution	184	215

We estimate our 2021 employer contributions to our funded plans to be $169 million. The actual value will depend on the results of the 2021 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2020 is 18 years (2019 – 17 years).

Plan assets recognized an actual net gain of $240 million in 2020 (2019 – $355 million net gain).

We have recognized a cumulative loss in other comprehensive income and retained earnings of $592 million as at December 31, 2020 (2019 – $503 million) associated with post-retirement benefit plans.

NOTE 24: SHAREHOLDERS’ EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features	Voting rights
Preferred shares	400,000,000	• Without par value • Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series	• None
RCI Class A Voting Shares	112,474,388	• Without par value • Each share can be converted into one Class B Non-Voting share	• Each share entitled to 50 votes
RCI Class B Non-Voting Shares	1,400,000,000	• Without par value	• None

RCI’s Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI’s Articles of Continuance, in order to ensure that Rogers remains qualified to hold the licences referred to above.

142     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

DIVIDENDS

We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

Date declared	Date paid	Dividend per share (dollars)

January 21, 2020	April 1, 2020	0.50

April 21, 2020	July 2, 2020	0.50

July 21, 2020	October 1, 2020	0.50

October 21, 2020	January 4, 2021	0.50

		2.00

January 24, 2019	April 1, 2019	0.50

April 18, 2019	July 2, 2019	0.50

June 5, 2019	October 1, 2019	0.50

October 23, 2019	January 2, 2020	0.50

		2.00

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On January 27, 2021, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 1, 2021, to shareholders of record on March 10, 2021.

NORMAL COURSE ISSUER BID

In April 2020, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program (2020 NCIB) that allows us to purchase, between April 24, 2020 and April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us. We have not purchased any Class B Non-Voting Shares under the 2020 NCIB.

In April 2019, the TSX accepted a notice of our intention to commence a NCIB program (2019 NCIB) that allowed us to purchase, between April 24, 2019 and April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that could be purchased under the 2019 NCIB for an aggregate purchase price of $500 million. RCI security holders may obtain a copy of this notice, without charge, by contacting us.

In 2019, we purchased 9.9 million shares under our NCIB programs for $655 million. Pursuant to the 2019 NCIB, we repurchased for cancellation 7.7 million Class B Non-Voting Shares for $500 million, thereby purchasing the maximum allowed under the 2019 NCIB. In 2019, pursuant to our NCIB program we commenced in 2018, we repurchased for cancellation 2.2 million Class B Non-Voting Shares for $155 million.

NOTE 25: STOCK-BASED COMPENSATION

ACCOUNTING POLICY

Stock option plans

Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to operating costs using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan

Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in operating costs.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Significant management estimates are used to determine the fair value of stock options, RSUs, and DSUs. The table below shows the weighted average fair value of stock options granted during 2020 and 2019 and the principal assumptions used in applying the Black-Scholes model for non-performance-based options, to determine their fair value at the grant date.

	Years ended December 31

	2020	2019

Weighted average fair value	$5.86	$8.11

Risk-free interest rate	1.7%	1.9%

Dividend yield	3.4%	2.8%

Volatility of Class B Non-Voting Shares	16.1%	16.4%

Weighted average expected life	5.5 years	5.5 years

No performance-based options were issued during the years ended December 31, 2020 and December 31, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

EXPLANATORY INFORMATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31

(In millions of dollars)	2020	2019

Stock options	(1)	1

Restricted share units	49	47

Deferred share units	(3)	4

Equity derivative effect, net of interest receipt	15	18

Total stock-based compensation expense	60	70

As at December 31, 2020, we had a total liability recognized at its fair value of $204 million (2019 – $220 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $165 million (2019 – $173 million) and is included in accounts payable and accrued liabilities. The long-term portion of this is $39 million (2019 – $47 million) and is included in other long-term liabilities (see note 22).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2020 was $103 million (2019 – $106 million).

We paid $60 million in 2020 (2019 – $84 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $60.00 (2019 – $70.97).

STOCK OPTIONS

Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Management Compensation Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options

We granted no performance-based options to certain key executives in 2020 or 2019. These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. As at December 31, 2020, we had 1,068,776 performance options (2019 – 1,068,776) outstanding.

Summary of stock options

Below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2020		Year ended December 31, 2019

(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	3,154,795	$61.82	2,719,612	$53.22

Granted	1,598,590	$62.56	1,179,160	$72.03

Exercised	(17,230)	$54.80	(743,977)	$46.56

Forfeited	(9,521)	$58.45	—	—

Outstanding, end of year	4,726,634	$62.10	3,154,795	$61.82

Exercisable, end of year	1,470,383	$56.75	993,645	$52.38

Below is a summary of the range of exercise prices, the weighted average exercise price, and the weighted average remaining contractual life as at December 31, 2020.

	Options outstanding			Options exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$42.85 – $44.99	153,937	3.82	$44.24	153,937	$44.24

$45.00 – $49.99	499,844	3.00	$48.87	499,844	$48.87

$50.00 – $59.99	890,011	6.41	$58.10	380,499	$57.82

$60.00 – $64.99	2,013,647	8.66	$62.63	134,379	$62.89

$65.00 – $69.99	129,025	8.38	$66.21	41,684	$66.64

$70.00 – $73.00	1,040,170	7.89	$73.00	260,040	$73.00

	4,726,634	7.30	$62.10	1,470,383	$56.75

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Unrecognized stock-based compensation expense as at December 31, 2020 related to stock-option plans was $5 million (2019 – $6 million) and will be recognized in net income over the next four years as the options vest.

RESTRICTED SHARE UNITS

The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we will redeem all of the participants’ RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs

We granted 219,493 performance-based RSUs to certain key executives in 2020 (2019 – 180,896). The number of units that vest and will be paid three years from the grant date will be within 30% to 170% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of RSUs

Below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2020	2019
Outstanding, beginning of year	2,472,774	2,218,925
Granted and reinvested dividends	1,026,067	1,013,900
Exercised	(803,266)	(582,314)
Forfeited	(121,681)	(177,737)
Outstanding, end of year	2,573,894	2,472,774

Unrecognized stock-based compensation expense as at December 31, 2020 related to these RSUs was $50 million (2019 – $56 million) and will be recognized in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNITS

The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs

We granted 10,513 performance-based DSUs to certain key executives in 2020 (2019 – 29,300). The number of units that vest and may be redeemed by the holder three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of DSUs

Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31

(In number of units)	2020	2019

Outstanding, beginning of year	1,741,884	2,004,440

Granted and reinvested dividends	80,252	110,003

Exercised	(192,718)	(348,285)
Forfeited	(9,477)	(24,274)
Outstanding, end of year	1,619,941	1,741,884

Unrecognized stock-based compensation expense as at December 31, 2020 related to these DSUs was nil (2019 – $1 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN

Participation in the plan is voluntary. Employees can contribute up to 10% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25 thousand). The plan administrator purchases Class B Non-Voting Shares on a monthly basis on the open market on behalf of the employee. At the end of each month, we make a contribution of 25% to 50% of the employee’s contribution that month and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $51 million in 2020 (2019 – $51 million).

EQUITY DERIVATIVES

We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 17) and recognized a $15 million expense (2019 – $18 million expense) in stock-based compensation expense for these derivatives.

NOTE 26: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER

Our ultimate controlling shareholder is the Rogers Control Trust (the Trust), which holds voting control of RCI. The beneficiaries of the Trust are members of the Rogers family. Certain directors of RCI represent the Rogers family.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2020 and 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation

Compensation expense for key management personnel included in “employee salaries, benefits, and stock-based compensation” was as follows:

	Years ended December 31
(In millions of dollars)	2020	2019

Salaries and other short-term employee benefits	11	15

Post-employment benefits	2	2

Stock-based compensation [1]	19	20
Total compensation	32	37

[1]	Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

Transactions

We have entered into business transactions with Transcontinental Inc., a company that provides us with printing services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and a Director of RCI.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of related party activity for the business transactions described above.

(In millions of dollars)	Years ended December 31		Outstanding balance as at December 31
	2020	2019	2020	2019
Printing services	4	6	1	–

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS

We have the following material operating subsidiaries as at December 31, 2020 and 2019:

•	Rogers Communications Canada Inc.; and
•	Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. They are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to Rogers as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

We carried out the following business transactions with our associates and joint arrangements, being primarily MLSE (broadcasting rights) and Glentel (Wireless distribution support). Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31

(In millions of dollars)	2020	2019

Revenue	26	69

Purchases	121	212

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31

(In millions of dollars)	2020	2019

Accounts receivable	92	86

Accounts payable and accrued liabilities	59	24

NOTE 27: GUARANTEES

We had the following guarantees as at December 31, 2020 and 2019 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS

As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES

As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

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INDEMNIFICATIONS

We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2020 or 2019. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 28: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY

Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

EXPLANATORY INFORMATION

COMMITMENTS

Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2020.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total

Player contracts [1]	73	87	–	–	160

Purchase obligations [2]	295	178	70	48	591

Program rights [3]	626	1,198	1,078	316	3,218

Total commitments	994	1,463	1,148	364	3,969

[1]	Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[2]	Contractual obligations under service, product, and wireless device contracts to which we have committed.
[3]	Agreements into which we have entered to acquire broadcasting rights for programs and films for periods in excess of one year at contract inception.

Below is a summary of our other contractual commitments that are not included in the table above.

As at December 31

(In millions of dollars)	2020
Acquisition of property, plant and equipment	344
Acquisition of intangible assets	30

Commitments related to associates and joint ventures	405

Total other commitments	779

CONTINGENT LIABILITIES

We have the following contingent liabilities as at December 31, 2020:

Wholesale Internet costing and pricing

On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers’ wholesale high-speed access services, including Rogers’ third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020. On September 10, 2020, the Court dismissed the Cable Carrier’s appeal and simultaneously vacated the interlocutory Stay previously granted. On September 28, 2020, the CRTC issued a Stay of Order 2019-288 (CRTC Stay) pending review of the appropriateness of the rates established in the Order. On November 12, 2020, the Cable Carriers filed a motion for Leave to Appeal the Court’s decision with the Supreme Court of Canada. The Supreme Court of Canada dismissed the request for Leave on February 25, 2021 without reasons.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Due to the CRTC Stay, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC’s order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $210 million, representing the impact on a retroactive basis from March 31, 2016 to December 31, 2020. We estimate the ongoing impact would be between $10 and $15 million per quarter.

System access fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Income taxes

We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 13) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

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NOTE 29: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NET OPERATING ASSETS AND LIABILITIES

	Years ended December 31

(In millions of dollars)	2020	2019
Accounts receivable, excluding financing receivables	455	(174)
Financing receivables	(1,658)	(120)
Contract assets	1,170	(204)
Inventories	(19)	7
Other current assets	(132)	(41)
Accounts payable and accrued liabilities	(326)	61

Contract and other liabilities	177	9

Total change in net operating assets and liabilities	(333)	(462)

CAPITAL EXPENDITURES

	Years ended December 31

(In millions of dollars)	2020	2019
Capital expenditures before proceeds on disposition	2,312	2,845

Proceeds on disposition	–	(38)

Capital expenditures	2,312	2,807

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Glossary of selected industry terms

and helpful links

3G (Third Generation Wireless): The third generation of mobile phone standards and technology. A key goal of 3G standards was to enable mobile broadband data speeds above 384 Kbps. 3G networks enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Advanced services include video and multimedia messaging and broadband wireless data, all in a mobile environment.

3.5G (Enhanced Third Generation Wireless): Evolutionary upgrades to 3G services that provide significantly enhanced broadband wireless data performance to enable multi-megabit data speeds. The key 3.5G technologies in North America are HSPA and CDMA EV-DO.

4G (Fourth Generation Wireless): A technology that offers increased voice, video, and multimedia capabilities, a higher network capacity, improved spectral efficiency, and high-speed data rates over current 3G benchmarks. Also referred to as LTE.

4.5G (Enhanced Fourth Generation Wireless): Evolutionary upgrades to 4G services that enables two to three times the download speeds of 4G technology. 4.5G technology has been designed to support virtual and augmented reality, 4K streaming, and other emerging services.

5G (Fifth Generation Wireless): The proposed next generation of wireless telecommunications standards. We expect 5G technology to result in significantly reduced latency compared to LTE, improvements in signalling efficiency and coverage, and the ability to connect to more devices at once than ever before.

4K—Ultra-High Definition Video: Denotes a specific television display resolution of 4096x2160 pixels. 1920x1080 resolution full-HD televisions present an image of around 2 megapixels, while the 4K generation of screens displays an 8 megapixel image.

ABPU (Average Billings per User): This business performance measure, expressed as a dollar rate per month, is predominantly used in the wireless industry to describe the average amount billed to customers per month. ABPU is an indicator of a business’ operating performance.

ARPA (Average Revenue per Account): This business performance measure, expressed as a dollar rate per month, is predominantly used in wireless and cable industries to describe the revenue generated per customer account per month. ARPA is an indicator of a wireless and cable business’ operating performance.

ARPU (Average Revenue per User): This business performance measure, expressed as a dollar rate per month, is predominantly used in the wireless and cable industries to describe the revenue generated per customer per month. ARPU is an indicator of a wireless or cable business’ operating performance.

AWS (Advanced Wireless Services): The wireless telecommunications spectrum band that is used for wireless voice, data, messaging services, and multimedia.

Bandwidth: Bandwidth can have two different meanings: (1) a band or block of radio frequencies measured in cycles per second, or Hertz; or (2) an amount or unit of capacity in a telecommunications transmission network. In general, bandwidth is the available space to carry a signal. The greater the bandwidth, the greater the information-carrying capacity.

BDU (Broadcast Distribution Undertaking): An undertaking for the reception of broadcasting and the retransmission thereof by radio waves or other means of telecommunication to more than one permanent or temporary residence or dwelling unit or to another such undertaking.

bps (Bits per Second): A measurement of data transmission speed used for measuring the amount of data that is transferred in a second between two telecommunications points or within network devices. Kbps (kilobits per second) is thousands of bps; Mbps (megabits per second) is millions of bps; Gbps (gigabits per second) is billions of bps; and Tbps (terabits per second) is trillions of bps.

Broadband: Communications service that allows for the high-speed transmission of voice, data, and video simultaneously at rates of 1.544 Mbps and above.

Bundling: Refers to the coupling of independent products or services offered into one retail package.

BYOD (Bring Your Own Device): Refers to the action that customers are able to sign up for wireless services on a personally purchased device, as opposed to the traditional means of acquiring one through a term contract.

Cable Telephony (Phone): The transmission of real-time voice communications over a cable network.

Churn: This business performance measure is used to describe the disconnect rate of customers to a telecommunications service. It is a measure of customer turnover and is often at least partially reflective of service quality and competitive intensity. It is usually expressed as a percentage and calculated as the number of subscriber units disconnecting in a period divided by the average number of units on the network in the same period.

CLEC (Competitive Local Exchange Carrier): A telecommunications provider company that competes with other, already established carriers, generally the ILEC.

Cloud Computing: The ability to run a program or application on many connected computers simultaneously as the software, data, and services reside in data centres.

CPE (Customer Premise Equipment): Telecommunications hardware, such as a modem or set-top box, that is located at the home or business of a customer.

CRTC (Canadian Radio-television and Telecommunications Commission): The federal regulator for radio and television broadcasters and cable TV and telecommunications companies in Canada.

Customer Relationships: This Cable metric refers dwelling units where at least one of our Cable services is installed and operating and the service(s) are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

Data Centre: A facility used to house computer systems and associated components, such as telecommunications and storage systems. It generally includes redundant or backup power supplies, redundant data communications connections, environmental controls (e.g., air conditioning, fire suppression), and security controls.

DOCSIS (Data Over Cable Service Interface Specification): A non-proprietary industry standard developed by CableLabs that allows for equipment interoperability from the headend to the CPE. The latest version (DOCSIS 3.1) enables bonding of multiple channels to allow for download speeds up to 10 Gbps and upload speeds up to 2 Gbps, depending upon how many channels are bonded together.

DSL (Digital Subscriber Line): A family of broadband technologies that offers always-on, high-bandwidth (usually asymmetrical) transmission over an existing twisted-pair copper telephone line. DSL shares the same phone line as the telephone service but uses a different part of the phone line’s bandwidth.

Edge Computing: The process of obtaining, processing, and analyzing data close to the source of its creation, Edge computing eliminates the need for data to travel through a distant server, reducing latency and bandwidth usage.

Fibre Optics: A method for the transmission of information (voice, video, or data) in which light is modulated and transmitted over hair-thin filaments of glass called fibre optic cables. The bandwidth capacity of fibre optic cable is much greater than that of copper wire and light can travel relatively long distances through glass without the need for amplification.

FTTH (Fibre-to-the-Home)/FTTP (Fibre-to-the-Premise): Represents fibre optic cable that reaches the boundary of the home or premise, such as a box on the outside wall of a home or business.

GSM (Global System for Mobile Communications): A TDMA-based technology and a member of the “second generation” (2G) family of mobile protocols that is deployed widely around the world, especially at the 850, 900, 1800, and 1900 MHz frequency bands.

Hardware Upgrade (HUP): The act of an existing wireless customer upgrading to a new wireless device.

HDR (High Dynamic Range): An imaging technique used to reproduce a greater dynamic range of luminosity than is possible with standard digital imaging or photographic techniques.

Hertz: A unit of frequency defined as one cycle per second. It is commonly used to describe the speeds at which electronics are driven in the radio industry. MHz (megahertz) is millions of hertz; GHz (gigahertz) is billions of hertz; and THz (terahertz) is trillions of hertz.

Homes Passed: Total number of homes that have the potential for being connected to a cable system in a defined geographic area.

Hosting (Web Hosting): The business of housing, serving, and maintaining files for one or more websites or e-mail accounts. Using a hosting service allows many companies to share the cost of a high-speed Internet connection for serving files, as well as other Internet infrastructure and management costs.

Hotspot: A Wi-Fi access point in a public place, such as a café, train station, airport, commercial office property, or conference centre.

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HSPA (High-Speed Packet Access): HSPA is an IP-based packet-data enhancement technology that provides high-speed broadband packet data services over 3G networks. HSPA+ provides high-speed broadband packet data services at even faster speeds than HSPA over 4G networks.

Hybrid Fibre-Coaxial Network Architecture (HFC): A technology in which fibre optic cable and coaxial cable are used in different portions of a network to carry broadband content (such as video, voice, and data) from a distribution facility to a subscriber premise.

ILEC (Incumbent Local Exchange Carrier): The dominant telecommunications company providing local telephone service in a given geographic area when competition began. Typically, an ILEC is the traditional phone company and the original local exchange carrier in a given market.

IoT (Internet of Things): The concept of connecting everyday objects and devices (e.g., appliances and cellular phones) to the Internet and each other. This allows them to sense their environment and communicate between themselves, allowing for the seamless flow of data.

IP (Internet Protocol): The packet-based computer network protocol that all machines on the Internet must know so they can communicate with one another. IP is a set of data switching and routing rules that specify how information is cut up into packets and how they are addressed for delivery between computers.

IPTV (Internet Protocol Television): A system where a digital television signal is delivered using IP. Unlike broadcasting, viewers receive only the stream of content they have requested (by surfing channels or ordering video on demand).

ISED Canada (Innovation, Science and Economic Development Canada): The Canadian federal government department responsible for, amongst other things, the regulation, management, and allocation of radio spectrum and establishing technical requirements for various wireless systems.

ISP (Internet Service Provider): A provider of Internet access service to consumers and/or businesses.

LAN (Local Area Network): A network created via linked computers within a small area, such as a single site or building.

LTE (Long-Term Evolution): A fourth generation cellular wireless technology (also known as 4G) that has evolved and enhanced the UMTS/HSPA+ mobile phone standards. LTE improves spectral efficiency, lowers costs, improves services, and, most importantly, allows for higher data rates. LTE technology is designed to deliver speeds up to 300 Mbps.

LTE Advanced (LTE-A): A mobile communication standard that represents a major enhancement of the LTE standard. With a peak data rate of 1 Gbps, LTE Advanced also offers faster switching between power states and improved performance at the cell edge.

Machine-to-Machine (M2M): The wireless inter-connection of physical devices or objects that are seamlessly integrated into an information network to become active participants in business processes. Services are available to interact with these ‘smart objects’ over the Internet, query, change their state, and capture any information associated with them.

MVNO (Mobile Virtual Network Operator): A wireless communications service provider that does not own the wireless network infrastructure through which it provides services to its customers.

Near-net: Customer location(s) adjacent to network infrastructure allowing connectivity to the premises to be extended with relative ease.

Off-net: Customer location(s) where network infrastructure is not readily available, necessitating the use of a third-party leased access for connectivity to the premises.

On-net: Customer location(s) where network infrastructure is in place to provide connectivity to the premises without further builds or third-party leases. An on-net customer can be readily provisioned.

OTT (Over-the-Top): Audio, visual, or alternative media distributed via the Internet or other non-traditional media.

Penetration: The degree to which a product or service has been sold into, or adopted by, the base of potential customers or subscribers in a given geographic area. This value is typically expressed as a percentage.

Postpaid: A conventional method of payment for wireless service where a subscriber pays a fixed monthly fee for a significant portion of services. Usage (e.g. long distance) and overages are billed in arrears, subsequent to consuming the services. The fees are often arranged on a term contract basis.

Prepaid: A method of payment for wireless service that requires a subscriber to prepay for a set amount of airtime or data usage in advance of actual usage. Generally, a subscriber’s prepaid account is debited at the time of usage so that actual usage cannot exceed the prepaid amount until an additional prepayment is made.

PVR (Personal Video Recorder): A consumer electronics device or application software that records video in a digital format. The term includes set-top boxes with direct-to-disk recording capabilities, which enables video capture and playback to and from a hard disk.

Set-Top Box: A standalone device that receives and decodes programming so that it may be displayed on a television. Set-top boxes may be used to receive broadcast, cable, and satellite programming.

Spectrum: A term generally applied to electromagnetic radio frequencies used in the transmission of sound, data, and video. Various portions of spectrum are designated for use in cellular service, television, FM radio, and satellite transmissions.

Subscription Video-on-Demand (SVOD): Refers to a service that offers, for a monthly charge, access to specific programming with unlimited viewing on an on-demand basis.

TPIA (Third-Party Internet Access): Wholesale high-speed access services of large cable carriers that enable independent service providers to offer retail Internet services to their own end-users.

Video-on-Demand (VOD): A cable service that allows a customer to select and view movies and shows at any time from a library of thousands of titles.

VoIP (Voice over IP): The technology used to transmit real-time voice conversations in data packets over a data network using IP. Such data networks include telephone company networks, cable TV networks, wireless networks, corporate intranets, and the Internet.

VoLTE (Voice over LTE): A platform to provide voice services to wireless customers over LTE wireless networks. The LTE standard only supports packet switching, as it is all IP-based technology. Voice calls in GSM are circuit switched, so with the adoption of LTE, carriers are required to re-engineer their voice call network, while providing continuity for traditional circuit-switched networks on 2G and 3G networks.

Wi-Fi: The commercial name for a networking technology standard for wireless LANs that essentially provide the same connectivity as wired networks, but at lower speeds. Wi-Fi allows any user with a Wi-Fi-enabled device to connect to a wireless access point.

Helpful links

Canadian Radio-Television and Telecommunications Commission (CRTC)

The CRTC is an independent public organization that regulates and supervises the Canadian broadcasting and telecommunications systems. It reports to Parliament through the Minister of Canadian Heritage. www.crtc.gc.ca

Innovation, Science and Economic Development Canada (ISED Canada)

ISED Canada is a ministry of the federal government whose mission is to foster a growing, competitive, knowledge-based Canadian economy. It also works with Canadians throughout the economy and in all parts of the country to improve conditions for investment, improve Canada’s innovation performance, increase Canada’s share of global trade, and build an efficient and competitive marketplace. www.ic.gc.ca

Federal Communications Commission (FCC)

The FCC is an independent United States government agency. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite, and cable. The FCC’s jurisdiction covers the 50 states, the District of Columbia, and U.S. territories. www.fcc.gov

Canadian Wireless Telecommunications Association (CWTA)

The CWTA is the industry trade organization and authority on wireless issues, developments, and trends in Canada. It represents wireless service providers as well as companies that develop and produce products and services for the industry, including handset and equipment manufacturers, content and application creators, and business-to-business service providers. www.cwta.ca

The Wireless Association (CTIA)

The CTIA is an international non-profit membership organization, founded in 1984, representing wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The CTIA advocates on their behalf before all levels of government. www.ctia.org

GSM Association (GSMA)

The GSMA is a global trade association representing nearly 800 operators with more than 300 companies in the broader mobile ecosystem, including handset and device makers, software companies, equipment providers, and Internet companies, as well as organizations in adjacent industry sectors. In addition, more than 180 manufacturers and suppliers support the Association’s initiatives as associate members. The GSMA works on projects and initiatives that address the collective interests of the mobile industry, and of mobile operators in particular. www.gsma.com

Commission for Complaints for Telecom-television Services (CCTS)

An independent organization dedicated to working with consumers and service providers to resolve complaints about telephone, television, and Internet services. Its structure and mandate were approved by the CRTC. www.ccts-cprst.ca

For a more comprehensive glossary of industry and technology terms, go to rogers.com/glossary

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Corporate and shareholder information

CORPORATE OFFICES

Rogers Communications Inc.

333 Bloor Street East,

Toronto, ON M4W 1G9

416.935.7777

CUSTOMER SERVICE AND

PRODUCT INFORMATION

888.764.3771 or rogers.com

SHAREHOLDER SERVICES

If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our transfer agent and registrar:

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, QC H3B 3K3, Canada

416.682.3860 or 800.387.0825

inquiries@astfinancial.com

Duplicate Mailings

If you receive duplicate shareholder mailings from Rogers Communications, please contact AST Trust Company (Canada) as detailed above to consolidate your accounts.

INVESTOR RELATIONS

Institutional investors, securities analysts and others requiring additional financial information can visit investors.rogers.com or contact us at:

647.435.6470 or

416.935.7777 (outside North America)

or investor.relations@rci.rogers.com

CORPORATE PHILANTHROPY

For information relating to Rogers’ various philanthropic endeavours, refer to the “About Rogers” section of rogers.com

SUSTAINABILITY

Rogers is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, please visit rogers.com/csr

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange (TSX):

RCI.A – Class A Voting shares

(CUSIP # 775109101)

RCI.B – Class B Non-Voting shares

(CUSIP # 775109200)

New York Stock Exchange (NYSE):

RCI – Class B Non-Voting shares

(CUSIP # 775109200)

DEBT SECURITIES

For details of the public debt securities of the Rogers companies, please refer to the “Debt Securities” section under investors.rogers.com

INDEPENDENT AUDITORS

KPMG LLP

ONLINE INFORMATION

Rogers is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit investors.rogers.com where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms, and management information circulars. You may also subscribe to our news by email or RSS feeds to automatically receive Rogers news releases electronically.

DIRECT DEPOSIT SERVICE

Shareholders may have dividends deposited directly into accounts held at financial institutions. To arrange direct deposit service, please contact AST Trust Company (Canada) as detailed earlier on this page.

COMMON STOCK TRADING AND DIVIDEND INFORMATION

	Price RCI.B on TSX			Dividends Declared per Share
2020	High	Low	Close
First Quarter	$67.34	$46.81	$58.74	$0.50
Second Quarter	$63.40	$54.09	$54.55	$0.50
Third Quarter	$58.68	$50.68	$52.82	$0.50
Fourth Quarter	$61.66	$52.15	$59.26	$0.50

Shares Outstanding at December 31, 2020

Class A Voting	111,154,811
Class B Non-Voting	393,770,507

2021 Expected Dividend Dates

Record Date*:	Payment Date*:
March 10, 2021	April 1, 2021
June 10, 2021	July 2, 2021
September 9, 2021	October 1, 2021
December 10, 2021	January 4, 2022

* Subject to Board approval

Unless indicated otherwise, all dividends paid by Rogers Communications are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

DIVIDEND REINVESTMENT PLAN (DRIP)

Rogers offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Rogers Communications shares by reinvesting their cash dividends without incurring brokerage fees or administration fees. For plan information and enrolment materials or to learn more about Rogers’ DRIP, please visit https://ca.astfinancial.com/InvestorServices/Search-DRIP or contact AST Trust Company (Canada) as detailed earlier on this page.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS

Registered shareholders can receive electronic notice of financial reports and proxy materials by registering at https://ca.astfinancial.com/edelivery. This approach gets information to shareholders faster than conventional mail and helps Rogers protect the environment and reduce printing and postage costs.

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND OTHER RISKS

This annual report includes forward-looking statements about the financial condition and prospects of Rogers Communications that involve significant risks and uncertainties that are detailed in the “Risks and Uncertainties Affecting our Business” and “About Forward-Looking Information” sections of the MD&A contained herein, which should be read in conjunction with all sections of this annual report.

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Other registered trademarks that appear are the property of the respective owners.

152     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

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